UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MI Developments Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

55304X 10 4

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 10 4	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 10 4	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 10 4	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 70,000
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 433,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 55304X 10 4	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 70,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 10 4	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 70,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 7 of 10 Pages

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 8 is being filed to report that Magna Entertainment Corp. (“MEC”) and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware and that in connection therewith, among other things, the Company, through a wholly-owned subsidiary, has agreed to provide a six-month secured debtor-in-possession financing facility to MEC in the amount of $62.5 million.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Class A Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, 445327 Ontario Limited (“445327”), Fair Enterprise Limited (“Fair Enterprise”) and Bergenie Anstalt (“Bergenie”) (collectively, the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

MEC and certain of its subsidiaries have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. In connection therewith, among other things, the Company has entered into an agreement with MEC and certain of its subsidiaries (the “Purchase Agreement”) to purchase certain of the MEC’s interests associated with the following assets: Golden Gate Fields; Gulfstream Park, including the Company ‘s interest in The Village at Gulfstream Park (a joint venture with Forest City); Palm Meadows Training Center and excess lands; Lone Star Park; AmTote International; XpressBet™; and a holdback note associated with the Company’s sale of The Meadows. The Company’s aggregate offer price for the assets is $195 million, with $136 million to be satisfied through a credit bid using the Company’s existing loans to MEC, $44 million in cash and assumption of a $15 million capital lease. Under the Purchase Agreement, MEC will seek Bankruptcy Court approval of a process to market these and all other MEC assets, and the Company’s offer may be topped by third parties during this auction process. The Company will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for certain expenses. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit B hereto, and which is incorporated herein by reference. A copy of the press release announcing the execution of the Purchase Agreement is filed as Exhibit D hereto, and is incorporated herein by reference.

If the Company acquires non-racing real estate assets from MEC in the Chapter 11 auction process, the Company intends to retain and develop these assets. All horse racing or gaming assets would be segregated from the Company’s real estate business and held in one or more new wholly-owned subsidiaries of the Company (“Raceco”). Subject to the outcome of the Chapter 11 auction process, (a) the Company would retain the lands at Golden Gate Fields and Gulfstream Park, the interest in The Village at Gulfstream Park joint venture, and The Meadows holdback note, and (b) Raceco would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from the Company pursuant to triple net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote International and XpressBet™. If the Company acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses. Racing at Golden Gate Fields would cease prior to commencement of construction on the rezoned property.

On closing of the asset purchases pursuant to the Purchase Agreement, the Company would agree that, without the prior approval of a majority of the votes of minority holders of the Company’s Class A Shares, it would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, Raceco or (b) enter into any transactions with, or provide any services or personnel to, Raceco, except for (i) the triple net leases referred to above and (ii) limited administrative and office services. The Company would also agree not to enter into any transactions in the horseracing or gaming business except through Raceco.

By December 31, 2011, the Company would either (a) if Raceco were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at Raceco and either sell or develop all of Raceco’s remaining assets.

The Company has not made an offer to purchase any other assets of MEC at this time, although the Company will continue to evaluate whether to do so during the course of the Chapter 11 process. There cannot be any assurance that any transactions of any kind will occur.

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 8 of 10 Pages

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

•

Mr. Stronach does not hold any Class A Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327; 50,000 Class A Shares held by Fair Enterprise; and 20,000 Class A Shares issuable upon conversion of Class B Shares by Fair Enterprise, representing 0.9% of the Class A Shares in the aggregate.

•

The Stronach Trust does not hold any Class A Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327, representing 0.8% of the Class A Shares.

•

Bergenie does not hold any Class A Shares directly. Bergenie and Fair Enterprise may each be deemed to beneficially own 50,000 Class A Shares held by Fair Enterprise and 20,000 Class A Shares issuable upon conversion of Class B Shares held by Fair Enterprise, representing 0.2% of the Class A Shares in the aggregate.

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class A Shares beneficially owned by each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class A Shares that are held or beneficially owned by any other Reporting Person. Furthermore, each Reporting Person disclaims beneficial ownership of the Class A Shares beneficially owned by (i) the Magna Deferred Profit Sharing Plan (Canada) (458,912 shares as of January 31, 2009) or the Employees Deferred Profit Sharing Plan (U.S.) (345,824 shares as of January 31, 2009) and (ii) 865714 Ontario Inc., an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of Magna International Inc. and its affiliates and the sale thereof to the management team of Magna International Inc. (45,870 shares as of the filing date). Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Such shares have been excluded from the above calculations.

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares held by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

The Company is the largest secured creditor of MEC. The current balance of the Company’s existing loans to MEC, including accrued interest, is approximately $372 million, comprised of $171 million under project financing relating to MEC’s Gulfstream Park project, $23 million under project financing relating to MEC’s Remington Park project, $125 million under a bridge loan provided in September 2007, and $53 million under a loan provided in December 2008. All of these loans are secured.

The Company, through a wholly-owned subsidiary, has agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the “DIP Facility”) in the amount of $62.5 million. A portion of the DIP Financing will be used to fund interest payments to secured creditors, including the Company. If approved by the Bankruptcy Court, the DIP Financing, combined with MEC’s cash flows from operations, should enable MEC to continue to satisfy its obligations associated with the ongoing operations of its business, including payment of employee wages and benefits in the ordinary course, and payment of post-petition obligations to vendors. The terms of the DIP Facility contemplate that MEC will sell all its assets through an auction process and use the proceeds from the asset sales to repay its creditors. The DIP Facility will be secured by liens on substantially all assets of MEC, as well as a pledge of capital stock of certain guarantors.

The foregoing description of the DIP Facility is qualified in its entirety by reference to such facility, which is filed as Exhibit C hereto, and which is incorporated herein by reference. A copy of the press release announcing the execution of the DIP Facility is filed as Exhibit D hereto, and is incorporated herein by reference.

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	Purchase Agreement, by and among Magna Entertainment Corp., Gulfstream Park Racing Association, Inc., GPRA Commercial Enterprises, Inc., GPRA Thoroughbred Training Center, Inc., MEC Land Holdings (California) Inc., MEC Maryland Investments, Inc., MEC Texas Racing, Inc., Pacific Racing Association, Racetrack Holdings, Inc., 30000 Maryland Investments LLC, Xpressbet, Inc., and MI Developments Inc., dated as of March 5, 2009.

Exhibit C	Debtor-In-Possession Credit Agreement between Magna Entertainment Corp., as Borrower and the guarantors set forth on the signature pages thereof as Guarantors and MID Islandi SF., acting through its Zug branch, as the Lender.

Exhibit D	Press Release of the Company dated March 5, 2009 (Incorporated by reference from Exhibit 1 to Form 6-K filed by the Company effective as of March 5, 2009).

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt – Director
Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director
Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of Bergenie Anstalt

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Bergenie Anstalt. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
Peter Meyer (citizen of Switzerland)	Director, Kaiser Ritter Partner Trust Services Anstalt (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

KRP Corporate Services Trust reg. (Liechtenstein Trust reg.)	Director (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

Karin Matt (citizen of Switzerland)	Director, Kaiser Ritter Partner Trust Services Anstalt (Trust Company)	Pflugstrasse 12 9490 Vaduz Liechtenstein

Executive Officers and Directors of Fair Enterprise Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Fair Enterprise Limited. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
EFG Corporate Services Limited (Jersey Company)	Corporate Director	c/o EFG Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EFG Trust Company Limited (Jersey Company)	Corporate Director, a financial services Limited provider	c/o EFG Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt – Director
Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director
Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

Exhibit B

PURCHASE AGREEMENT

BY AND AMONG

MAGNA ENTERTAINMENT CORP.

GULFSTREAM PARK RACING ASSOCIATION, INC.

GPRA COMMERCIAL ENTERPRISES, INC.

GPRA THOROUGHBRED TRAINING CENTER, INC.

MEC LAND HOLDINGS (CALIFORNIA) INC.

MEC MARYLAND INVESTMENTS, INC.

MEC TEXAS RACING, INC.

PACIFIC RACING ASSOCIATION

RACETRACK HOLDINGS, INC.

30000 MARYLAND INVESTMENTS LLC

XPRESSBET, INC.

AS SELLERS

- and -

MI DEVELOPMENTS INC.

Dated as of March 5, 2009

- i -

- ii -

Section 10.14.	Survival	48

Section 10.15.	Assignment	48

Section 10.16.	Successors and Assigns	48

Section 10.17.	Counterparts	48

- iii -

PURCHASE AGREEMENT

PURCHASE AGREEMENT (the “Agreement”), dated as of March 5, 2009, by and among Magna Entertainment Corp. (“MEC”), a Delaware corporation, Gulfstream Park Racing Association, Inc. (“GPRA”), a Florida corporation, GPRA Commercial Enterprises, Inc. (“GPRA Commercial”), a Florida corporation, GPRA Thoroughbred Training Center, Inc., a Delaware corporation (“GPRA Thoroughbred”), MEC Land Holdings (California) Inc., a California corporation, MEC Maryland Investments, Inc., a Delaware corporation, MEC Texas Racing, Inc., a Delaware corporation, Pacific Racing Association, a California corporation, Racetrack Holdings, Inc., a Delaware corporation, 30000 Maryland Investments LLC, a Delaware limited liability company, as and XpressBet, Inc., a Delaware corporation, as Sellers (collectively, the “Sellers”), and MI Developments Inc., an Ontario corporation (“MID”).

RECITALS:

A. Sellers currently, among other things, (1) conduct thoroughbred racing and pari mutuel and simulcast wagering at, among other facilities, Santa Anita Park (“Santa Anita”), Gulfstream Park (“Gulfstream”), Golden Gate Fields (“Golden Gate”), Lone Star Park (“Lone Star” and collectively with Santa Anita, Gulfstream and Golden Gate, the “Racetracks”), (2) own undeveloped real property, (3) own interests in the Forest City JV, and (4) own and operate certain facilities, media and technology assets relating to the thoroughbred racing and gaming industry at the Racetracks and elsewhere.

B. MEC, the direct or indirect parent of each of the other Sellers, and certain of MEC’s subsidiaries and affiliates, intend to commence cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) by filing voluntary petitions for relief with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

C. Sellers desire to sell assets and equity interests on the terms and conditions contained in this Agreement, including obtaining confirmation of a chapter 11 plan and an order of the Bankruptcy Court pursuant to section 363 of the Bankruptcy Code authorizing the Transaction.

D. MID desires that the Purchaser purchase certain assets and equity interests on the terms and subject to the conditions contained in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Recitals. The recitals set forth above are incorporated by reference and are expressly made part of this Agreement.

Section 1.2. Definitions. The following definitions shall apply to and constitute part of this Agreement and all Exhibits and Schedules attached hereto:

“Adjustment” shall mean the Purchase Price adjustment required pursuant to Section 2.5.

“Affiliate” shall mean a person or entity that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified. For purposes of this definition, “control” shall mean (a) a fifty percent (50%) or more common equity ownership or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“AmTote” shall mean AmTote International, Inc., a Delaware corporation, and a provider of totalisator services to the pari mutuel industry, including a variety of wagering interfaces and connectivity products for racetracks, off-track betting operators, and account-wagering providers, foreign and domestic.

“AmTote Canada” shall mean AmTote Canada, Inc., an Ontario corporation, and a provider of totalisator services to the pari mutuel industry, including a variety of wagering interfaces and connectivity products for racetracks. off-track betting operators, and account-wagering providers, foreign and domestic.

“AmTote Canada Stock” shall mean the issued and outstanding common stock of AmTote Canada.

“Applicable Laws” shall mean all domestic or foreign statutes, laws, by-laws, regulations, rules, ordinances and orders of governmental or other public authorities having jurisdiction.

“Assignment and Assumption of Contracts” shall mean an assignment by each Seller and assumption by the Purchaser of such Seller’s right, title and interest in and to the Existing Contracts, such agreement substantially in the form attached hereto as Exhibit A.

“Assignment and Assumption of Leases” shall mean an assignment by each Seller and assumption by the Purchaser of such Seller’s right, title and interest in and to the Existing Leases, such agreement substantially in the form attached hereto as Exhibit B.

“Assignment of Realty Taxes” shall mean the assignment agreement contemplated in Section 2.6 pursuant to which each Seller shall assign to the Purchaser, to the extent permitted by Applicable Law, any realty tax appeals and/or reassessments that relate to the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) for any Tax period (or portion thereof) prior to the Closing Date, such agreement substantially in the form attached hereto as Exhibit C.

“Assumed Liabilities” shall mean those liabilities of the Sellers as set forth on Exhibit D.

“Bankruptcy Rules” shall mean the Federal Rules of Bankruptcy Procedure.

“Bill of Sale” shall mean a bill of sale for the Chattels.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York, or Toronto, Ontario are authorized or obligated to close under Applicable Laws.

“Chattels” means the equipment, inventory, supplies and other chattels, in each case, if any, located on or about the Lands, which are owned by the Sellers and used exclusively in the maintenance, repair and operation of the Lands.

“Claims” shall mean claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, reasonable legal fees and disbursements, including in respect of investigation, interest, demands and actions of any nature or any kind whatsoever.

“Closing” shall mean the consummation of the Transaction in accordance with the terms set forth in Article VIII.

“Closing Date” shall mean the first (1st) Business Day following satisfaction or waiver of all the conditions set forth in Article VII, or such other date as the Sellers and MID shall mutually agree upon in writing.

“Closing Documents” shall mean any agreements, instruments and other deliveries to be delivered at the Closing pursuant to Sections 8.2 and 8.3.

“Confirmation Order” shall mean the order of the Bankruptcy Court confirming the Plan in accordance with section 1129 of the Bankruptcy Code.

“Contracts” shall mean any contracts and agreements entered into by any Seller, Purchased Company or Joint Venture, or by which any of them is bound with respect to the Lands or otherwise material to such Seller, Purchased Company or Joint Venture, including all contracts and agreements in respect of the severance, development, construction, management, leasing, maintenance or operation of the Lands.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Deed” shall mean a deed in customary form for conveying title to real property in the respective jurisdictions in which the Lands being acquired directly are located.

“Deposit” shall mean the pledge of MID Indebtedness to be provided as a down payment of the Purchase Price and as security for the performance of MID’s obligations hereunder.

“Development Rights” shall mean, collectively, the development rights and transferable density rights, which are associated with and/or attributable to the Lands and in which any of the Sellers has an interest.

“Due Diligence” shall mean such investigations, inspections, reviews, tests and audits relating to the Purchased Assets (including title to the Purchased Assets and compliance with Applicable Laws) as the Purchaser deems reasonably necessary or desirable in its sole and absolute discretion.

“Encumbrances” shall mean all mortgages, pledges, charges, liens, debentures, trust deeds, claims, assignments by way of security or otherwise, security interests, any matter capable of registration against title, option or similar right, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in the Purchased Assets or any part thereof or interest therein, and any agreements, leases, licenses, occupancy agreements, options, easements, rights of way, restrictions, zoning regulations, executions or other encumbrances (including notices or other registrations in respect of any of the foregoing) affecting title to the Purchased Assets or any part thereof or interest therein.

“Environmental Laws” shall mean all applicable federal, state, municipal and local laws, statutes, regulations and other legal requirements, including all applicable orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, occupational health and safety as it relates to the exposure to Hazardous Substances or the manufacture, processing, distribution, use, treatment, storage, disposal, packaging, transport, handling, containment, clean-up or other remediation or corrective action of any Hazardous Substances.

“Environmental Liability” means any Losses arising from, under, or in connection with any of the following: (i) any environmental matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Substances, on-site or off-site contamination, noise, odor, or the regulation of any chemical substance or product as it relates to the environment); (ii) responsibility, financial or otherwise, pursuant to Environmental Laws for clean-up costs or corrective action, including any clean-up, removal, containment or other remediation or response actions required by Environmental Laws (whether or not such actions have been required or requested by any Governmental Authority or any other Person) and for any natural resource damages; or (iii) any other compliance, corrective, remedial or other measure or cost required or lawfully imposed pursuant to Environmental Laws.

“Environmental Permits” shall mean all licenses, permits, approvals, consents, certificates, registrations and other authorizations issued pursuant to Environmental Laws in respect of the Lands;

“Environmental Reports” shall mean the reports relating to environmental matters in respect of the Lands (including compliance of the Lands with Environmental Laws) which could reasonably be considered to contain a material fact pertaining to Hazardous Substances or Hazardous Activities in, on, under or related to the Lands, compliance by the Sellers with Environmental Laws or any actual or potential Environmental Liability of the Sellers with respect to the Lands, to the extent in the possession or control of the Sellers.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Working Capital” shall mean the Working Capital, expressed as a positive or negative number, as the case may be, as set forth on the Statement of Closing Adjustments.

“Existing Contracts” shall mean all Contracts, as amended, renewed or otherwise varied to the date of this Agreement, all of which are listed on Exhibit E.

“Existing Leases” shall mean all Leases, as amended, renewed or otherwise varied to the date of this Agreement, all of which are listed on Exhibit F.

“Final Order” means an order or judgment: (i) as to which the time to appeal, petition for certiorari or move for review or rehearing has expired and as to which no appeal, petition for certiorari or other proceeding for review or rehearing has been filed or sought or (ii) if an appeal, writ of certiorari, reargument or rehearing has been filed or sought, the order or judgment has been affirmed by the highest court to which such order or judgment was appealed or certiorari has been denied, or reargument or rehearing shall have been denied or resulted in no modification of such order or judgment, and the time to take any further appeal or to seek certiorari or further reargument or rehearing has expired; provided, that the theoretical possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order or judgment shall not prevent such order or judgment from being considered a Final Order.

“Forest City JV” shall mean Village at Gulfstream Park, the joint venture formed by GPRA Commercial and Forest City Enterprises, Inc. to develop lands adjacent to Gulfstream.

“Forest City JV Interest” shall mean the fifty percent (50%) interest in Forest City JV owned by GPRA Commercial.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time.

“Golden Gate Fields Property” shall mean certain real property located in Berkley, California, consisting of approximately one hundred and sixty-four (164) acres and more specifically described on Exhibit G-1 hereto.

“Governmental Authority” shall mean any domestic, foreign or local government, quasi-governmental authority, regulatory authority, government department, agency, commission, board, arbital or other tribunal or court having jurisdiction or power of any nature over the Purchased Assets.

“Governmental Plan” shall mean a “governmental plan” as defined in Section 3(32) of ERISA.

“Gulfstream Indebtedness” shall mean the indebtedness and the obligations of MEC and certain of its Subsidiaries and Affiliates arising from or relating to that certain Third Amended and Restated Gulfstream Park Loan Agreement, made as of December 22, 2006 between GPRA, MID Islandi SF, acting through its Zug branch, and certain guarantors as specified therein, as the same has been and may be amended or restated from time to time.

“Gulfstream Property” shall mean certain real property located in Hallandale, Broward County, Florida, and Aventura, Dade County, Florida, consisting of approximately 285 acres and more specifically described on Exhibit G-2 hereto.

“Hazardous Activity” includes the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Substances in, on, under, about and from the Lands or any part thereof and any other act, business or operation that poses a material risk of harm to Persons or property on or about the Lands.

“Hazardous Substances” shall mean any pollutants, contaminants, deleterious substances, toxic or hazardous wastes, petroleum or petroleum products, asbestos, PCBs, flammable materials and radioactive materials as defined or characterized as such in Environmental Laws.

“Hearing” shall mean the hearing to be held by the Bankruptcy Court to consider the Sale Motion and the approval of the Transaction.

“HRTV” shall mean HRTV, LLC, a Delaware limited liability company, an operator of a television network dedicated to providing programming and content relating to horse racing and the horse racing industry.

“HSR” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means all trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, issued patents and pending applications and other patent rights, industrial design registrations, pending applications and other industrial design rights, trade secrets, proprietary information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, blue prints, drawings and designs, formulae, processes, technology and other intellectual property, together with all rights under licenses, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing.

“Interim Order” shall mean the order of the Bankruptcy Court authorizing and establishing the bidding procedures and the submission of competing offers for the Purchased Assets, in whole or in part, in accordance with the terms and provisions of Section 3.1.

“IRC” shall mean the Internal Revenue Code of 1986, as amended.

“IRS” shall mean the Internal Revenue Service of the United States.

“Land Development Code” means any law, enactment, statute, code, ordinance, rule, regulation, judgment, decree, writ, injunction, franchise, permit, certificate, license, authorization, agreement, or other direction or requirement of any Governmental Authority now existing or hereafter enacted, adopted, promulgated, entered, or issued affecting the Lands, including the Aventura Land Development Regulations, and any other requirement, condition or obligation imposed by any development applications in respect of the Lands.

“Lands” shall mean the fee simple interest in the Golden Gate Fields Property, the Gulfstream Property and the Palm Meadows Property, together with any and all improvements located on or in the Lands and any and all Development Rights, easements, tenements, rights-of-way and other rights and interests appurtenant thereto and any and all improvements located therein.

“Leases” shall mean any agreements to lease, leases, renewals of leases and other rights (including licenses) granted by or on behalf of the Sellers or their respective predecessors in title as owner of the Lands which entitle any Person to possess or occupy any space on or within the Lands, together with all security, guarantees and indemnities relating thereto.

“Licenses” shall mean any and all pari mutuel or other horse racing or gaming related licenses.

“Lone Star Interests” shall mean the partnership interests of MEC Lone Star, LP.

“Losses” shall mean in respect of any matter, all losses, damages, liabilities, diminution in value, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, goods and services taxes, sales taxes or other similar taxes, interest, penalties and amounts paid in settlement) arising directly or indirectly.

“Meadows Note” shall mean that certain promissory note, dated November 14, 2006, executed by PA Meadows, LLC in favor of MEC, in the original principal amount of Twenty Five Million Dollars ($25,000,000.00).

“MID DIP Loan” shall mean the indebtedness and the obligations of MEC and certain of MEC’s Subsidiaries and Affiliates arising from or relating to that certain Agreement, dated as of March 5, 2009, between MEC, certain of its subsidiaries and MID Islandi SF, acting through its Zug branch.

“MID Indebtedness” shall mean the indebtedness and the obligations of MEC and certain of its Subsidiaries and Affiliates arising from or relating to that certain (a) 2008 Loan Agreement, dated December 1, 2008, between MEC, MID Islandi SF, acting through its Zug branch, and certain guarantors as specified therein, as the same has been and may be amended or restated from time to time, (b) Bridge Loan Agreement, dated as of September 12, 2007, between MEC, MID Islandi SF, acting through its Zug branch, and certain guarantors as specified therein, as the same has been and may be amended or restated from time to time, (c) the Gulfstream Indebtedness, and (d) loan agreement made as of July 22, 2005, between Remington Park, Inc., MID Islandi SF, acting through its Zug branch, and certain guarantors as specified therein, as the same has been and may be amended or restated from time to time.

“Multiemployer Plan” shall mean a “multiemployer plan” as defined in Section 3(37) of ERISA

“Multi-Employer Health Plan” shall mean a “multiple employer welfare benefit arrangement” as defined in Section 3(40)(A) of ERISA.

“Notice” shall mean any notice, request, consent, acceptance, waiver or other communication required or permitted to be given pursuant to this Agreement.

“Ordinary Course of Business” shall mean the operation and conduct of the affairs of an enterprise in the ordinary course of its business, consistent with past practice and the businesses in which the respective Sellers operate.

“Palm Meadows Property” shall mean certain real property located in Palm Beach County, Florida, consisting of approximately 324 acres, and more specifically described on Exhibit G-3 hereto.

“Permits” shall mean, to the extent assignable, all the right, title, benefit and interest of any Seller in any and all licenses (other than pari mutuel or other horse racing or gaming-related licenses), franchises, governmental and other approvals, development rights and permits relating to the Lands.

“Permitted Encumbrances” shall mean: (i) the Existing Leases; (ii) liens for current real estate taxes or other similar governmental impositions which are not yet due and payable; (iii) to the extent they do not materially affect the insurability, marketability or the present use of the Lands, (a) discrepancies, conflicts in boundary lines, shortage in area, encroachments and any other state of facts shown on any survey provided to the Purchaser or updated survey obtained by the Purchaser and (b) those matters set forth on Schedule A on any title report with respect to the Lands; (iv) rights of Tenants under Existing Leases; (v) to the extent they do not materially affect the insurability, marketability or the present use of the Lands, laws, regulations, resolutions or ordinances, including building, zoning and environmental protection, as to the use, occupancy, subdivision, development, conversion or redevelopment of the Lands imposed by any Governmental Authority; (vi) any and all mortgages and liens upon and security interests in any of the Lands that are senior in priority to any mortgages and liens upon and security interests in such Lands held by MID or its Subsidiaries and Affiliates; (vii) any unrecorded and recorded encumbrances, liens, agreements and other instruments affecting the Lands which have been accepted by the Purchaser by notice in writing to the Sellers on or before the Closing Date; and (viii) all other matters which would not materially adversely affect the use or the development of the Lands.

“Person” shall mean an individual, partnership, limited liability company, corporation, trust, unincorporated organization, government, or any department or agency thereof, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual.

“Plan” shall mean the chapter 11 plan, in form and substance reasonably satisfactory to the Purchaser, which shall be confirmed by the Bankruptcy Court in accordance with section 1129 of the Bankruptcy Code.

“Plan Effective Date” shall mean the date upon which all the conditions to effectiveness of the Plan shall have been satisfied or waived and the Transaction shall have been substantially consummated.

“Purchase Price” shall mean One Hundred Seventy Nine Million Seven Hundred Ninety Five Thousand Dollars ($179,795,000) subject to the adjustment provided for in Section 2.5.

“Purchased Assets” shall mean, collectively, the assets, the stock of the Purchased Companies and the Forest City JV Interest to be purchased by the Purchaser and set forth in detail in Section 2.1.

“Purchased Companies” shall mean Pacific Racing Association, GPRA, GPRA Thoroughbred, MEC Lone Star, LP, AmTote, AmTote Canada, Xpressbet and MEC Land Holdings (California) Inc.

“Purchaser” shall mean, collectively, MID or, at the sole option and discretion of MID, any one or more Subsidiaries or Affiliates of MID, as MID shall designate in writing prior to the Closing Date.

“Purchaser’s Solicitors” shall mean Davies Ward Phillips & Vineberg LLP, Suite 4400, 1 First Canadian Place, 100 King Street West, Toronto, Ontario and Sidley Austin LLP, 787 Seventh Avenue, New York, NY, or such other firms of solicitors or lawyers acting for the Purchaser and notice of which is provided to the Sellers in accordance with the provisions of Section 10.7.

“Reorganized AmTote Stock” shall mean the common stock of AmTote to be issued on the Plan Effective Date.

“Reorganized Golden Gate Fields Stock” shall mean the common stock of Pacific Racing Association to be issued on the Plan Effective Date.

“Reorganized GPRA Thoroughbred Stock” shall mean the common stock of GPRA Thoroughbred Training Center, Inc. to be issued on the Plan Effective Date.

“Reorganized Gulfstream Stock” shall mean the common stock of GPRA to be issued on the Plan Effective Date.

“Reorganized Land Holdings Stock” shall mean the common stock of MEC Land Holdings (California) Inc. to be issued on the Plan Effective Date.

“Representations “ shall mean the representations, warranties and certifications made or to be made pursuant to this Agreement and all agreements, documents and instruments entered into in connection herewith.

“Requisitions Notice” shall mean the notice which may be sent by the Purchaser, no later than ten (10) Business Days prior to the commencement of the Hearing in accordance with the provisions of Section 6.1.

“Sale Motion” shall mean the motion to be filed by MEC and the Sellers with the Bankruptcy Court seeking an order, pursuant to section 363 of the Bankruptcy Code, authorizing the sale of the Purchased Assets to the Purchaser, free and clear of all Encumbrances, other than Permitted Encumbrances.

“Sale Order” shall mean the order of the Bankruptcy Court authorizing, among other things, the sale of the Purchased Assets to the Purchaser pursuant to this Agreement and the consummation of the Transaction.

“Statement of Closing Adjustments” shall mean the Statement of Closing Adjustments to be made as of the Closing Date and delivered by the Sellers on or prior to the second (2nd) Business Day prior to the Closing, together with detailed calculations used by the Sellers with respect thereto.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company, association or other business entity or more than fifty percent (50%) of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held by such Person and one or more subsidiaries of such Person, or (b) that is, at the time any determination is being made, otherwise Controlled, by such Person or by one or more other subsidiaries of such Person.

“Tax” or “Taxes” shall mean (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, value added, transfer, stamp, or environmental tax (including taxes under Section 59A of the IRC), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed on or with respect to any of the Sellers, the Purchased Companies or the Joint Ventures by any taxing authority and (ii) liability in respect of any items described in clause (i) as a result of liability as a transferee, as a result of being a member of a consolidated, combined, affiliated or unitary group, or as a result of any obligation under any Tax sharing or Tax indemnity contract or arrangement.

“Tax Refund” shall mean the Sellers’ rights, title and benefits to existing realty appeals and reassessments that relate to the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) and all refunds, rebates, credits, reassessments, readjustments and payments from time to time resulting therefrom.

“Tax Return” or “Tax Returns” shall mean all material returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any taxing authority in connection with the determination, assessment, collection or administration of any Taxes.

“Tenants” shall mean all Persons having a right to possess or occupy the Lands or any part thereof now or hereafter pursuant to an Existing Lease.

“Termination Date” shall mean the date on which this Agreement is terminated in accordance with the provisions of Article IX.

“TrackNet Media” shall mean TrackNet Media Group, LLC, a distributor of the Racetracks’ horse racing content through media outlets to other racetracks, off track betting facilities, casinos and advance deposit wagering companies, and purchaser of horse racing content from third parties for redistribution.

“Transfer Taxes” means any transfer, documentary, sales, use, stamp, registration and other such taxes, any conveyance fees, any recording charges and any other similar fees and charges (including penalties and interest in respect thereof).

“Time of Closing” shall mean 10:00 a.m. on the Closing Date.

“Transaction” shall mean the transactions contemplated herein, including the purchase and sale of the Purchased Assets provided for in this Agreement.

“Village at Gulfstream” shall mean The Village at Gulfstream Park, LLC, a Delaware limited liability company.

“Voluntary Liens” shall mean liens and other Encumbrances (other than Permitted Encumbrances) which each of the respective Sellers has knowingly and intentionally placed (or suffered or allowed to be placed) on the Lands, including (x) notices of lis pendens or mechanics’ liens resulting from such Seller’s failure to pay any obligation of the Sellers, and (y) all mortgages, deeds of trust, assignments of leases, financing statements and other instruments securing debt, including any existing mortgages.

“Working Capital” shall mean Current Assets minus Current Liabilities. The terms “Current Assets” and “Current Liabilities” mean the sum of the current assets and current liabilities, respectively, of the Purchased Companies, calculated in accordance with United States generally accepted accounting principles (“GAAP”); provided, however, that Current Assets shall exclude receivables from Affiliates of MEC, other than trade receivables.

“Xpressbet” shall mean Xpressbet, Inc., a wholly-owned subsidiary of MEC and operator of an account wagering business permitting customers to place wages by telephone and over the internet at over one hundred (100) racetracks in North America, Dubai, Germany and the United Kingdom.

“Xpressbet Stock” shall mean the issued and outstanding common stock of Xpressbet.

Section 1.3. Other Terms. Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement. As used in this Agreement, any reference to any federal, state, local, or foreign law, including any applicable law, will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include”, “includes”, and “including” will be deemed to be followed by “without limitation”. Pronouns in masculine, feminine, or neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement”, “herein”, “hereof”, “hereby”, “hereunder”, and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. References in this agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of, Schedules or Exhibits to, this Agreement, except to the extent otherwise specified herein.

Section 1.4. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and are not part of this Agreement and do not in any way limit or modify the terms or provisions of this Agreement and shall not affect the interpretation hereof.

Section 1.5. Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement.

Section 1.6. Time. Time shall be of the essence of this Agreement. Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. Whenever action must be taken (including the giving of notice, the delivery of documents or the funding of money) under this Agreement, prior to the expiration of, by no later than or on a particular date, unless otherwise expressly provided in this Agreement, such action must be completed by 5:00 p.m. on such date. The time limited for performing or completing any matter under this Agreement may be extended or abridged by an agreement in writing by the parties or by their respective solicitors. All references herein to time are references to Toronto time.

Section 1.7. Forest City JV. Notwithstanding any other provisions hereof, the representations and warranties given hereunder with respect to the Forest City JV are given by the Sellers only to the knowledge of the Sellers and without inquiry of the management or employees of the Forest City JV, except for the representations and warranties given respecting the Sellers’ direct or indirect ownership and other rights and obligations in respect of the Forest City JV. Covenants given by the Sellers shall not extend to the Forest City JV; provided however, that, if an issue relating to the Forest City JV arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the Forest City JV, subject to any pre-existing agreement, the Sellers shall use commercially reasonable efforts to comply with such covenant and shall vote its voting interests in the Forest City JV in respect of such issue consistent with complying with the relevant covenant as though such covenant did extend to the Forest City JV. The Sellers shall also exercise any other proper influence in the Forest City JV in a manner consistent with complying with the relevant covenant as though such covenant did extend to the Forest City JV, subject to any Applicable Laws, applicable fiduciary duties or contractual obligations (other than under this Agreement).

ARTICLE II

AGREEMENT OF PURCHASE AND SALE

Section 2.1. Purchase and Sale. Each Seller hereby agrees to sell, transfer, assign, set over and convey to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and assume from each of the Sellers, upon the terms and subject to the conditions of this Agreement, all right, title and interest of such Seller of any nature whatsoever, in the following Purchased Assets:

(a)	AmTote. The Reorganized AmTote Stock and the AmTote Canada Stock;

(b)	Forest City JV. The Forest City JV Interest;

(c)	Lone Star. The Lone Star Interests;

(d)	Meadows. The Meadows Note;

(e)	GPRA Thoroughbred. The Reorganized GPRA Thoroughbred Stock;

(f)	Golden Gate Fields. The Reorganized Golden Gate Fields Stock;

(g)	Gulfstream. The Reorganized Gulfstream Stock;

(h)	Land Holdings. The Reorganized Land Holdings Stock; and

(i)	Xpressbet. The Xpressbet Stock.

Section 2.2. Condition of Conveyance. The Purchased Assets shall be sold, conveyed, assigned, transferred and delivered by the Sellers to the Purchaser by appropriate instruments of transfer, bills of sale, endorsements, assignments and Deeds, all in form and substance reasonably satisfactory to Purchaser, and free and clear of any and all Encumbrances of any and every kind, nature and description, other than Permitted Encumbrances; provided, however, that, to the extent that any of the Purchased Assets consist of leasehold interests in property owned by others, Purchaser hereby acknowledges and agrees that each such Purchased Asset shall be sold, conveyed, assigned, transferred and delivered hereunder subject to all the rights and interests of the owner of the leased property and to any security interest, lien or encumbrance which has been granted by such owner, in each case prior to the date of this Agreement.

Section 2.3. Deposit. MID hereby pledges to the Sellers as a Deposit for the satisfaction of its obligations hereunder, including payment of the Purchase Price in accordance with the provisions of Section 2.4, Seventeen Million Nine Hundred Seventy-Nine Thousand Five Hundred Dollars ($17,979,500) of outstanding Gulfstream Indebtedness, representing ten percent (10%) of the Purchase Price. In the event that this Agreement is terminated (a) by the Sellers in accordance with the provisions of Section 9.1(a) due to MID’s breach of the covenants set forth in Article VI, including MID’s failure to consummate the Transaction upon satisfaction or waiver of all conditions precedent thereto, the Deposit shall be deemed to be liquidated damages for MID’s breach hereof and the MID Indebtedness shall be deemed to have been permanently reduced in the amount of the Deposit, (b) (i) by the Sellers or MID pursuant to Section 9.1(b) or automatically pursuant to the proviso thereto or (ii) by MID in accordance with the provisions of Section 9.1(a) due to the Sellers’ breach of the covenants set forth in Article V or (iii) by MID in accordance with the provisions of Section 9.3, the Deposit shall immediately be returned to MID and the pledge of MID Indebtedness shall immediately be released, and (c) by either Party for any reason other than the other Party’s breach of the covenants set forth in Article VI, the Deposit shall immediately be returned to MID and the pledge of MID Indebtedness shall be released.

Section 2.4. Payment of Purchase Price. At the Closing, the Purchase Price shall be satisfied by (a) application of One Hundred Thirty-Five Million Six Hundred Twenty-Nine Thousand Dollars ($135,629,000) of MID Indebtedness (the “Debt Portion” of the Purchase Price) adjusted as provided in Section 2.5(a) and (b) payment of the balance of the Purchase Price by the Purchaser to the Sellers, by certified or bank cashier’s check or by wire transfer of immediately available funds, all as adjusted pursuant to the terms and provisions of Section 2.5. In the event that the aggregate amount of any third-party secured indebtedness which is secured by the Purchased Companies or their assets is reduced by payment or otherwise (the “Reduction Amount”), the amount referred to in clause (b) above shall be reduced by the Reduction Amount and the amount referred to in clause (a) above shall be increased by the Reduction Amount.

Section 2.5. Purchase Price Adjustment.

(a) The Debt Portion of the Purchase Price to be paid at the Closing shall be adjusted and increased or decreased, on a dollar-for-dollar basis, in an amount equal to the Estimated Working Capital. In connection therewith, the Sellers shall prepare and deliver to MID at least two (2) Business Days prior to Closing the Statement of Closing Adjustments. The Sellers shall give to MID access to the Sellers’ working papers and supporting materials in order to confirm the Statement of Closing Adjustments.

(b) Within 30 days after the Closing Date, MID shall prepare and deliver to MEC a statement (the “MID Statement”) setting forth the Working Capital as of the close of business on the Closing Date (the “Closing Date Working Capital”).

(c) During the 10-day period following MEC’s receipt of the MID Statement, MEC and its independent auditors shall be permitted to review the working papers of MID relating to the MID Statement. The MID Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless MEC gives written notice of its disagreement with the MID Statement (a “Notice of Disagreement”) to MID before such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on the Closing Date Working Capital not being calculated in accordance with this Section 2.5. If a Notice of Disagreement is received by MID in a timely manner, then the MID Statement (as revised in accordance with this sentence) shall become final and binding upon MID and MEC on the earlier of (A) the date MID and MEC resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 30-day period following the delivery of a Notice of Disagreement, MID and MEC shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During such period MID and its auditors shall have access to the working papers of MEC prepared in connection with the Notice of Disagreement. At the end of such 30-day period, MEC and MID shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and which were properly included in the Notice of Disagreement. The Accounting Firm shall Ernst & Young LLP or, if such firm is unable or unwilling to act, such other such nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. MID and MEC shall jointly request that the Accounting Firm render a decision resolving the matters submitted to the Accounting Firm within 30 days after such submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 2.5 shall be borne by MID and MEC in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

(d) Immediately upon the MID Statement becoming final and binding, the Debt Portion of the Purchase Price shall either (a) be increased by the amount by which the Closing Date Working Capital exceeds the Estimated Working Capital or (b) be decreased by the amount by which Closing Date Working Capital is less than the Estimated Working Capital. MEC and MID shall take all actions necessary to cause the amount of MID Indebtedness to be adjusted to reflect the adjustment provided for in this Section 2.5.

Section 2.6. Tax Refunds. On Closing, the Sellers shall assign to the Purchaser all Tax Refunds, if any, together with a direction to the municipality to pay any Tax Refund to the Purchaser and, if any appeal or reassessment is pending, the authorization and appointment of the Purchaser to continue such pending appeal or reassessment, such assignment to be substantially in the form attached hereto as Exhibit C; provided, however, that:

(a) any Tax Refund in respect of the period (or portion thereof) ending on the day preceding the Closing Date shall remain the property of the respective Seller;

(b) the Sellers shall make any payments in respect of realty or business taxes for the period (or portion thereof) ending on the day preceding the Closing Date arising from such reassessments or appeals to the applicable Governmental Authorities;

(c) any Tax Refund for the taxation period that includes the Closing Date (after deduction of out-of-pocket expenses in conducting any such appeal or reassessment, including any commissions payable to agents or consultants) shall be readjusted as of the Closing Date after the conclusion of any assessment appeal;

(d) to the extent that the Purchaser receives payment of any Tax Refund in respect of the period (or portion thereof) ending on the day preceding the Closing Date, the Purchaser shall hold such Tax Refund in trust for the Sellers and shall, promptly after receipt thereof, pay to the Sellers the amount of any such Tax Refund after deducting a pro rata portion of all reasonable costs and expenses incurred by the Purchaser in connection with such appeal or reassessment; and

(e) if, after Closing, the Purchaser wishes to discontinue any realty tax appeal or reassessment in respect of realty taxes paid or payable for the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) during the period (or portion thereof) ending on the day preceding the Closing Date, the Purchaser shall give notice to the Sellers and if requested by the Sellers, the Purchaser shall re-assign to the Sellers all the Purchaser’s right, title and benefit to such appeals and reassessments with a direction to the municipality to pay any resulting Tax Refund to the Sellers, and the Purchaser shall cease to have any right in the Tax Refund.

Notwithstanding any other provision in this Agreement to the contrary, in the event the Sellers pursue any realty tax appeals and/or reassessments in respect of the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) on or after the Closing Date, any Tax Refund received by the Sellers in connection with such appeals and/or reassessments that relate to the period (or portion thereof) ending on the day preceding the Closing Date shall be for the account of the Sellers. To the extent the Sellers receive any Tax Refund in connection with such appeals and/or reassessments that relate to the period (or portion thereof) from and after the Closing Date, the Sellers shall hold such Tax Refund in trust for the Purchaser and shall promptly after receipt thereof pay to the Purchaser the amount of such Tax Refund, after deducting a pro rata portion of all reasonable costs and expenses incurred by the Sellers in connection with such appeal or reassessment. In the case of any taxation period that includes the Closing Date, the realty taxes and refunds thereof attributable to the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) shall be allocated between the period ending on the day preceding the Closing Date and the period from and after the Closing Date on a per diem basis.

Section 2.7. Assumption of Liabilities. Notwithstanding any provision contained in this Agreement to the contrary, on the Closing Date, Purchaser shall assume certain obligations and liabilities of the Sellers, to the extent but only to the extent as set forth on Exhibit D hereto, as and when such Assumed Liabilities shall become due and payable pursuant to the terms of the documents pursuant to which such Assumed Liabilities were created, including, to the extent set forth on Exhibit D, the payment of all amounts necessary to cure any monetary defaults in respect of such Assumed Liabilities. Without in any way limiting the foregoing, on the Closing Date, in accordance with the terms and conditions of the Sale Order, the Sellers shall be relieved of any liability with respect to such Assumed Liabilities.

Section 2.8. Tax Reorganization. In the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction whereby the Purchaser would effectively acquire all of the Purchased Assets and/or the assets of the Purchased Companies (including the direct purchase by the Purchaser of certain lands and/or assets from the Purchased Companies or their subsidiaries or the conversion of any Purchased Company into a limited liability company by merger or otherwise) on economic terms having consequences to the Sellers which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Sellers agree to complete such Alternative Transaction in the same manner as the Transaction, to amend such provisions of this Agreement as are necessary to achieve such results and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. The Sellers shall cooperate with the Purchaser in its consideration of any possible Alternative Transaction to the extent reasonably requested, including by providing the Purchaser with reasonable access to information, records, documents, properties and personnel after reasonable prior notice and during normal business hours.

Section 2.9. Alternative Asset Purchase. Upon written notice delivered by the Purchaser to the Sellers not later than 30 days prior to the Closing Date, the Purchaser may elect in its sole discretion to purchase the respective assets of MEC Lone Star, LP and its Subsidiaries, Xpressbet and its Subsidiaries and AmTote Canada and its Subsidiaries, if any, in lieu of purchasing the Lone Star Interests, the Xpressbet Stock and the AmTote Canada Stock, respectively, and in connection with such purchase, the Purchaser shall not assume any of the liabilities of such entities other than liabilities pursuant to contracts assigned to the Purchaser as part of such purchase. Upon such election, the parties shall promptly negotiate in good faith an amendment to this Agreement giving effect to the foregoing, without modifying any of the other provisions of this Agreement, including the Purchase Price and the representations and warranties.

ARTICLE III

COURT APPROVAL

Section 3.1. Conditions Precedent. In addition to the conditions set forth in Article VII, it shall be a condition precedent to the obligations of each of the parties to this Agreement that (i) the Bankruptcy Court shall have entered the Sale Order, after notice and a hearing as defined in section 102(1) of the Bankruptcy Code, approving the terms and conditions of this Agreement and authorizing the Sellers to perform all acts necessary to consummate the Transaction and (ii) the Bankruptcy Court shall have entered the Confirmation Order, which order shall have become a Final Order. Without in any way limiting the foregoing, as soon as practicable following the date hereof, but in no event later than March 9, 2009, the Sellers shall file the Sale Motion with the Bankruptcy Court, which motion shall request, among other things, (a) entry of the Sale Order and (b) entry of the Interim Order providing for, among other relief, the implementation of bidding procedures in connection with the solicitation and submission of higher and better offers for the Purchased Assets, in whole or in part. The Sellers shall, no later than 60 days from the date hereof, prepare and file with the Bankruptcy Court: (A) a Disclosure Statement with respect to the Plan (the “Disclosure Statement”) and (B) the Plan. The Plan, any and all exhibits and attachments to the Plan, the Disclosure Statement and the Orders approving the same (including the Confirmation Order), to the extent any of the foregoing impact the transactions contemplated herein, shall be reasonably acceptable in form and substance to MID and shall provide for the discharge of all contingent liabilities of the Purchased Companies.

Section 3.2. Allocation of Purchase Price. Within sixty (60) Business Days after the Closing Date, the Purchaser shall provide the Sellers with a schedule (the “Allocation Schedule”) setting forth the Purchaser’s allocation of the Purchase Price among the Purchased Assets. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and any applicable provision of state, local or foreign law. Such allocation shall be deemed final unless MEC has notified the Purchaser in writing of any disagreement with the Allocation Schedule within thirty (30) Business Days after submission thereof by the Purchaser. If the allocation is deemed final or the Purchaser and MEC reach such agreement, the Purchaser, MEC and the Sellers shall execute and file all Tax Returns in a manner consistent with the allocation determined pursuant to this Section 3.2. In the event that the parties hereto do not agree to a purchase price allocation in accordance with this Section 3.2, then the Sellers and the Purchaser shall refer the disagreement to the Accounting Firm. The Accounting Firm shall resolve any disagreement within 30 days and the Sellers and the Purchaser agree the decision of the Accounting Firm shall be conclusive and binding on both the Sellers and the Purchaser. The fees of the Accounting Firm shall be borne by the Sellers and the Purchaser in inverse proportion as they may prevail on the disagreement resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered. The Purchaser, MEC and the Sellers shall execute and file all Tax Returns and other related documents in a manner consistent with the Accounting Firm’s determination.

Section 3.3. Sale to Third Party. In the event that one or more sales of any of the Purchased Assets to any entity or entities, other than the Purchaser, is consummated and this Agreement is terminated, Sellers shall, subject to entry of the Interim Order by the Bankruptcy Court, promptly pay to MID cash in an amount equal to its reasonable and documented external fees and expenses incurred in connection with the negotiation and documentation of this Agreement and efforts undertaken by MID to evaluate and consummate the Transaction during the period from the date hereof up to and including the Termination Date. In the event that the Sellers shall reasonably disagree with the amount requested by MID with respect to such fees and expenses, the Sellers shall file an application with the Bankruptcy Court to determine the reasonableness thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of the Sellers. Except as disclosed on the attached Disclosure Schedule, each of the Sellers, jointly but not severally, hereby represents and warrants to and in favor of the Purchaser, as follows:

(a) The Sellers are duly formed and subsisting under the respective laws of their states of formation, are properly qualified to do business in such states, and have the corporate power, authority, right and capacity to own the Purchased Assets, including the Lands, and to enter into, execute and deliver this Agreement and, subject to the entry of the Sale Order and the Confirmation Order, to carry out the Transaction in the manner contemplated by this Agreement.

(b) The Transaction has been duly and validly authorized by all requisite corporate or other proceedings of each of the Sellers, the Purchased Companies and the Forest City JV, and subject to the entry of the Sale Order and the Confirmation Order, upon execution and delivery by the Sellers and the Purchaser, this Agreement and all other documents and agreements to be delivered by the Sellers pursuant to this Agreement shall constitute legal, valid and binding obligations of the Sellers.

(c) Each of the Purchased Companies and the Forest City JV is duly formed and subsisting under the respective laws of the state of its formation, is properly qualified to do business in such state, and has the corporate power or other authority, right and capacity to own, operate and/or lease the properties and assets now owned, operated and/or leased by it, and to carry on its business in all respects as currently conducted by it.

(d) Neither the execution of this Agreement nor its performance by the Sellers will result in a breach of any term or provision, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Sellers, the Purchased Companies, or the Forest City JV under the constituent documents or by-laws of the Sellers, the Purchased Companies or the Forest City JV, or any indenture, mortgage, deed of trust or any other agreement to which any of them is a party, or by which any of them is bound, and, other than the Sale Order and the Confirmation Order and any applicable approvals of any Governmental Authority, no consent, approval or other documentation is necessary to enable the Sellers to complete the Transaction pursuant to this Agreement in compliance with all existing obligations, Permits or Licenses of the Sellers, the Purchased Companies and the Forest City JV, and in compliance with all Applicable Laws, Permitted Encumbrances and any other obligations or agreements which affect the Purchased Assets, the Purchased Companies and the Forest City JV.

(e) To the knowledge of any of the Sellers, neither the execution of this Agreement nor its performance by any of the Sellers will result in a breach of any term or provision or constitute a default under, or conflict with or cause the acceleration of any obligation of any of the Sellers under, any indenture, mortgage, deed of trust or any other material agreement to which MEC or any Subsidiary of MEC is a party, or by which MEC or any Subsidiary of MEC is bound and no consent, approval or other documentation, other than the Sale Order and the Confirmation Order and any applicable approvals of any Governmental Authority, is necessary to enable the Sellers to complete the Transaction pursuant to this Agreement in compliance with all existing obligations of MEC or any Subsidiary of MEC.

(f) There are no actions, suits, proceedings, claims, investigations, applications or complaints (whether or not purportedly on behalf of any of the Sellers) pending or, to the Sellers’ knowledge, threatened against or affecting any of the Sellers, the Purchased Companies or the Forest City JV, which in any way relate to or involve or could adversely affect the Purchased Assets, the Purchased Companies or the Forest City JV, or the occupancy or use of the Lands by the Sellers, the Purchased Companies, the Joint Ventures or by the Tenants, in law or in equity, which could affect the validity of this Agreement or any transaction provided for in this Agreement, the title to the Purchased Assets or any part of the Purchased Assets, any material assets of the Purchased Companies and the Forest City JV, the value of the Purchased Assets or the conveyance of any of the Purchased Assets to the Purchaser.

(g) Except with respect to the Forest City JV, other than the Purchaser, no Person has any written or oral agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase or acquisition of all or any of the Purchased Assets or the assets of the Purchased Companies and the Joint Ventures; other than the Sale Order and the Confirmation Order, the Sellers have obtained all consents necessary to the sale of the Purchased Assets to the Purchaser and none of the Sellers is a party to or bound by any written or oral agreement pursuant to which any further consents or approvals are required in connection therewith or pursuant to which the Sellers are or would be required to share the proceeds of the Transaction contemplated herein with any other Person.

(h) The relevant Seller, or the relevant Purchased Company, owns and has sole legal and beneficial title to all of the Purchased Assets (subject to the Permitted Encumbrances), and the relevant Seller, or the relevant Purchased Company has legal, valid and marketable fee simple title to, and the exclusive right to possess, use and occupy the Lands subject to any applicable Existing Leases. The Sellers have the full right, power and authority to sell the Purchased Assets to the Purchaser as contemplated by this Agreement.

(i) The property and assets of each Purchased Company and the Forest City JV (other than the Lands) are owned beneficially by it as the beneficial owner thereof with good and marketable title thereto, free and clean of all Encumbrances other than Permitted Encumbrances. Each Purchased Company possesses the tangible and intangible assets necessary to conduct the business of such Purchased Company as currently conducted.

(j) Exhibit H hereto sets forth the capitalization of each of the Purchased Companies and the Forest City JV. All of the outstanding shares of capital stock, interests of the Purchased Companies and the interest in the Forest City JV, in each case which comprise a part of the Purchased Assets are validly issued, fully paid and non-assessable (or with respect to the Reorganized AmTote Stock, Reorganized Golden Gate Fields Stock, Reorganized GPRA Thoroughbred Stock, Reorganized Gulfstream Stock and Reorganized Land Holdings Stock, will be validly issued, fully paid and non-assessable) and are not subject to, nor were they issued in violation of, any preemptive rights, and, except as set forth in Exhibit H hereto, such shares or interests are or will be, as the case may be, owned by the Sellers, free and clear of any Encumbrance (other than Permitted Encumbrances) with respect thereto. Except as described above, as of the date hereof, there are not, and at the Closing there will not be, any capital stock or other equity interests in the Purchased Companies or the Forest City JV issued or outstanding or any subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating any Purchased Company or the Forest City JV to issue, transfer or sell any of its capital stock or other equity interests, or any agreements, arrangements, or understandings granting any Person any rights in any Purchased Company or the Forest City JV similar to capital stock or other equity interests.

(k) Neither the Sellers nor the relevant Purchased Company, has any knowledge of, nor have the Sellers (or the relevant Purchased Company) received notice of, any claim for adverse possession to the Lands or other claims adverse to the title of the Sellers (or the relevant Purchased Company) in the Lands (other than any Claim that is cleared to the satisfaction of the Purchaser on or before the Closing as provided herein).

(l) To the knowledge of the Sellers, no consent by any Governmental Authority, including any horse racing board or other regulatory or licensing body, is required in connection with the Purchaser’s acquisition of the Purchased Assets and where applicable, the cessation of the Sellers’ operations on the Lands, nor will the Purchaser be required to become licensed by, or otherwise submit to the regulatory regime of, any horse racing board or other regulatory or licensing body by virtue of the Purchaser’s acquisition of the Purchased Assets (so long as the Purchaser or the applicable Purchased Company does not operate a race track or other gaming venue on the Lands).

(m) To the knowledge of the Sellers, neither the Sellers nor the Purchased Companies have made any commitments to any Person relating to the Lands that would impose an obligation on the Purchaser to make contributions of money or land, or to install or maintain any improvements thereon.

(n) The Lands and the current use thereof are in material compliance with all Applicable Laws affecting the Lands and their use, and the Purchased Companies and the Forest City JV are in material compliance with all Applicable Laws affecting the Lands and their use and the business of the Purchased Companies and the Forest City JV; no notice of violation of any Applicable Laws, or of any covenant, condition, restriction or easement affecting the Lands or its use or occupancy, has been received by the Sellers or the relevant Purchased Company or the Forest City JV from any Governmental Authority having jurisdiction over the Lands or any of them or from any other Person entitled to enforce the same. Each Purchased Company and the Forest City JV holds all licenses, permits, approvals, consents, certificates, registrations and similar authorizations (whether governmental, regulatory or otherwise) (a “Company License”) necessary to carry on the business as currently conducted by it or to own or lease any of the property or assets utilized by it as such property or assets are currently owned, leased or utilized. Each Company License and Permit is valid, subsisting and in good standing and the applicable Seller, Purchased Company or the Forest City JV is not in default or breach of such Company License or Permit and, to the knowledge of the Sellers (or the relevant Purchased Company), no proceeding is pending or threatened to revoke or limit any Company License or Permit and there is no circumstance that may reasonably result in such a revocation or limitation.

(o) To the knowledge of the Sellers (or the relevant Purchased Company), there is no existing or proposed plan, study, investigation, inquiry or effort by any Governmental Authority or any other Person (including with respect to any changes in building or zoning regulations) which in any way affects or would affect the present or future use of the Lands, its future development potential or the current zoning of the Lands, and there is no existing, proposed or contemplated plan to modify any street or highway or any existing, proposed or contemplated eminent domain proceedings that would affect the Lands in any material respect, and neither the Sellers nor any prior owner of the Lands, and to the knowledge of the Sellers, neither MEC nor any Subsidiary of MEC, has executed, or caused to be executed, any agreement with, or for the benefit of any Governmental Authority with respect to the Lands or any portion thereof restricting the use, development or occupancy of the Lands or which would otherwise affect the Lands in any material respect following Closing.

(p) To the knowledge of the Sellers (or the relevant Purchased Company), no defect or condition of the Lands or the soil or geology of the Lands exists which impairs the current use or future development potential of the Lands.

(q) With the exception of the Permitted Encumbrances and obligations which may arise under the Existing Leases, on the Closing Date, there will be no Encumbrances on the title to the Purchased Assets or any part thereof.

(r) The Sellers have, or the relevant Purchased Company has, diligently made all payments to be made and otherwise observed and performed or caused to be observed or performed all covenants and obligations to be observed or performed by the Sellers (or the relevant Purchased Company) under the Existing Contracts and the Existing Leases in each case in all material respects.

(s) (i) the Existing Leases disclosed to the Purchaser pursuant to Exhibit F hereto are the only Leases relating to or affecting the Lands as of the date hereof, the Sellers (or the relevant Purchased Company) has not otherwise leased, subleased or otherwise granted to any Person the right to use or occupy the Lands or any portion thereof, and at Closing there shall not be any Leases affecting the Lands other than the Existing Leases, and such Existing Leases constitute, in each case, the entire agreement between the Sellers and the Tenants with respect to the lease or occupancy of space on or within the Lands; (ii) each of the Existing Leases is in full force and effect and, to the Sellers’(or the relevant Purchased Company’s) knowledge, constitutes a legal, valid and binding obligation of the Tenant thereunder enforceable as against the Tenant in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and by general principles of equity; (iii) neither the Sellers, the relevant Purchased Company, nor, to the knowledge of the Sellers, any Tenant is in material default in the performance of any of its covenants, conditions or obligations under any of the Existing Leases and, at the Time of Closing, there shall not exist a default or an event which, with the passage of time or the giving of notice or both, would constitute a default in the performance and/or observance of the obligations on the part of the Sellers or the relevant Purchased Company under any of the Existing Leases; (iv) none of the Sellers nor any of the relevant Purchased Companies has waived or omitted to take any action in respect of any material rights under any of the Existing Leases, and neither the Sellers or the relevant Purchased Companies, nor, to the knowledge of the Sellers, except for any default resulting from the insolvency of such Seller or Purchased Company, any Tenant is claiming any default on the part of the other under any of the Existing Leases or taking any action purportedly based upon any such default; (v) there are no agreements, commitments, undertakings or understandings (whether oral or written) between the Sellers and the Tenant (or the relevant Purchased Company and the Tenant) with respect to any of the Existing Leases except as disclosed to the Purchaser pursuant to Exhibit F hereto; and (vi) as of the date of this Agreement, none of the Sellers and none of the Purchased Companies has received any written request from any Tenant to assign the Existing Leases, other than as disclosed in writing to the Purchaser pursuant to Section 5.1.

(t) (i) the Existing Contracts disclosed to the Purchaser pursuant to Exhibit E hereto are the only Contracts relating to or affecting the Lands or otherwise material to the applicable Seller, Purchased Company or the Forest City JV, and at Closing there shall not be any Contracts affecting the Lands or otherwise material to the applicable Seller, Purchased Company or the Forest City JV, other than the Existing Contracts; (ii) none of the Sellers, Purchased Companies or the Forest City JV is a party to, and neither the Sellers, Purchased Companies or the Forest City JV nor any of the Purchased Assets is or on Closing will be bound or affected by, any Contracts (whether oral or written) except the Existing Contracts; (iii) except for any default resulting from the insolvency of such Seller or Purchased Company, none of the Sellers, Purchased Companies or the Forest City JV has either given or received notice of any default, and neither the Sellers, the Purchased Companies or the Forest City JV nor, to the knowledge of the Sellers, any other party thereto is in material default under any of the Existing Contracts and, at the Time of Closing, there shall not exist any default or event which, with the passage of time or the giving of notice or both, would constitute a default in the performance and/or observance of the obligations on the part of the Sellers (or the relevant Purchased Company or the Forest City JV) under any of the Existing Contracts (including the Permitted Encumbrances); and (iv) each of the Existing Contracts (including the Permitted Encumbrances) is in full force and effect as to the Sellers (or the relevant Purchased Company or the Forest City JV), unamended by oral or written agreement except as disclosed to the Purchaser pursuant to Exhibit E hereto, and each Seller (or the relevant Purchased Company or the Forest City JV) is entitled to the full benefit and advantage of each of the Existing Contracts to which it is a party in accordance with the terms thereof.

(u) The documents and information delivered or made available to the Purchaser pursuant to Section 5.1 constitute all of the material documentation with respect to the Purchased Assets within the Sellers’ possession or control and at Closing, there shall not exist:

(i) any information or documentation relating to the Purchased Assets which was not disclosed or made available by the Sellers, as applicable, to the Purchaser as required by Section 5.1; or

(ii) any incompleteness of the information or documentation provided to the Purchaser pursuant to Section 5.1 with respect to the subject matter of such information or documentation; or

(iii) any inaccuracy in any of the information or documentation provided to the Purchaser pursuant to Section 5.1,

the effect of which lack of disclosure, incompleteness or inaccuracy is that the Purchaser was not aware of facts or circumstances which result, or could be reasonably expected to result, in a material adverse change in the value of the Purchased Assets.

(v) To the knowledge of the Sellers, each of the Lands constitutes a properly subdivided, legally existing parcel of land that may be legally conveyed to the Purchaser at Closing in accordance with the Land Development Code, without any further approval by any Governmental Authority, other than recordation of the Deed.

(w) To the knowledge of the Sellers, Exhibits G-1, G-2 and G-3 describe the Lands as they exist today, and there have been no material alterations or additions to any of the Lands since the date of the applicable survey which would have materially affected the outline or setbacks of same, nor have there been any buildings erected on the Lands therein.

(x) There is direct access to, and egress from, the Lands from adjacent public roadways or streets abutting the Lands and, to the knowledge of the Sellers (or the relevant Purchased Company), there is no fact or condition which may result in interference with or termination of such access.

(y) To the knowledge of the Sellers, there are no unrecorded agreements in respect of access to the Lands, or encroachments by any buildings, structures, improvements or appurtenances on the Lands onto abutting lands, or encroachments onto the Lands by buildings, structures, improvements or appurtenances owned by the owners of any abutting lands.

(z) All covenants, conditions, restrictions, easements and similar matters affecting the Lands have been complied with in all material respects, and all Permits of Governmental Authorities having jurisdiction necessary in connection with the current use and operation of the Lands have been obtained and are in good standing in all material respects.

(aa) The Sellers and the relevant Purchased Companies have operated the Lands, and, until Closing, will operate the Lands, in the ordinary course in accordance with industry standard practices as would a prudent owner of comparable properties and has carried out all routine day to day repairs and maintenance in respect thereof.

(bb) Except for Permitted Encumbrances, there is nothing owing in respect of the Lands to any local corporation or to any other corporation or commission owning or operating a public utility and there are no local improvement charges or special levies due and outstanding against the Lands nor have the Sellers (or the relevant Purchased Company) received any notice of proposed local improvement charges or special levies; all realty, business and other taxes with respect to the Lands which are due or exigible have been paid in full, except to the extent that they are to be adjusted at Closing, and there are no currently outstanding reassessments or questions which have been issued or, to the Sellers’ knowledge, raised by any taxing authority with respect to any such taxes.

(cc) All utilities required for the current operation of the Lands connect or are available for connection into the Lands through adjoining public highways or, if they pass through adjoining private land, do so in accordance with valid and enforceable recorded easements and are sufficient for the current operation of the Lands.

(dd) To the knowledge of the Sellers, the Sellers are the valid, lien free owner of the Development Rights, which are all of the transferable development rights that have been allocated to the Sellers or the Lands. To the knowledge of the Sellers, the Sellers have the power, ability and legal entitlement to convey and transfer the Development Rights in accordance with the Land Development Code and any other Applicable Laws. To the knowledge of the Sellers, the assignment of Development Rights more particularly described in Section 8.2(n) is sufficient to fully convey and transfer all of the Sellers’ right, title and interest in and to the Development Rights to the Purchaser and no other documentation is necessary for the Sellers to satisfy its obligations pursuant to Section 8.2(n) of this Agreement.

(ee) To the knowledge of the Sellers, the Sellers have not taken any action that would reasonably be expected to serve as an impediment to the Purchaser proceeding with the redevelopment of the Lands in accordance with the Permits and the Land Development Code.

(ff) None of the Sellers is a “foreign corporation”, “foreign partnership”, “foreign trust”, “foreign estate”, “foreign person”, “affiliate” of a “foreign person” or a “United States intermediary” of a “foreign person” within the meaning of U.S. Internal Revenue Code of 1986, as amended, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, the International Foreign Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, or the regulations promulgated pursuant to such Acts or any amendments to such Acts.

(gg) The Sellers and each Person owning an interest (directly or indirectly) in the Sellers is not: (i) identified on the “Specially Designated Nationals or Blocked Persons List” maintained by the Office of Foreign Purchased Assets Control, Department of Treasury (the “OFAC”) and/or any other similar list maintained by the OFAC or the United States Department of Commerce, Bureau of Industry and Security of any other United States Governmental Authority pursuant to Applicable Laws; and (ii) a Person with whom a United States person is prohibited to engage in transactions pursuant to any trade embargo, economic sanction, or other prohibition of Applicable Laws, or Executive Order of the President of the United States or United Nations decree or resolution, provided, however, that this Subsection shall not apply to any Person to the extent that such Person’s interest in the Sellers is through a U.S. Publicly-Traded Entity and as used in this Agreement, “U.S. Publicly-Traded Entity” means a Person (other than an individual) whose securities are listed on a national securities exchange, or quoted on an automated quotation system, in the United States, or a wholly-owned Subsidiary of such a Person.

(hh) Any fee due to any broker or agent retained by the Sellers in respect of this Agreement or the Transaction shall be paid by the Sellers.

(ii) To the knowledge of the Sellers, the Lands and use thereof have been, are in material compliance with, Environmental Laws, except as specifically disclosed in Environmental Reports delivered to the Purchaser pursuant to Section 5.1.

(jj) To the knowledge of the Sellers, the Sellers have delivered to the Purchaser true and complete copies of any and all reports, studies, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Substances or Hazardous Activities in, on, under or related to the Lands, compliance by the Sellers with Environmental Laws or any actual or potential Environmental Liability of the Sellers with respect to the Lands. Except as have been or will be made available to the Purchaser pursuant to Section 5.1, to the knowledge of the Sellers, there are no environmental reports, studies, audits, analyses, evaluations, assessments or monitoring data relating to the Lands (including, without limiting the generality of the foregoing, any Phase I, II or III environmental assessment reports) undertaken by the Sellers or any other Person of which the Sellers have knowledge which are in the possession or control of the Sellers and, to the knowledge of the Sellers, except as specifically disclosed in Environmental Reports delivered to the Purchaser pursuant to Section 5.1, no underground storage tanks are or have been located on the Lands.

(kk) Except as specifically disclosed in Environmental Reports delivered to the Purchaser pursuant to Section 5.1: (i) neither the Sellers nor the Purchased Companies have received any written notice from any competent authority of, or been prosecuted for, non-compliance with Environmental Laws in respect of the Lands or use thereof nor have the Sellers, the Purchased Companies, or (to the knowledge of the Sellers) any previous owner of the Lands settled any allegation of such non-compliance prior to prosecution, which in each case or in the aggregate would reasonably be expected to give rise to future material liability; (ii) there are no notices, orders or directives relating to environmental matters received by the Sellers requiring, or notifying any of the Sellers of any actual or potential violation or failure to comply with any Environmental Laws, that it is or may be responsible for, any containment, clean-up, remediation, or corrective action or any work, repairs, construction or capital expenditures to be made under any Environmental Laws with respect to the Lands or any adjacent real property, or of any actual or potential obligation to undertake or bear the cost of any Environmental Liability, including with respect to any Hazardous Activity in respect of the Lands, which in each case or in the aggregate would reasonably be expected to give rise to future material liability; and (iii) neither the Sellers nor (to the knowledge of the Sellers) any tenant of the Lands, past or present, has caused or knowingly permitted, nor has there been, any release, emission, spill or discharge in any manner whatsoever, of any Hazardous Substance on, in, from or in connection with the

Lands, nor, to the knowledge of the Sellers, around the Lands, or its use or operation which would reasonably be expected to adversely affect the value of the Lands or in respect of which the owner or occupant of the Lands would reasonably be expected to incur any material liability.

(ll) Neither the Sellers nor the relevant Purchased Company have used, or knowingly permitted to be used, the Lands to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance in a manner that would reasonably be expected to result in the owner or occupant of the Lands incurring any material Environmental Liabilities.

(mm) Neither the Sellers nor the relevant Purchased Company have received any written notice of any, and, to the knowledge of the Sellers, there is no threatened or pending eminent domain, condemnation or rezoning proceedings with respect to the Lands or any part of the Lands.

(nn) Each Purchased Company and the Forest City JV has good, valid and marketable title to, or the right to use, all of its Intellectual Property Rights. To the knowledge of Sellers, all current and former employees of any of the Purchased Companies and the Forest City JV have assigned to the Purchased Company or the Forest City JV at which they work or worked, as the case may be, all Intellectual Property Rights that such employees have created while in the scope of their employment with such Purchased Company or the Forest City JV, including copyrights in works made for hire and patents, except where failure to assign such Intellectual Property Rights would not reasonably be expected to materially impair the ability of such Purchased Company or the Forest City JV to continue to obtain free of charge the benefits of such Intellectual Property Rights. Exhibit I lists each registered Intellectual Property Right owned by each of the Purchased Companies and the Forest City JV and each material contract, license and agreement with respect to Intellectual Property Rights pursuant to which any of the Purchased Companies and the Forest City JV have granted any Person the right to reproduce, distribute, market or exploit Intellectual Property Rights. There is no action, pending, or to the Sellers’ knowledge, threatened that challenges the validity of ownership or use of any Intellectual Property Rights of the Purchased Companies and the Forest City JV. To Sellers’ knowledge, no third party’s operations or products infringe on the Intellectual Property Rights in any material respect. To Sellers’ knowledge, the Purchased Companies’ and the Forest City JV’s operations and products do not infringe in any material respect on the intellectual property rights of any other Person. Neither the Sellers nor any of the Purchased Companies or the Forest City JV have received during the preceding two (2) years any written claim of infringement with respect to any Intellectual Property Rights used by the Purchased Companies or the Forest City JV.

(oo) Exhibit J hereto sets forth a complete list of all material insurance policies with respect to which any of the Purchased Companies or the Forest City JV are a party, a named insured or otherwise the beneficiary of coverage.

(pp) All material benefit and compensation plans, contracts, policies or arrangements sponsored, maintained by, contributed to by or required to be contributed to by any of the Purchased Companies for the benefit of any current or former employees of the Purchased Companies, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3)

of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans but excluding, in each case, collective bargaining agreements and plan, contracts, policies or arrangements mandated by Applicable Laws (the “Benefit Plans”) are listed on Exhibit K. Each Benefit Plan which has received a favorable determination or opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified to the extent available.

(qq) True and complete copies of the following documents with respect to each of the Benefit Plans (other than any Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan) have been made available to Purchaser by the Sellers to the extent applicable: (i) any plans and related trust or funding agreements and all amendments thereto, (ii) the most recent annual report, (iii) the most recent summary plan descriptions, (iv) and the most recent actuarial valuation reports and financial statements.

(rr) To the knowledge of the Sellers, all Benefit Plans of the Purchased Companies covering any current or former employees of the Purchased Companies located in the United States, other than Multiemployer Plans, Multi-Employer Health Plans or Governmental Plans, are in substantial compliance with ERISA, the IRC and other applicable laws.

(ss) All Benefit Plans of the Purchased Companies which are subject to ERISA (an “ERISA Plan”) that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that are intended to be qualified under Section 401(a) of the IRC, have received a favorable determination letter from the IRS covering all tax law changes or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the IRC, and, to the knowledge of the Sellers, there does not exist any circumstance likely to result in the loss of the qualification of any Pension Plan under Section 401(a) of the IRC.

(tt) To the knowledge of the Sellers, the Purchased Companies have not engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Purchased Companies to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in an amount which would be material.

(uu) None of the Purchased Companies have incurred or, to the knowledge of the Sellers, reasonably expects to incur a material tax or penalty imposed by Section 4980 of the IRC or Section 502 of ERISA.

(vv) To the knowledge of the Sellers, except as set forth on Exhibit K, no Benefit Plan of the Purchased Companies, other than any Multiemployer Plan, is subject to Section 412 of the IRC or Title IV of ERISA.

(ww) As of the date hereof, there is no material pending or, to the knowledge of Seller, threatened, litigation relating to the Benefit Plans which are not Multiemployer Plans, Multi-Employer Health Plans or Governmental Plans. To the knowledge of the Sellers, as of the date hereof, there is no material pending or threatened litigation relating to any Benefit Plan which is a Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan.

(xx) Except as set forth on Exhibit K, the Purchased Companies do not have any material obligations for retiree health and life benefits under any Benefit Plan excluding any Benefit Plan which is a Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan.

(yy) The Purchased Companies have complied in all material respects with the requirements of Section 4980B of the IRC and Title I, Subtitle B, part 6 of ERISA.

(zz) The Purchased Companies have not withdrawn or partially withdrawn from any Multiemployer Plan with respect to which there is any outstanding material liability as of the date of this Agreement. The Purchased Companies have not received notice from any Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, or that such plan intends to terminate or has terminated.

(aaa) There has been no amendment to, announcement by the Purchased Companies relating to, or change in employee participation or coverage under, any Benefit Plan excluding any Benefit Plan which is a Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan, which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, nor the consummation of the Transaction will (i) entitle any employees of the Purchased Companies located in the United States to severance pay or any increase in severance pay upon any termination of employment after the date hereof under any Benefit Plan, excluding any Benefit Plan which is a Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, excluding any Benefit Plan which is a Multiemployer Plan, Multi-Employer Health Plan or Governmental Plan, or (iii) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the IRC.

(bbb) Each of the applicable Purchased Companies holds a license to conduct live horse racing with pari mutuel wagering at the respective Racetracks and, to the extent applicable, has received permission to lease and operate the OTB Facilities.

(ccc) All material Tax Returns required to be filed by or with respect to the Purchased Companies, the Purchased Assets or, to the knowledge of the Sellers, the Forest City JV have been timely filed (taking into account valid extensions of the time for filing) and all such Tax Returns are true, complete and accurate in all material respects. The Sellers, the Purchased Companies and, to the knowledge of the Sellers, the Forest City JV have timely paid, or caused to be paid, all material Taxes shown as due on such Tax Returns. There are no examinations or other administrative or court proceedings relating to material Taxes in progress or pending, and there is no existing, pending or threatened in writing claim, proposal or assessment against any Purchased Company or, to the knowledge of the Sellers, the Forest City JV for material Taxes.

Section 4.2. Representations and Warranties of MID. MID represents and warrants to and in favor of the Sellers, as follows:

(a) MID is a corporation duly existing under the laws of the Province of Ontario and has the corporate power, authority, right and capacity to enter into this Agreement and to carry out the Transaction in the manner contemplated by this Agreement.

(b) The Transaction has been duly and validly authorized by all requisite corporate proceedings; upon execution and delivery by the Sellers and MID, this Agreement and all other documents and agreements to be delivered by the Purchaser pursuant to this Agreement shall constitute legal, valid and binding obligations of MID and the Purchaser; and

(c) MID has not engaged or become liable to any broker in respect of this Agreement or the Transaction.

Section 4.3. Survival. The representations contained in this Agreement or in any Closing Documents shall not survive the Closing. Notwithstanding anything contained in this Agreement to the contrary, all of the representations, shall be subject to the following conditions and limitation: in the event that, prior to the Closing, MID or the Purchaser gains current actual knowledge of a fact or circumstance which, by its nature and plainly on its face, indicates that a representations is, was, or will become untrue or inaccurate, then MID or the Purchaser shall not have the right to bring any lawsuit or other legal action against the Sellers, nor pursue any other remedies against the Sellers, as a result of the breach of the representations caused thereby, but MID or the Purchaser’s sole right shall be to terminate this Agreement and not to proceed with the Transaction, in which event there shall be no liability on the part of the Sellers for breaches of representations of which the Purchaser had current actual knowledge prior to the Closing. For greater certainty and notwithstanding the foregoing, the parties hereto acknowledge and agree that the mere delivery by the Sellers to the Purchaser, and possession by the Purchaser, of the documents and instruments contemplated in Section 2.2 shall not be sufficient to constitute actual knowledge on the part of the Purchaser that a representations is, was or has become untrue or inaccurate.

Section 4.4. Non-Waiver. The Sellers agree that the Purchaser’s right to do searches, reviews, examinations, investigations, inspections, assessments, audits and analyses, and the exercise of such right, shall not affect, reduce or mitigate any of the Representations or covenants of the Sellers contained in this Agreement or any of the damages and costs owing by the Sellers to the Purchaser as a result of any breach of such Representations or covenants.

ARTICLE V

COVENANTS

Section 5.1. Covenants of the Sellers. From and after the date hereof, the Sellers covenant and agree as follows:

(a) The Sellers shall promptly deliver or make available to MID the following in respect of the Purchased Assets:

(1) copies of all Existing Leases, copies of all notices, consents or approvals received or sent by or on behalf of the Sellers in respect of the Existing Leases, and a copy of each notice of default, if any, received or sent by or on behalf of the Sellers in respect of any Existing Lease if the default referred to in such notice remains outstanding;

(2) copies of all Existing Contracts and each notice of default, if any, received or sent by or on behalf of the Sellers in respect of any Existing Contract if the default referred to in such notice remains outstanding;

(3) the most current survey of the Lands, if any, in the Sellers’ possession, which shows the Lands, as currently constituted (or an updated survey, prepared by a surveyor licensed in the State of Florida, if so requested by the Purchaser), together with all title reports, deeds and title insurance policies, if any, in respect of the Lands;

(4) all plans, specifications, drawings and operation manuals relating to the Lands in the possession or control of the Sellers;

(5) copies of all realty tax assessments, notices and tax bills relating to the Lands in the possession or control of the Sellers and copies of any notices of any outstanding realty tax appeals, material(s) filed in support thereof and correspondence relating thereto;

(6) a list of outstanding work orders, notices, directives, regulatory ordinances and letters of non-compliance issued by any Governmental Authority or any other Person affecting the Lands or the Purchased Assets, if any, and a copy of each of them of which the Sellers has received written notice and any correspondence relating thereto;

(7) a list of all outstanding litigation, arbitration, mediation or other proceedings affecting or relating to the Lands to which and of the Sellers is a party or in respect of which it has been formally notified and of all threatened litigation, arbitration, mediation or other proceedings affecting or relating to the Lands of which the Sellers has received written notice, together with any material correspondence relating thereto;

(8) copies of all financial statements, minute books, share registers, plans, reports, licenses, orders, permits, books of account, accounting records, constituent documents and all other documents, information and data relating to the Purchased Companies and the Purchased Assets;

(9) a list of any third party consents, waivers or assumptions which are necessary to permit the conveyance of the Purchased Assets to the Purchaser;

(10) all Environmental Reports;

(11) copies of any geotechnical reports pertaining to the Lands and each report, audit or study of the soil conditions of the Lands, or any part thereof, prepared by a Person other than the Sellers or their manager which is in the possession or control of the Sellers;

(12) copies of each report, audit or study relating to the physical condition of the Lands (including, but not limited to, flood plain mapping), or any part thereof, prepared by a Person other than the Sellers or their respective managers which is in the possession or control of the Sellers (including, without limitation, any such document prepared for any purchaser or prospective purchaser which is in the possession or control of the Sellers);

(13) copies of all architectural studies and agreements, engineering studies and agreements, development studies and agreements, development permits, building permits, occupancy permits and other operating permits and licences relating to the Lands and all agreements with and permits and licences from federal, state or municipal Governmental Authorities or owners of adjoining lands relating to the development or operation of the Lands, in each case in the Sellers’ possession or control;

(14) if requested by the Purchaser, authorizations enabling the Purchaser’s Solicitors to obtain information from Governmental Authorities concerning the Lands (at the Purchaser’s sole cost and expense);

(15) evidence, reasonably satisfactory to the Purchaser, that the Lands constitute a properly subdivided, legally existing lot or parcel of land that may be legally conveyed by the Sellers to the Purchaser at Closing without any further approval or consent by any Person or Governmental Authority;

(16) evidence, reasonably satisfactory to the Purchaser, that the Sellers is currently the valid, lien free owner of the Development Rights and has the ability and legal entitlement to convey and transfer the Development Rights to the Purchaser at Closing in accordance with the Lands Developments Code and any other Applicable Laws, together with such written information, correspondence and documentation relating to the Development Rights in the possession or control of the Sellers; and

(17) such other written information, correspondence and documentation relating to the Purchased Assets that is in the possession or control of the Sellers and which the Purchaser has requested, acting reasonably.

(b) As used in this Section 5.1, the term “control of the Sellers” shall mean, in addition to the Sellers, materials in the possession or control of MEC, current legal counsel to the Sellers or MEC, or any consultants, advisors or other third party professionals currently commissioned, retained or instructed by the Sellers or MEC.

(c) Any lists, documentation or other information provided by the Sellers pursuant to this Section 5.1 shall be amended or supplemented, as necessary from time to time, until 5:00 p.m. on the Business Day immediately preceding the Closing; provided, however, that no such supplement or amendment shall have any effect for the purpose of determining the satisfaction of the conditions set forth in Section 7.1. In addition, if any of the Sellers becomes aware of a failure to provide any document or other information that it is required to provide in accordance with this Section 5.1 at any time prior to the Closing, it shall forthwith advise the Purchaser in writing of such failure and deliver such information to the Purchaser.

(d) The Purchaser acknowledges and agrees that it has not, for purposes of entering into this Agreement or consummating the Transaction, relied on any representations or warranties or other statement or omission of Sellers or any of its directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants, or other representatives, other than the representations and warranties contained in this Agreement (including the Exhibits and Schedules hereto).

(e) The Sellers make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 5.1, except that they have been prepared in the ordinary course of business.

(f) Between the date hereof and the Closing Date, the Seller shall, and shall cause the Purchased Companies to, operate their business in the Ordinary Course of Business and shall not, except as required or expressly permitted pursuant to the terms hereof or as MID shall consent in writing or as may be approved by order of the Bankruptcy Court, enter into any material transaction, other than in the Ordinary Course of Business.

(g) The Sellers shall diligently make all payments to be made and otherwise observe and perform or cause to be observed or performed all covenants and obligations to be observed or performed by the Sellers under the Existing Contracts and the Existing Leases.

(h) The Sellers shall not (i) create or permit to exist any Encumbrance (other than Permitted Encumbrances) against or affecting the Purchased Assets or any part thereof or interest therein or (ii) amend any of the Permitted Encumbrances, except in each case with the prior written approval of the Purchaser, which approval shall not be unreasonably withheld by the Purchaser in respect of Permitted Encumbrances.

(i) In the event the Purchaser seeks to amend any zoning by-laws, site plans or development agreements or take any other action affecting the Lands in order to facilitate the future development of the Lands, provided, that any such amendments or actions do not become effective prior to Closing, the Sellers shall, upon the reasonable request of the Purchaser, fully and promptly co-operate with the Purchaser in connection with any such amendments or actions. In furtherance thereof, the Sellers shall, upon the reasonable request of the Purchaser, execute and deliver, make or cause to be made, all such further acts, deeds, assurances and things as may be reasonably required or necessary to effect or facilitate such amendments or actions, and the Purchaser shall be responsible for the costs of the Sellers in connection therewith.

(j) The Sellers shall not, prior to the Closing, take any action, nor permit any action to be taken, which might interfere with the Purchaser’s rezoning and/or redevelopment of the Lands or materially decrease the value of the Purchased Assets.

(k) Until Closing, the Sellers will maintain insurance policies in full force and effect and in good standing insuring the Purchased Assets against loss or damage by all insurable hazards or risks on a full replacement cost basis.

(l) Until Closing, the Sellers shall not take any action, nor permit any action to be taken, which could reasonably be expected to adversely affect in any manner whatsoever the current zoning of the Lands, the present or future use of the Lands or the future development or occupancy potential of the Lands, any of the Development Rights attributed to or associated with the Lands or the environmental, physical and/or geotechnical condition of the Lands.

(m) The Sellers shall file the Sale Motion on or prior to March 9, 2009 and seek entry of the Sale Order and the Interim Order.

(n) Neither MEC nor any of the Sellers shall make an election to reattribute all or any portion of a Purchased Company’s tax attributes pursuant to Treasury Regulation Section 1.1502-36(d)(6) or any similar election without the prior written consent of Purchaser.

(o) To the extent required by applicable law, the Sellers shall make the filing or filings as may be required by HSR.

(p) Without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall not, to the extent it may affect or relate to the Sellers, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, except as required by law, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of any of the Purchased Companies.

(q) The Sellers shall negotiate in good faith to enter into agreements with the Purchaser prior to the Closing Date, that provides that the Purchaser will provide content from races at Gulfstream Park, Golden Gate Fields and Lone Star Park at Grand Prairie to HRTV, TrackNet Media and/or such other entity as directed by the Sellers on terms similar to those currently in effect (the “HRTV/TrackNet Agreements”);

(r) The Sellers shall negotiate in good faith to enter into an agreement with the Purchaser prior to the Closing Date, that provides that (i) the Santa Anita Park, Remington Park, Laurel Park, Pimlico Race Course and Portland Meadows will carry the signal for simulcast purposes from races at Gulfstream Park, Thistledown, Golden Gate Fields and Lone Star Park at Grand Prairie and (ii) Gulfstream Park, Golden Gate Fields and Lone Star Park at Grand Prairie will carry the signal for simulcast purposes from races at Santa Anita Park, Remington Park, Laurel Park, Pimlico Race Course, Thistledown and Portland Meadows on terms similar to those currently in effect (the “Reciprocal Simulcast Agreement”);

(s) The Sellers shall negotiate in good faith to enter into an agreement with the Purchaser prior to the Closing Date, that provides that, if the Sellers elect, AmTote shall provide services to Santa Anita Park, Remington Park, Laurel Park, Pimlico Race Course, Thistledown and Portland Meadows on terms similar to those currently in effect (the “Amtote Agreement”).

(t) The Sellers shall negotiate in good faith to enter into an agreement with the Purchaser prior to the Closing Date, that provides that, for a period of three years, Santa Anita Park, Remington Park, Laurel Park, Pimlico Race Course and Portland Meadows will provide a signal for simulcast purposes from their races to Xpressbet (the “Xpressbet Agreement”).

Section 5.2. Covenants of MID and the Purchaser. (a) The obligation of the Purchaser to complete the Transaction pursuant to this Agreement is subject to the condition that the Purchaser is satisfied with the Due Diligence in its sole and absolute discretion on or before the date hereof, which satisfaction is hereby evidenced by the execution and delivery of this Agreement by the Purchaser.

(b) The Purchaser shall negotiate in good faith to enter into the HRTV/TrackNet Agreements with the Seller prior to the Closing Date;

(c) The Purchaser shall negotiate in good faith to enter into the Reciprocal Simulcast Agreement with the Sellers prior to the Closing Date;

(d) The Purchaser shall negotiate in good faith to enter into the Amtote Agreement with the Sellers prior to the Closing Date.

(e) The Purchaser shall negotiate in good faith to enter into the Xpressbet Agreement with the Sellers prior to the Closing Date.

(f) To the extent required by applicable law, MID and the Purchaser shall make the filing or filings as may be required by HSR.

Section 5.3. Joint Obligations. The parties shall proceed diligently and in good faith to attempt to settle, on or before the Closing Date or such earlier date as may be expressly set forth herein, the contents of all Closing Documents to be executed and delivered by the Sellers and the Purchaser; provided, however, that, in the case of any Closing Documents to be executed and delivered in the forms attached hereto as Exhibits, such forms shall not be subject to further negotiations and the Sellers and the Purchaser shall provide all details and/or information necessary to complete such documents, subject to the other’s approval of the accuracy of such details and information, such approval not to be unreasonably withheld.

Section 5.4. Approvals of the Purchaser. While this Agreement is in effect, the Sellers agree not to amend, cancel or accept a surrender or forfeiture of any Existing Leases or Existing Contracts without the prior written approval of the Purchaser, which approval may arbitrarily and unreasonably be withheld, and shall not enter into any Lease or Contract without the prior written approval of the Purchaser, which may arbitrarily and unreasonably be withheld; provided, however, that the Sellers may enter into any such Contract in order to make emergency repairs or to comply with Applicable Law without prior notice to, or approval of, the Purchaser; and, provided, further, that the Sellers provide the Purchaser with written notice thereof, together with a copy of any such Contract, promptly thereafter; and, provided, further, that the Sellers shall provide the Purchaser with a complete copy of any document which creates, amends, cancels, surrenders or forfeits any Existing Lease or Existing Contract within one (1) Business Day after it is entered into by the parties thereto.

Section 5.5. Notice of Default. The Sellers shall, within three (3) Business Days of receipt thereof, provide to the Purchaser: (i) a copy of any notices that any of the Sellers receives in respect of the Existing Leases and/or Existing Contracts (if any) alleging default on the part of any Seller or requesting any Seller to perform any obligation thereunder and any notice alleging default under the Existing Leases, or any Existing Contract that it sends to another Person, in either case after the date of this Agreement; (ii) a copy of any work orders, state or federal environmental orders or deficiency notices of any nature issued by any Governmental Authorities having jurisdiction relating to the Purchased Companies or the Lands; and (iii) a copy of any notice from a Tenant received after the date of this Agreement by any Seller which indicates the intention of a Tenant to vacate or assign, as the case may be, its interest in the Lands prior to the scheduled expiry date of its Existing Lease or requests an abatement or deferral of rent.

Section 5.6. Approvals. Whenever in this Agreement it is stated that the approval or consent of a party is required, it is understood that, except where otherwise specifically so stated, such approval or consent shall be in writing, and shall not be unreasonably withheld or delayed.

Section 5.7. Risk of Condemnation and Eminent Domain. The Sellers shall promptly notify the Purchaser in writing in the event that it receives a notice of condemnation and/or exercise of eminent domain in respect of all or any material part of the Purchased Assets or the assets thereof, including the Lands, as applicable, and such notice shall include a copy of the notice of condemnation and/or exercise of eminent domain and copies of all correspondence relating thereto in the possession of the Sellers. If notice of condemnation and/or exercise of eminent domain is given prior to Closing, the Purchaser may elect by notice in writing given to the Sellers within ten (10) Business Days after receipt from the Sellers of notice of the proposed condemnation and/or exercise eminent domain either:

(a) to complete the Transaction, in which case the Purchaser shall continue to be bound by this Agreement except that any compensation awarded for expropriation and all right and claim of the Sellers to any such proceeds and compensation not paid by the Closing Date shall be assigned to the Purchaser; or

(b) to terminate this Agreement, in which event this Agreement shall automatically terminate, be null and void and of no further force and effect whatsoever and the Purchaser and Sellers shall be released from all obligations under this Agreement (except those which are expressly stated to survive any termination of this Agreement).

If the notice of the proposed condemnation and/or exercise of eminent domain is received by the Sellers at such time that there would be insufficient time for the Purchaser to make its election hereunder, the Closing Date shall be postponed to a date which is five (5) Business Days after the earlier of the date such election is made or the period for making such election has expired, or if such date is not a Business Day, then the next Business Day thereafter.

Section 5.8. Damage Before Closing. The interest of the Sellers in and to the Purchased Assets shall be at the risk of the Sellers until Closing. The Sellers shall insure the Purchased Assets and the assets thereof until the Closing as they currently insure the Purchased Assets and the assets thereof. If loss or damage to the Purchased Assets occurs, then the Sellers shall promptly deliver a written notice to the Purchaser specifying the nature and extent of the loss or damage and estimating the cost of repair (the “Notice of Loss”) and:

(a) if the cost of repair or restoration, in the opinion of the Sellers’ arm’s length independent professional architect or engineer, will exceed an amount equal to fifteen percent (15%) of the Purchase Price (such damage being referred to herein as “Substantial Damage”), then the Purchaser may by written notice to the Sellers within ten (10) Business Days following the delivery of the Notice of Loss elect to terminate this Agreement, in which event this Agreement shall automatically terminate, be null and void and of no further force and effect whatsoever, the Purchaser and Sellers shall be released from all obligations under this Agreement (except those which are expressly stated to survive any termination of this Agreement); and

(b) if such loss or damage is not Substantial Damage, or is Substantial Damage but the Purchaser has not elected to exercise its termination right with respect to this Agreement pursuant to Section 5.8(a), then neither party shall have any right to terminate this Agreement by virtue thereof, the Sellers shall pay any insurance deductibles in respect of such loss or damage (and shall pay to the Purchaser an amount equal to the amount, if any, by which the cost of repairs or restoration of such loss or damage exceeds the amount of property insurance proceeds payable to the Purchaser as hereinafter contemplated), the Purchaser shall be entitled to all proceeds of property insurance in respect of such loss or damage (except that portion, if any, required to reimburse the Sellers for repair or restoration work it has done prior to Closing and insurance for loss of income prior to Closing, all of which shall be paid to the Sellers), and the parties shall complete the Transaction.

If the damage or destruction occurs at such time that there is insufficient time for the Purchaser to make its election hereunder, the Closing Date shall be postponed to a date which is five (5) Business Days after the earlier of the date such election is made or the period for making such election has expired, or if such date is not a Business Day, then the next Business Day thereafter.

ARTICLE VI

TITLE

Section 6.1. Search of Title. The Purchaser shall be allowed until 5:00 p.m. on the Business Day five (5) Business Days prior to the commencement of the Hearing, at its own expense, to examine title to the Lands and the other matters referred to in the next paragraph and to submit to the Sellers its objections to the title to the Lands and such matters. In the event that the Purchaser has any valid objections based on, if applicable: (a) title to the Lands, (b) the Lands not complying with all Applicable Laws (including Environmental Laws and zoning and building laws, by-laws and codes), or (c) the existence of any outstanding municipal or other governmental work orders or deficiency notices relating to the Lands, the Purchaser shall deliver a Requisition Notice listing any and all such objections in reasonable detail on or before 5:00 p.m. on the Business Day two (2) Business Days prior to the commencement of the Hearing. If any such objections are, by their nature, curable, but cannot be satisfied or corrected prior to Closing, then the Sellers shall deliver an undertaking to cure, at its own expense, all such deficiencies forthwith after Closing. In the event any such objections are, by their nature, uncurable, the Purchaser shall have the right to waive such objections and close (without offsetting the Purchase Price) or to terminate this Agreement, in which event this Agreement shall terminate, be null and void and of no further force and effect whatsoever, and the Purchaser and Sellers shall be released from all obligations under this Agreement (except those which are expressly stated to survive any termination of this Agreement).

Except for any valid objection so made pursuant to a Requisition Notice, and except for any objection going to the root of title, the Purchaser shall be conclusively deemed to have irrevocably accepted the Sellers’ title to the Lands and satisfied itself with respect to the other matters referred to in this Section 6.1.

Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the Sellers shall, on or prior to the Closing Date pay, discharge or remove of record or cause to be paid, discharged or removed of record (or delivered documents to effect the foregoing, in escrow, pursuant to Section 8.2) at the Sellers’ sole cost and expense all of the following items (and the Purchaser shall have no obligation to notify the Sellers or object to same in the Requisitions Notice or otherwise): (i) Voluntary Liens; and (ii) other liens encumbering the Lands (including, judgments, federal, state and municipal tax liens) (other than open real estate taxes, water and sewer charges that are subject to adjustment in accordance with Section 2.6 hereof and other than Permitted Encumbrances).

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1. Conditions for the Purchaser. Notwithstanding any other provision of this Agreement to the contrary, the obligation of MID and the Purchaser to complete the Transaction shall be subject to the satisfaction of the following conditions, as determined by MID in its sole and absolute discretion:

(a) All the terms, covenants and conditions of this Agreement to be complied with or performed or satisfied by the Sellers shall have been complied with or performed or satisfied in all material respects, including all deliveries required to be made pursuant to Article VIII hereof; provided, however, that, in the case of any term, covenant and/or condition qualified by materiality pursuant to the terms of this Agreement, such term, covenant and/or condition shall have been complied with or performed in all respects.

(b) The representations and warranties of the Sellers set forth in Section 4.1 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing; provided, however, that, in the case of any representation and/or warranty qualified by materiality pursuant to the provisions of Section 4.1 hereof, such representation and/or warranty shall be true and correct in all respects as of the date of this Agreement and as of the Closing.

(c) There shall be no actions, suits, proceedings, claims, investigations, applications or complaints (whether or not purportedly on behalf of the Sellers) pending or threatened in writing against or affecting the Sellers which in any way relates to or involves or could materially and adversely affect the Purchased Assets or the occupancy or use of the Lands by the Sellers or by the Tenants, in law or in equity, which could affect the validity of this Agreement or any transaction provided for in this Agreement, the title to the Purchased Assets or any part of the Purchased Assets, the value of the Purchased Assets or the conveyance of any of the Purchased Assets to the Purchaser.

(d) No action or proceeding, at law or in equity, shall have been commenced by any Person to enjoin, restrict or prohibit the Closing which has not, by the Closing Date, been dismissed, quashed or permanently stayed without any further right of appeal or right to seek leave to appeal.

(e) From and after the date hereof, the Sellers shall have caused (1) the Purchased Assets to be operated in material compliance with all Applicable Laws, including, without limitation, all Environmental Laws, and the Sellers shall not have taken, nor shall the Sellers have permitted to be taken, any action in respect of the Purchased Assets that would render the Purchased Assets or any part thereof in material non-compliance with Applicable Laws, including without limitation, all Environmental Laws, and (2) day-to-day routine repairs and maintenance to be conducted on the Purchased Assets in accordance with industry-standard property management practices as would a prudent owner of comparable property.

(f) From and after the date hereof, no change, effect, event, occurrence, circumstance, or state of facts that separately or taken together with any other change, effect, event, occurrence, circumstance or state of facts shall have occurred, including, without limitation, in respect of any zoning, by-laws, site plans or development agreements affecting the Lands, which could reasonably be expected to adversely affect in any manner whatsoever the current zoning of the Lands, the present or future use of the Lands or the future development or occupancy potential of the Lands, any of the Development Rights attributed to or associated with the Lands, the environmental, physical and/or geotechnical condition of the Lands.

(g) The Sale Order shall have been entered by the Bankruptcy Court in form and substance reasonably satisfactory to MID.

(h) The Plan Effective Date shall have occurred as of the Closing Date.

(i) All government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions (including approvals in connection with Licenses as a result of their transfer or the change of control of the Purchased Companies), which the Purchaser shall have determined, acting reasonably, are necessary or desirable to complete the Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Purchaser acting reasonably.

(j) All applicable time periods under HSR, as such time periods may be modified by the Bankruptcy Code, shall have expired and no action, suit or proceeding relating HSR shall have been instituted and remain pending before a court or other governmental body by any governmental agency or public authority to restrain, prohibit or otherwise challenge the Transaction, nor shall any governmental agency have notified any party hereto that consummation of such transactions would or might violate such law.

(k) The parties shall have entered into the HRTV/TrackNet Agreements, Reciprocal Simulcast Agreement, Amtote Agreement and the Xpressbet Agreement, in each case in form and substance satisfactory to the Purchaser.

The conditions set forth in this Section 7.1 are for the sole benefit of the Purchaser, and may be waived in whole or in part by the Purchaser by notice to the Sellers in writing without prejudice to the Purchaser’s rights under this Agreement or at law, if any, in the event of the non-fulfillment of any other condition or conditions.

Section 7.2. Conditions for the Sellers. The obligation of the Sellers to complete the Transaction shall be subject to the satisfaction of the following conditions:

(a) All the terms, covenants and conditions of this Agreement to be complied with or performed or satisfied by the Purchaser shall have been complied with or performed or satisfied in all material respects, including all deliveries required to be made pursuant to Article VIII hereof; provided, however, that, in the case of any term, covenant and/or condition qualified by materiality pursuant to the terms of this Agreement, such term, covenant and/or condition shall have been complied with or performed in all respects;

(b) The representations and warranties of the Purchaser set out in Section 4.3 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing; provided, however, that, in the case of any representation and/or warranty qualified by materiality pursuant to the provisions of Section 4.3, such representation and/or warranty shall be true and correct in all respects as of the date of this Agreement and as of the Closing.

(c) No action or proceeding, at law or in equity, shall have been commenced by any Person to enjoin, restrict or prohibit the Closing, which has not, by the Closing Date, been dismissed, quashed or permanently stayed without any further right of appeal or right to such leave to appeal.

(d) The Plan Effective Date shall have occurred as of the Closing Date.

(e) The Sale Order shall have been entered by the Bankruptcy Court.

(f) The parties shall have entered into the HRTV/TrackNet Agreements, Reciprocal Simulcast Agreement, Amtote Agreement and the Xpressbet Agreement, in each case in form and substance satisfactory to the Seller.

(g) All applicable time periods under HSR, as such time periods may be modified by the Bankruptcy Code, shall have expired and no action, suit or proceeding relating HSR shall have been instituted and remain pending before a court or other governmental body by any governmental agency or public authority to restrain, prohibit or otherwise challenge the Transaction, nor shall any governmental agency have notified any party hereto that consummation of such transactions would or might violate such law.

The conditions set forth in this Section 7.2 are for the sole benefit of the Sellers, and may be waived in whole or in part by the Sellers by notice to the Purchaser in writing without prejudice to the Sellers’ rights under this Agreement or at law, if any, in the event of non-fulfillment of any other condition or conditions.

ARTICLE VIII

CLOSING

Section 8.1. Closing Arrangements. Upon all conditions precedent to the Purchaser’s and the Sellers’ obligation to close the transactions as set forth in this Agreement having been satisfied and fulfilled, or waived, as the case may be, the Closing shall take place on the Closing Date, at 10:00 a.m., local time, at the offices of Osler, Hoskin & Harcourt LLP, 100 King Street West, 1 First Canadian Place, Suite 6100, Toronto, Ontario or at such other time or place as may be mutually agreed to by the parties.

Section 8.2. Sellers’ Deliveries. On or before the Closing Date, the Sellers shall deliver or cause to be delivered the following items and documents to the Purchaser, with each such document to be effective as of the Closing:

(a) a certificate executed on behalf of each of the Sellers representing and certifying that the conditions set forth in Section 7.1 have been fulfilled;

(b) evidence that the Sellers have obtained the approval of the Board of Directors of MEC in respect of the Transaction;

(c) evidence reasonably satisfactory to the Purchaser that the Sellers and the Purchased Companies have repaid all third-party secured indebtedness;

(d) evidence reasonably satisfactory to the Purchaser (which may include a Title Policy reasonably satisfactory to the Purchaser) that the Lands constitute a properly subdivided, legally existing lot or parcel of land that may be legally conveyed by the Sellers to the Purchaser at Closing without any further approval by any Governmental Authority;

(e) evidence reasonably satisfactory to the Purchaser (which may include a Title Policy reasonably satisfactory to the Purchaser) that the Sellers are currently the valid, lien free owners of the Development Rights, if any, and have the ability and legal entitlement to convey and transfer the Development Rights to the Purchaser in accordance with the Land Development Codes and any other Applicable Laws, and on Closing, the Sellers shall convey and transfer the Development Rights to the Purchaser;

(f) the Statement of Adjustments;

(g) any applicable Deed in favor of the Purchaser, duly executed by the Sellers;

(h) certificates representing all of the issued and outstanding shares of the Reorganized AmTote Stock, the AmTote Canada Stock, the Reorganized Golden Gate Fields Stock, the Reorganized GPRA Thoroughbred Stock, the Reorganized Land Holdings Stock, the Reorganized Gulfstream Stock and the Xpressbet Stock, along with appropriate instruments of transfer duly endorsed in blank, respectively;

(i) an assignment of the Lone Star Interests;

(j) an assignment of the Forest City JV Interest;

(k) an assignment of the Meadows Note;

(l) a Bill of Sale;

(m) an assignment of the Development Rights and Permits in favor of the Purchaser, duly executed by the Sellers, which shall be sufficient to remise, release and quit-claim to the Purchaser all right, title, interest, claim and demand which the Sellers have in and to all of the Development Rights and Permits attributable to the Lands, and to irrevocably transfer such Development Rights and Permits to the Purchaser to be used by the Purchaser in its sole and absolute discretion, together with any other additional documents or instruments required to effect, record or consummate such transfer of the Development Rights and Permits;

(n) the Assignment and Assumption of Contracts, duly executed by the Sellers;

(o) the Assignment and Assumption of Leases, duly executed by the applicable Sellers;

(p) the Assignment of Realty Tax Appeals, duly executed by the Sellers;

(q) a certificate of non-foreign status of each Seller pursuant to Section 1445 of the IRC and Section 1.1445-2(b) of the Treasury Regulations promulgated thereunder;

(r) termination notices in respect of those Contracts and/or Leases which have been requested by the Purchaser prior to the date hereof, which Contracts and/or Leases shall be terminated pursuant to their respective terms;

(s) such notices as the Purchaser may reasonably require be given to the Tenants under the Existing Leases and other parties to the assigned Existing Contracts of their assignment to the Purchaser, together with directions relating to the payment of rent under such Existing Leases, and payment of other amounts under the assigned Existing Contracts, all executed by the Sellers in such form as the Purchaser may reasonably require;

(t) a direction of the Sellers as to the payment of the Purchase Price, including wire transfer instructions, and the name of the payee (if other than the Sellers);

(u) good and valid discharges or releases in recordable form of all Encumbrances that can be discharged through the payment of money, other than Permitted Encumbrances (all of which discharges shall be produced to the Purchaser’s Solicitors for their review and approval);

(v) a certificate of good standing of each of the Sellers and the Purchased Companies;

(w) all agreements (including all assumptions), notices and other documents required to be executed and delivered by the Sellers pursuant to the terms of the Existing Leases, the Existing Contracts and the Permitted Encumbrances and all consents and approvals from, and notifications to, any other Persons required thereunder or otherwise with an interest in the Purchased Assets in connection with this Transaction;

(x) copies of all records (including computer records), documents, information and data (including computer data) relating to the Lands in the possession or control of the Sellers, including all title documents and accounting and payment records; and

(y) resignations of each director of the Purchased Companies and each nominee of the Sellers to the management committee of the Forest City JV;

(z) a certified copy of the Confirmation Order, which shall be a Final Order;

(aa) all other conveyances and other documents which are required and which the Purchaser has reasonably requested on or before the Closing Date to give effect to this Transaction, including the proper transfer, assignment and conveyance of the Purchased Assets by the Sellers to the Purchaser, free and clear of all Encumbrances except the Permitted Encumbrances.

Section 8.3. Purchaser’s Deliveries. On or before the Closing Date, the Purchaser shall deliver or cause to be delivered the following items and documents to the Sellers, with each such document to be effective as of the Time of Closing:

(a) a certificate executed on behalf of the Purchaser representing and certifying that the conditions set forth in Section 7.2 have been fulfilled;

(b) the Assignment and Assumption of Contracts, duly executed by the Purchaser;

(c) the Assignment and Assumption of Leases, duly executed by the Purchaser;

(d) the Assignment of Realty Tax Appeals, duly executed by the Purchaser;

(e) the Purchase Price; and

(f) all other documents which the Sellers have reasonably requested to give effect to this Transaction.

Section 8.4. Separate Tax Parcel. In the event that, as of Closing, the Lands do not constitute a separate tax parcel, the Transaction shall be completed and the parties shall pro rate the realty taxes with the Purchaser providing a check payable to the taxing authority for its pro rata share of realty taxes in respect of the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) accruing on and after the Closing Date to the Sellers within ten (10) Business Days of the receipt of an invoice from the Sellers for such amount. The Sellers undertake to forward such check, along with their pro rata share of the taxes, to the taxing authority on or before the date such taxes are due. The parties agree to cooperate with each other in order to have the separate tax parcel for the Lands created, if it is not already a separate tax parcel at the Closing Date, as soon as reasonably possible after the Closing Date at the Sellers’ sole cost and expense.

Section 8.5. Tax Matters. (a) On the Closing Date, and solely to the extent not exempt in accordance with section 1146 of the Bankruptcy Code, the Purchaser shall have the responsibility of payment of all state and local Transfer Taxes, if any, including those payable in connection with the recording of the Deeds, occasioned by the conveyance of the Lands and the Purchased Assets from the Sellers to the Purchaser, as well as any notary fees incurred in connection therein, and all costs associated with the assignment of the Development Rights in favor of the Purchaser and the recording of such transfer; provided that the parties shall reasonably cooperate in availing themselves of any available exemptions from any collection of (or otherwise reduce) any such Transfer Taxes, including a request (as part of the Sale Order) that the Sellers’ sale of the Purchased Assets be exempted from Transfer Taxes pursuant to Section 1146 of the Bankruptcy Code.

(b) Any deferred taxes, roll-back taxes and/or realty taxes (including local improvement charges and assessments) owing or accrued in respect of the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) that would have been due (taking into account any and all permitted extensions for payments without incurring penalties for delinquent payments) by the Sellers prior to the Closing Date shall be paid by the Sellers on or prior to the Closing Date. The Sellers agree to promptly forward to the Purchaser any realty tax statements for the Lands (and any other lands purchased directly by the Purchaser pursuant to Section 2.9 or an Alternative Transaction as contemplated by Section 2.8) received by the Sellers after Closing for the period including and following the Closing Date. All Taxes referred to in this Section 8.5(b) and any other unpaid ad valorem taxes due and payable within the relevant current taxation period of the Closing shall be prorated on a per diem basis between the Sellers and the Purchaser as of the day preceding the Closing Date.

(c) The Purchaser shall be responsible for costs and expenses associated with the recordings of the Deeds.

(d) The Sellers acknowledge that Purchaser may make an election under Section 338(h)(10) of the IRC, to the extent permitted by law, and any corresponding or similar elections under state, local or foreign law with respect to any of the Purchased Companies. At the request of Purchaser, Sellers shall join with Purchaser in making such elections and Sellers shall execute (and cause to be executed) and deliver to Purchaser such documents and forms as are required to complete properly such elections within 30 days of the Purchaser’s request.

(e) All Tax Returns required to be filed by the Sellers or any of their Affiliates on or after the Closing Date with respect to the Purchased Companies (excluding Tax Returns required to be filed by any Purchased Company) with respect to any taxable period (or portions thereof) ending on or before the close of business on the Closing Date will be prepared in accordance with past practice and will be true, complete and accurate in all material respects.

(f) The Sellers shall cooperate, and shall cause its Affiliates to cooperate, with Purchaser in preparing and filing all Tax returns with respect to the Purchased Assets to the extent reasonably requested, including by providing Purchaser with reasonable access to information, records, documents, properties and personnel.

(g) The Sellers shall cause the provisions of any Tax sharing agreement between (i) any Seller, on one hand, and (ii) any Purchased Company, on the other, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement.

(h) The parties acknowledge that, for federal income Tax purposes, the taxable year of the Purchased Companies will end as of the close of the Closing Date. With respect to all other Taxes, the Sellers and the Purchaser will, unless prohibited by applicable law, take such actions as may be required to close the taxable period of the Purchased Companies as of the close of the Closing Date.

ARTICLE IX

TERMINATION OF AGREEMENT

Section 9.1. Termination of Agreement By Either Party. This Agreement may be terminated by the Sellers or by MID, in their or its sole option and discretion, in the event that (a) MID or any Seller, as the case may be, breaches the covenants set forth in Article V hereof or (b) the Sale Order and Confirmation Order are not entered by the Bankruptcy Court on or prior to August 30, 2009; provided, however, that, in the event that the Sale Motion is denied by the Bankruptcy Court, unless otherwise agreed to by MID and the Sellers, the Agreement shall terminate automatically without any further notice or action by any person.

Section 9.2. Termination of Agreement By the Sellers. Notwithstanding the provisions of Section 9.1 hereof, this Agreement may be terminated by the Sellers, in their sole and absolute discretion, (1) in the event that the boards of directors of the Sellers and MEC determine, in good faith, after consultation with their legal and financial advisors, that one or more competing offers for the Purchased Assets, in whole or in part, (i) would provide greater benefits to the Sellers, from a financial point of view, as compared to the Transaction (including any alternative proposal offered by MID in response thereto) and (ii) is reasonably capable of being completed; or (2) if the condition set forth in Section 7.2(b) is not reasonably capable of being satisfied.

Section 9.3. Termination of Agreement by MID. Notwithstanding the provisions of Section 9.1, this Agreement may be terminated by MID, in its sole and absolute discretion, (1) as contemplated by Section 5.8, (2) if the condition set forth in Section 7.1(b) is not reasonably capable of being satisfied or (3) in the event that (a) the Bankruptcy Court enters an order authorizing the sale of the Purchased Assets, in whole or in any part, to an entity or entities other than the Purchaser or (b) the Sellers consummate the sale of the Purchased Assets, in whole or in any part, to an entity or entities other than the Purchaser.

Section 9.4. Effect of Termination. Except as otherwise provided herein (including Section 10.8), in the event of termination of this Agreement, this Agreement (other than the terms and provisions set forth in Section 2.3 and Section 3.3 hereof, which shall survive such termination) shall become null and void and be deemed of no force and effect, with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, legal and financial advisors or other representatives), and no party hereto shall have any obligations to any other party hereto arising out of this Agreement. Upon termination, this Agreement shall not be an admission by any party hereto, and no party hereto shall seek to admit it into evidence against any other party hereto.

ARTICLE X

MISCELLANEOUS

Section 10.1. As-Is/Where-Is Transaction. The Purchaser acknowledges and agrees that, except as expressly provided in this Agreement or in any Closing Documents provided by the Sellers to the Purchaser at Closing, and without derogating from any indemnities provided by the Sellers herein or in any Closing Documents, the Sellers make no representation, warranty or covenant, express, implied or statutory, of any kind whatsoever with respect to the Purchased Assets, including, without limitation, representation, warranty or covenant as to title, survey conditions, use of the Purchased Assets for the Purchaser’s intended use, the condition of the Purchased Assets, past or present use, development, investment potential, tax ramifications or consequences, compliance with any Applicable Laws, present or future zoning, the presence or absence of Hazardous Substances, the availability of utilities, habitability, merchantability, fitness or suitability for any purpose, or any other matter with respect to the Purchased Assets, all of which are (without derogating from any indemnities provided by the Sellers herein or in any Closing Documents), except as otherwise expressly provided in this Agreement or in any Closing Documents provided by the Sellers to the Purchaser at Closing, hereby expressly disclaimed by the Sellers. The provisions of this Section 9.1 shall survive Closing and the delivery of the Deed or any expiration or termination of this Agreement without limitation as to time.

Section 10.2. No Recording. The Sellers acknowledge and agree that they shall not record, or cause to be recorded, this Agreement, or any part thereof, or any instrument, agreement or other document evidencing this Agreement, against title to the Lands (or any part thereof) unless so instructed by the Purchaser, provided the Purchaser shall pay all costs and expenses in connection therewith.

Section 10.3. Obligations as Covenants. Each agreement and obligation of each party hereto in this Agreement, even though not expressed as a covenant, shall be considered for all purposes to be a covenant.

Section 10.4. Tender. Any tender of documents or money may be made upon the party being tendered or upon its solicitors and money may be tendered by certified check or bank draft drawn on or from one of the five largest Schedule I Canadian chartered banks or a first class bank of the United States of America, or by wire transfer. All checks to be tendered shall be drawn upon one of the five largest Schedule I Canadian chartered banks, measured by reference to authorized capital.

Section 10.5. Relationship of the Parties. Nothing in this Agreement shall be construed so as to make the Purchaser a partner of the Sellers and nothing in this Agreement shall be construed so as to make the Purchaser an owner of the Lands for any purpose until the Closing Date.

Section 10.6. Amendment of Agreement. This Agreement may not be supplemented, modified or amended except by a written agreement executed by each Party to be affected by such supplement, modification or amendment.

Section 10.7. Notices. Any Notice shall be in writing and shall be deemed to have been duly given or made when personally delivered or when mailed by registered or certified mail, postage prepaid, return receipt requested, addressed as follows, or to such other addresses as may be furnished hereafter by notice, in writing, to the other Party on at least three (3) Business Days’ prior notice, to the following Parties:

(a)	If to the Purchaser, to:

MI Developments Inc.

455 Magna Drive

Aurora, Ontario, Canada L4G 7A9

Attention: General Counsel

Telecopy: (905) 726-2095

with a copy given in like manner to:

Davies Ward Phillips & Vineberg LLP

100 King Street West

Suite 4400

Toronto, Canada M5X 1B8

Attention: Vincent A. Mercier

Telecopy: (416) 863-0871

-and-

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention: Lee Attanasio

Telecopy: (212) 839-5599

(b)	If to the Sellers, to:

Magna Entertainment Corp.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

Attention: Senior Legal Counsel

Telecopy: (905) 726-2585

with a copy given in like manner to:

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6100

Toronto, Ontario M5X 1B8

Attention: Jean M. Fraser

Telecopy: (416) 862-6666

-and-

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Brian S. Rosen, Esq.

Telecopy: (212) 310-8007

Any Notice which is delivered or is sent by telecopy shall be deemed to have been validly and effectively given and received on the date it is delivered or sent, unless it is delivered or sent after 5:00 p.m. on any given day or on a day which is not a Business Day, in which case it shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was delivered or sent, provided that, in the case of a Notice sent by telecopy it shall not be deemed to have been sent unless there has been confirmation of transmission.

Section 10.8. Specific Performance. It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party should be entitled to specific performance and injunctive or other equitable relief as a remedy of such a breach.

Section 10.9. Fees and Expenses. If any party hereto brings an action against any other party hereto based upon a breach by the other party hereto of its obligations under this Agreement, the prevailing party shall be entitled to all reasonable expenses incurred, including reasonable attorneys’ fees and expenses. Subject to Section 3.3, the parties agree that all costs and expenses of the parties relating to the Transaction shall be paid by the party incurring such expenses.

Section 10.10. Governing Law; Jurisdiction; Service of Process. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any principles of conflicts of law. By its execution and delivery of this Agreement, each of the parties hereto irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding between any of the Sellers, on the one hand, and the Purchaser, on the other hand, with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court (or if prior to the commencement of the Chapter 11 Cases, the courts of the State of New York) for that purpose only, and, by execution and delivery of this Agreement, each hereby irrevocably accepts and submits itself to the jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding. In the event any such action, suit or proceeding is commenced, the parties hereby agree and consent that service of process may be made, and personal jurisdiction over any party hereto in any such action, suit or proceeding may be obtained, by service of a copy of the summons, complaint and other pleadings required to commence such action, suit or proceeding upon the party at the address of such party set forth in Section 10.7 hereof, unless another address has been designated by such party in a notice given to the other parties in accordance with the provisions of Section 10.7 hereof.

Section 10.11. Further Assurances. Each of the Parties hereto shall, at its own cost, from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

Section 10.12. Entire Agreement. This Agreement constitutes the full and entire agreement between the parties hereto pertaining to the Transaction and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto made by any Party, and there are no other warranties or representations and no other agreements between the parties hereto in connection with the Transaction except as specifically set forth in this Agreement.

Section 10.13. Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided. All waivers hereunder must be in writing to be effective.

Section 10.14. Survival. To the extent provided herein, this Agreement and the representations, warranties and covenants set forth herein shall survive the Closing of the Transaction and shall remain in full force and effect thereafter.

Section 10.15. Assignment. Neither the Sellers nor the Purchaser shall assign their respective rights and/or obligations hereunder (or agree to do so) without the prior written consent of the other Party, which consent may be withheld by such Party in its sole and absolute discretion.

Section 10.16. Successors and Assigns. All of the covenants and agreements set forth in this Agreement are intended to bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns and be enforceable by the parties hereto and their respective successors and their permitted assigns pursuant to the terms and conditions of this Agreement.

Section 10.17. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original hereof, and all of which shall constitute a single agreement effective as of the date hereof. Any delivery of an executed copy of this Agreement by way of telecopy shall constitute delivery hereof, provided that any party delivering by way of telecopy shall, as soon as reasonably practicable, deliver an originally executed counterpart of this Agreement to the other parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

MI DEVELOPMENTS INC.

By:
Name:
Title:

By:
Name:
Title:

MAGNA ENTERTAINMENT CORP.

By:
Name:
Title:

By:
Name:
Title:

GULFSTREAM PARK RACING ASSOCIATION, INC.

By:
Name:
Title:

By:
Name:
Title:

GPRA COMMERCIAL ENTERPRISES, INC.

By:
Name:
Title:

By:
Name:
Title:

GPRA THOROUGHBRED TRAINING CENTER, INC.

By:
Name:
Title:

By:
Name:
Title:

MEC LAND HOLDINGS (CALIFORNIA) INC

By:
Name:
Title:

By:
Name:
Title:

MEC MARYLAND INVESTMENTS, INC.

By:
Name:
Title:

By:
Name:
Title:

MEC TEXAS RACING, INC.

By:
Name:
Title:

By:
Name:
Title:

PACIFIC RACING ASSOCIATION

By:
Name:
Title:

By:
Name:
Title:

RACETRACK HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

XPRESSBET, INC.

By:
Name:
Title:

By:
Name:
Title:

30000 MARYLAND INVESTMENTS LLC

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION OF CONTRACTS

ASSIGNMENT AND ASSUMPTION OF CONTRACTS, dated as of July     , 2009.

B E T W E E N:

[NAME OF SELLERS],

(the “Sellers”),

OF THE FIRST PART,

- and -

[NAME OF PURCHASER],

(the “Purchaser”),

OF THE SECOND PART.

WHEREAS pursuant to that certain Purchase Agreement, dated as of March 5, 2009, between the Sellers, as sellers, and the Purchaser, as purchaser (the “Purchase Agreement”), the Sellers agreed to sell and the Purchaser agreed to purchase, among other things, the property legally described in Schedule A hereto (the “Property”);

AND WHEREAS pursuant to the Purchase Agreement, the Sellers has agreed that the Assigned Contracts (as defined below) shall be assigned to the Purchaser;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions: Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement. The terms defined herein shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

(a) “Agreement” means this Assignment and Assumption of Contracts;

(b) “Assigned Contracts” means those contracts and agreements entered into by the Sellers or by which the Sellers is bound in respect of the severance, development, construction, management, leasing, maintenance or operation of the Lands, which Assigned Contracts are listed on the attached Schedule B, together with all security, guarantees and indemnities relating thereto ; and

(c) “Assigned Interest” means all of the Seller’s right, title and interest in and to the Assigned Contracts and all rights, benefits and advantages whatsoever to be derived therefrom from and after the date hereof.

ARTICLE II

ASSIGNMENT

Section 2.1 Assignment by the Sellers: The Sellers hereby absolutely grants, transfers, assigns and sets over, as of the date of this Agreement, the Assigned Interest unto the Purchaser. The parties agree that if the assignment of any Assigned Contract is prohibited at law or requires the consent of any other party or parties and such consent has not or cannot be obtained, the Sellers shall hold the Assigned Interest in such Assigned Contract in trust for the benefit of the Purchaser and shall take all actions with respect thereto as the Purchaser may direct for the Purchaser’s account and benefit.

Section 2.2 Acceptance by the Purchaser: The Purchaser hereby accepts the assignment of the Assigned Interest as of the date of this Agreement.

ARTICLE III

ASSUMPTION AND INDEMNITY

Section 3.1 Agreement by the Purchaser: The Purchaser hereby agrees to be bound by, assume, comply with and be responsible for all of the obligations, covenants and liabilities of the Sellers accruing and arising from and after the date of this Agreement under or in respect of the Assigned Contracts. Without limiting the generality of the foregoing, the Purchaser covenants and agrees with the Sellers:

(a) to pay all amounts payable by the Sellers under and in respect of the Assigned Contracts relating to the period from and including the date of this Agreement; and

(b) to indemnify and save harmless the Sellers and its partners, shareholders, officers, directors, employees and agents, from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims, demands and judgments arising from or in connection with a breach by the Purchaser, its shareholders, directors, officers, employees, agents or those for whom it is responsible at law, from and after the date of this Agreement, of any of the covenants and obligations of the Sellers under or in respect of the Assigned Contracts.

Section 3.2 Agreement by the Sellers: The Sellers hereby agrees to be bound by and be responsible for all of the obligations, covenants and liabilities of the Sellers accruing and arising prior to the date of this Agreement under or in respect of the Assigned Contracts. Without limiting the generality of the foregoing, the Sellers covenants and agrees with the Purchaser:

(a) to pay all amounts payable, or deemed to be payable, by the Sellers under and in respect of the Assigned Contracts relating to the period prior to the date of this Agreement; and

(b) to indemnify and save harmless the Purchaser and its shareholders, directors, officers, employees and agents, from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims, demands and judgments arising from or in connection with the Assigned Contracts, including, without limitation, any breach by the Sellers, its shareholders, directors, officers, employees, agents or those for whom it is in law responsible, prior to the date of this Agreement, of any of the covenants and obligations of the Sellers under or in respect of the Assigned Contracts and any failure by the Sellers to pay any monies due, owing or accruing by the Sellers under or in connection with the Assigned Contracts for the period prior to the date hereof.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of ■ and the applicable laws of the United States of America.

Section 4.2 Further Assurances: Each of the parties shall execute and deliver all such further documents and do such other things as the other party may reasonably request to give full effect to this Agreement.

Section 4.3 Successors and Assigns: All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement.

[NAME OF SELLERS]

By:
Name:
Title:

[NAME OF PURCHASER]

By:
Name:
Title:

Schedule A to Exhibit A

Legal Description of the Lands

EXHIBIT B

FORM OF ASSIGNMENT AND ASSUMPTION OF LEASES

ASSIGNMENT AND ASSUMPTION OF LEASES, dated as of July     , 2009.

B E T W E E N:

[NAME OF SELLERS]

(the “Sellers”),

OF THE FIRST PART,

- and -

[NAME OF PURCHASER]

(the “Purchaser”),

OF THE SECOND PART.

WHEREAS pursuant to that certain Purchase Agreement (Purchased Assets), dated as of March 5, 2009, between the Sellers, as sellers, and the Purchaser, as purchaser (the “Purchase Agreement”), the Sellers agreed to sell and the Purchaser agreed to purchase, among other things, the property legally described in Schedule A hereto (the “Property”);

AND WHEREAS pursuant to the Purchase Agreement, the Sellers has agreed that the Assigned Leases (as defined below) shall be assigned to the Purchaser;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions: Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement. The terms defined herein shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

(a) “Agreement” means this Assignment and Assumption of Leases, including the schedules attached hereto;

(b) “Assigned Interest” means all of the Seller’s right, title and interest in and to the Assigned Leases and all rights, benefits and advantages whatsoever to be derived therefrom from and after the date hereof; and

(c) “Assigned Leases” means all agreements to lease, leases, renewals of leases, subtenancy agreements and other rights (including licences) granted by or on behalf of the Sellers or its predecessors in title as owner of the Property which entitle any Person to possess or occupy any space within the Property, which Assigned Leases are listed on the attached Schedule B, together with all security, guarantees and indemnities relating thereto.

ARTICLE II

ASSIGNMENT

Section 2.1 Assignment by the Sellers: The Sellers hereby absolutely grants, transfers, assigns and sets over, as of the date of this Agreement and to the extent such Assigned Leases are assignable at law, the Assigned Interest unto the Purchaser. The parties agree that if the assignment of any Assigned Lease is prohibited at law or requires the consent of any other party or parties and such consent has not or cannot be obtained, the Sellers shall hold the Assigned Interest in such Assigned Lease in trust for the benefit of the Purchaser and shall take all actions with respect thereto as the Purchaser may direct for the Purchaser’s account and benefit.

Section 2.2 Acceptance by the Purchaser: The Purchaser hereby accepts the assignment of the Assigned Interest as of the date of this Agreement.

ARTICLE III

ASSUMPTION AND INDEMNITY

Section 3.1 Agreement by the Purchaser: The Purchaser hereby agrees to be bound by, assume, comply with and be responsible for all of the obligations, covenants and liabilities of the Sellers accruing and arising from and after the date of this Agreement under or in respect of the Assigned Leases. Without limiting the generality of the foregoing, the Purchaser covenants and agrees with the Sellers:

(a) to pay all amounts payable by the Sellers under and in respect of the Assigned Leases relating to the period from and including the date of this Agreement; and

(b) to indemnify and save harmless the Sellers, its partners, shareholders, officers, directors, employees and agents, from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims, demands and judgments arising from or in connection with a breach by the Purchaser, its shareholders, directors, officers, employees, agents or those for whom it is responsible at law, from and after the date of this Agreement, of any of the covenants and obligations of the Sellers under or in respect of the Assigned Leases.

Section 3.2 Agreement by the Sellers: The Sellers hereby agrees to be bound by and be responsible for all of the obligations, covenants and liabilities of the Sellers accruing and arising prior to the date of this Agreement under or in respect of the Assigned Leases. Without limiting the generality of the foregoing, the Sellers covenants and agrees with the Purchaser:

(a) to pay all amounts payable by the Sellers under and in respect of the Assigned Leases relating to the period prior to the date of this Agreement; and

(b) to indemnify and save harmless the Purchaser and its shareholders, directors, officers, employees and agents, from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims, demands and judgments arising from or in connection with a breach by the Sellers, its partners, employees or agents, prior to the date of this Agreement, of any of the covenants and obligations of the Sellers under or in respect of the Assigned Leases.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of ■ and the applicable laws of the United States of America.

Section 4.2 Further Assurances: Each of the parties shall execute and deliver all such further documents and do such other things as the other party may reasonably request to give full effect to this Agreement.

Section 4.3 Successors and Assigns: All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have executed this Agreement.

[NAME OF SELLERS]

By:
Name:
Title:

[NAME OF PURCHASER]

By:
Name:
Title:

Schedule A to Exhibit B

Legal Description of the Lands

Schedule B to Exhibit B

Leases

EXHIBIT C

FORM OF ASSIGNMENT OF REALTY TAX APPEALS

ASSIGNMENT OF REALTY TAX APPEALS

MEMORANDUM OF AGREEMENT dated as of July     , 2009.

B E T W E E N:

[NAME OF SELLERS]

(the “Sellers”),

OF THE FIRST PART,

- and -

[NAME OF PURCHASER]

(the “Purchaser”),

OF THE SECOND PART.

WHEREAS pursuant to that certain Purchase Agreement, dated as of March 5, 2009, between the Sellers, as sellers, and the Purchaser, as purchaser (the “Purchase Agreement”), the Sellers agreed to sell and the Purchaser agreed to purchase, among other things, the property legally described in Schedule A hereto (the “Property”);

AND WHEREAS pursuant to the Purchase Agreement, the Sellers has agreed that the Appeals (as defined below) shall be assigned to the Purchaser;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions: Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement. The terms defined herein shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

(a) “Agreement” means this Assignment of Realty Tax Appeals, including the schedules attached hereto; and

(b) “Appeals” means any realty tax appeals and/or reassessments that relate to the Property for the period (or portion thereof) prior to the Closing.

ARTICLE II

ASSIGNMENT

Section 2.1 Assignment by the Sellers: To the extent permitted by Applicable Law, the Sellers hereby absolutely grants, transfers, assigns and sets over, as of the date of this Agreement, the Appeals unto the Purchaser and the Purchaser shall be entitled to continue the Appeals and shall be entitled to receive all payments therefrom from and after Closing. To the extent permitted by Applicable Law, the Sellers shall direct the relevant taxing authority to pay any refund or reassessment of the Appeals to the Purchaser, and if any Appeal is pending, the Sellers hereby authorizes and appoints the Purchaser, to the extent permitted by Applicable Law, to continue such pending Appeal.

Section 2.2 Acceptance by the Purchaser: The Purchaser hereby accepts the assignment of the Appeals as of the date of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of ■ and the applicable laws of the United States of America.

Section 3.2 Further Assurances: Each of the parties shall execute and deliver all such further documents and do such other things as the other party may reasonably request to give full effect to this Agreement.

Section 3.3 Successors and Assigns: All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement.

[NAME OF SELLERS]

By:
Name:
Title:

[NAME OF PURCHASER]

By:
Name:
Title:

Schedule A to Exhibit C

Legal Description of the Lands

EXHIBIT D

ASSUMED LIABILITIES

EXHIBIT E

LIST OF EXISTING CONTRACTS

EXHIBIT F

LIST OF EXISTING LEASES

EXHIBIT G

DESCRIPTION OF LANDS

EXHIBIT H

CAPITALIZATION

EXHIBIT I

INTELLECTUAL PROPERTY

EXHIBIT J

INSURANCE

EXHIBIT K

BENEFITS

Exhibit C

EXECUTION COPY

MAGNA ENTERTAINMENT CORP.

as Borrower

- and -

THE GUARANTORS SET FORTH

ON THE SIGNATURE PAGES HEREOF

as Guarantors

- and -

MID ISLANDI SF., ACTING

THROUGH ITS ZUG BRANCH

as the Lender

DEBTOR-IN-POSSESSION CREDIT AGREEMENT

Dated as of March 5, 2009

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

-iii-

THIS AGREEMENT is entered into as of March 5, 2009, between

MAGNA ENTERTAINMENT CORP.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession (hereinafter called the “Borrower”),

- and -

MID ISLANDI SF.,

a partnership formed under the laws of Iceland, acting through its

Zug branch (hereinafter called the “Lender”),

- and -

PACIFIC RACING ASSOCIATION,

a corporation incorporated under the laws of the State of

California, as a debtor-in-possession,

- and -

MEC LAND HOLDINGS (CALIFORNIA) INC.,

a corporation incorporated under the laws of the State of

California, as a debtor-in-possession (together with Pacific Racing

Association, hereinafter collectively called the “Golden Gate

Fields Guarantors”),

- and -

THE SANTA ANITA COMPANIES, INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession

- and -

LOS ANGELES TURF CLUB, INCORPORATED,

a corporation incorporated under the laws of the State of

California, as a debtor-in-possession (together with the Santa Anita

Companies, Inc., hereinafter collectively called the “Santa Anita

Guarantors”),

- and -

SOUTHERN MARYLAND AGRICULTURAL ASSOCIATION,

a joint venture of PRINCE GEORGE’S RACING, INC. and

SOUTHERN MARYLAND RACING, INC. , each a corporation

incorporated under the laws of the State of Maryland, as a debtor-

in-possession (hereinafter called the “Bowie Guarantor”),

- and -

LAUREL RACING ASSOC., INC.

a corporation formed under the laws of the State of Maryland, as a debtor-in-possession,

- and -

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP

a partnership formed under the laws of the State of Maryland, as a debtor-in-possession, acting through its general partner, LAUREL

RACING ASSOC., INC. (together with Laurel Racing

Assoc., Inc., hereinafter collectively called the “Laurel

Guarantor”),

- and -

PIMLICO RACING ASSOCIATION, INC.,

a corporation incorporated under the laws of the State of Maryland,

as a debtor-in-possession,

MARYLAND JOCKEY CLUB, INC.,

a corporation incorporated under the laws of the State of Maryland,

as a debtor-in-possession,

- and -

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC.,

a corporation incorporated under the laws of the State of Maryland,

as a debtor-in-possession (together with Pimlico Racing

Association, Inc. and Maryland Jockey Club, Inc., hereinafter collectively called the “Pimlico Guarantors”),

- and -

SOUTHERN MARYLAND RACING, INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession (hereinafter called the “Maryland

Racing Guarantor”),

- and -

THISTLEDOWN, INC.

a corporation incorporated under the laws of the State of Ohio, as a debtor-in-possession (hereinafter called the “Thistledown

Guarantor”),

- and -

MEC MARYLAND INVESTMENTS INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession,

- and -

AMTOTE INTERNATIONAL, INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession,

- and -

30000 MARYLAND INVESTMENTS LLC,

a limited liability company formed under the laws of the State of

Delaware, as a debtor-in-possession (together with MEC Maryland

Investments Inc., and AmTote International, Inc., hereinafter collectively called the “AmTote Guarantors”),

- and -

GULFSTREAM PARK RACING ASSOCIATION, INC.,

a corporation incorporated under the laws of the State of Florida,

as a debtor-in-possession (hereinafter called the “Gulfstream

Guarantor”),

- and -

GPRA COMMERCIAL ENTERPRISES, INC.,

a corporation incorporated under the laws of the State of Florida,

as a debtor-in-possession,

- and -

GPRA THOROUGHBRED TRAINING CENTER, INC.,

a corporation incorporated under the laws of the State of

Delaware, as a debtor-in-possession (together with GPRA

Commercial Enterprises, Inc., hereinafter collectively called the

“Palm Meadows Training Guarantor”),

- and -

MEC DIXON, INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession (hereinafter called the “Dixon

Guarantor”),

- and -

SUNSHINE MEADOWS RACING INC.

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession,

- and -

MEC HOLDINGS (USA), INC.,

a corporation incorporated under the laws of the State of Delaware,

as a debtor-in-possession (together with Sunshine Meadows

Racing Inc., the “Ocala Guarantors”),

- and -

REMINGTON PARK, INC.,

a corporation incorporated under the laws of the State of

Oklahoma, as a debtor-in-possession (hereinafter called the

“Remington Guarantor”),

- and -

PRINCE GEORGE’S RACING, INC.,

a corporation incorporated under the laws of the State of Maryland,

as a debtor-in-possession (hereinafter called the “Prince George

Guarantor”),

(the Golden Gate Fields Guarantors, the Santa Anita Guarantors,

the Bowie Guarantor, the Laurel Guarantor, the Pimlico

Guarantors, the Maryland Racing Guarantor, the Thistledown

Guarantor, the Amtote Guarantors, the Gulfstream Guarantor, the

Palm Meadows Training Guarantor, the Dixon Guarantor, the

Ocala Guarantors, the Remington Guarantor and the Prince George

Guarantor, hereinafter collectively called the “Guarantors”)

W I T N E S S E T H :

WHEREAS , on March 5, 2009 (the “Petition Date”), the Borrower and the Guarantors (collectively, the “Debtors”) commenced Chapter 11 Case Nos. [            through             ,] as administratively consolidated at Chapter 11 Case No.             (each a “Chapter 11 Case” and collectively, the “Chapter 11 Cases”) by filing separate voluntary petitions for reorganization under Chapter 11, 11 U.S.C. 101 et seq. (the “Bankruptcy Code”), with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Borrower and the Guarantors continue to operate their businesses and manage their properties as debtors and debtors-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS , prior to the Petition Date, the Lender provided financing to the Borrower pursuant to that certain Credit Agreement, dated as of December 1, 2008, among the Borrower, the other credit parties signatory thereto, and the Lender (as amended, modified or supplemented through the Petition Date, the “Pre-Petition Loan Agreement”), and that certain Bridge Loan Agreement, dated as of September 12, 2007, among the Borrower, the Lender, and the guarantors specified therein (as amended, modified or supplemented, the “Bridge Loan Agreement”);

WHEREAS, the Borrower has requested that the Lender provide a senior secured, superpriority credit facility to the Borrower of up to SIXTY-TWO MILLION FIVE HUNDRED THOUSAND Dollars ($62,500,000) in the aggregate to fund the working capital requirements of the Debtors and for other purposes permitted under this Agreement during the pendency of the Chapter 11 Cases;

WHEREAS, the Lender is willing to make certain Post-Petition loans and other extensions of credit to the Borrower of up to such amount upon the terms and conditions set forth herein;

WHEREAS, each Guarantor is willing to guarantee all the obligations of the Borrower to the Lender under this Agreement;

WHEREAS, each of the Borrower and each Guarantor has agreed to secure all the Obligations under the DIP Credit Documents by granting to the Lender a security interest in and Lien upon all their existing and after-acquired personal and real property; and

WHEREAS, the Borrower and each Guarantor acknowledges that they each will receive substantial direct and indirect benefits by reason of the making of loans and other financial accommodations to the Borrower as provided in this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Agreement:

“Accounts” shall have the meaning set forth in Article 9 of the New York UCC;

“Acquisition” means any transaction or series of transactions by which the Borrower or any of its Subsidiaries, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets, purchase of shares or otherwise (a) acquires any ongoing business or all or substantially all of the assets of any Person engaged in any ongoing business, (b) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of securities of a Person engaged in any ongoing business representing more than 10% of the ordinary voting power for the election of directors or other governing position if the business and affairs of such Person are managed by a board of directors or other governing body, or (c) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 10% of the ownership interest in any Person engaged in any ongoing business that is not managed by a board of directors or other governing body;

“Advances” mean, collectively, the Tranche 1 Advances and the Tranche 2 Advances;

“Affiliate” means, in respect of any Person, any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares, by contract or otherwise, but for greater certainty the Lender and its Subsidiaries other than Borrower and its Subsidiaries shall be deemed not to be Affiliates of Borrower and its Subsidiaries;

“Aggregate Payments” has the meaning ascribed thereto in Section 11.9;

“Agreement” means this agreement and the Disclosure Schedule and all schedules attached to this agreement or to the Disclosure Schedule, in each case as they may be amended or supplemented from time to time; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole (including the Disclosure Schedule) and not to any particular article, Section, schedule or other portion hereof, and the expressions “article” and “Section” followed by a number or by a number and letter, and “Schedule” followed by a letter, mean and refer to the specified article or Section of or schedule to this Agreement, as applicable, except as otherwise specifically provided herein;

“Alternative Interest Rate” means for any day the Prime Rate for such day, plus 1,100 basis points (11%);

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 3.3 only, whether or not having the force of law but otherwise binding on such Person or such Person’s property);

“Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Arrangement Fee Payment Date” has the meaning ascribed thereto in Section 4.3(a);

“Asset Sale” has the meaning ascribed thereto in Section 9.1(g)(iii);

“Banking Day” means a day on which banks are generally open for business in each of New York, New York, Toronto, Ontario, Zug, Switzerland and London, England;

“Bankruptcy Code” has the meaning ascribed thereto in the recitals to this Agreement;

“Bankruptcy Court” has the meaning ascribed thereto in the recitals to this Agreement;

“Bid Procedures Motion” means a motion filed in the Bankruptcy Court no later than March 9, 2009, seeking approval, among other things, for procedures governing the sale of the Debtors’ assets, including approval of the Purchase Agreement as a “stalking horse” agreement;

“Bid Procedures Order” has the meaning ascribed thereto in Section 9.1(g)(ii);

“Blocked Persons List” has the meaning ascribed thereto in Section 6.1(aa)

“BMO” means Bank of Montreal, and its successors and assigns under the BMO Credit Agreement;

“BMO Credit Agreement” means the amended and restated credit agreement made as of July 22, 2005 among the Borrower, as borrower, BMO, as agent and lender, and others, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the BMO Credit Agreement as so amended or restated shall not exceed $40,000,000, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $40,000,000 and security therefor is not increased thereby;

“Borrower” means Magna Entertainment Corp., a corporation existing under the laws of Delaware, and its successors and permitted assigns;

“Borrower Incorporation Documents” has the meaning ascribed thereto in Section 6.1(i);

“Borrower Note” has the meaning ascribed thereto in Section 8.2(h);

“Borrowing Date” means any Banking Day on which an Advance is made, or is to be made, in accordance with a request of the Borrower;

“Borrowing Notice” means a notice substantially in the form of Schedule A;

“Bridge Loan Agreement” has meaning ascribed thereto in the recitals to this Agreement;

“Budget” means a six (6) month budget reflecting projected cash receipts, operating disbursements, payroll disbursements, non-operating disbursements and cash balances, prepared by the Borrower and attached hereto as Schedule B, as may be amended, updated or supplemented from time to time by the Borrower with the prior written consent of the Lender which consent to be in the Lender’s sole discretion;

“Canadian Proceedings” means any plenary or ancillary proceedings relating to the Borrower or any of its Subsidiaries commenced in Canada;

“Capital Expenditures” means, for any period, for any Person those expenditures made in connection with the purchase, lease, license, acquisition, erection, development, improvement or construction of property of or by such Person (including any such property acquired pursuant to a Capital Lease Obligation) or any other expenditures, in all cases, which in accordance with GAAP are classified as capital expenditures; provided, however, that such term shall not include those expenditures (“Maintenance Capital Expenditures”) that are (a) required to sustain the capacity level or useful life of existing operating facilities or (b) required or lawfully imposed under any Environmental Law or Safety Law, or by any Governmental Body;

“Capital Lease Obligations” means the obligations of the Borrower or any Subsidiary to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

“Carve-Out Amount” has the meaning ascribed thereto in Section 2.10(c);

“Carve-Out Expenses” has the meaning ascribed thereto in Section 2.10(c);

“Cash Equivalents” means short-term issued guaranteed deposits or certificates of deposit with recognized financial institutions, bonds or similar obligations carrying the full faith and credit of the United States of America or any state thereof or any agency or instrumentality of any of the foregoing unconditionally backed by such credit and other similar investments acceptable to the Lender in its sole discretion;

“Chapter 11 Case” and “Chapter 11 Cases” have the respective meanings assigned to them in the recitals to this Agreement;

“Chattel Paper” shall have the meaning set forth in Article 9 of the New York UCC;

“Claim” has the meaning ascribed thereto in Section 3.4(a);

“Closing Date” means the date on which this Agreement is executed and delivered by the parties hereto;

“Collateral” means all Accounts, Chattel Paper, Commercial Tort Claims, Documents, Equipment, Fixtures, Goods, General Intangibles, Instruments, Inventory, Investment Property, Pledged Deposits, Supporting Obligations, and Other Collateral, wherever located, in which the Borrower or any Guarantor now has or hereafter acquires any right or interest, and the proceeds (including Stock Rights), insurance proceeds and products thereof, together with all books and records, customer lists, credit files, computer files, programs, printouts and other computer materials and records related thereto. Notwithstanding anything to the contrary contained in this definition, Collateral shall not include (i) rights under governmental licenses, authorizations or any other asset of the Borrower or any Guarantor, to the extent and for so long as the grant of a security interest therein is prohibited by Applicable Law, (ii) any intent-to-use trademark or service mark application prior to the filing of a statement or use or amendment to allege use, or any other intellectual property, to the extent that Applicable Law prohibits the creation of a security interest or would otherwise result in the loss of rights from the creation of such security interest or from the assignment of such rights upon the occurrence and continuance of an Event of Default, (iii) with respect to any Equity Interests in any Foreign

Subsidiary with respect to which any one or more of the Borrower and a Guarantor directly owns or controls more than 50% of such Foreign Subsidiary’s issued and outstanding Voting Interests, the excess over 65% of all of the Voting Interests in such Foreign Subsidiary or (iv) with respect to any Domestic Subsidiary which is a disregarded entity for U.S. federal income tax purposes which is the direct parent of a Foreign Subsidiary, the excess over 65% of all of the Voting Interests in such Domestic Subsidiary;

“Commercial Tort Claims” means those certain currently existing commercial tort claims of the Borrower or any Guarantor, including each commercial tort claim specifically described in the Disclosure Schedule;

“Committee” means the official committee of unsecured creditors formed in the Chapter 11 Cases;

“Commitment Fee” has the meaning ascribed thereto in Section 4.3(b);

“Commitment Fee Payment Date” has the meaning ascribed to such term in Section 4.3(b);

“Compliance Certificate” has the meaning ascribed thereto in Section 7.1(k)(i);

“Contingent Liabilities”, at any time, means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time,

(i)	guaranteed, directly or indirectly, in any manner by the Borrower or any Subsidiary including, without limitation by way of, (A) procuring the issue of letters of credit or other similar instruments for the benefit of that other Person, (B) endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business), or (C) the other Person assigning debts of the Borrower or any Subsidiary (whether or not represented by an instrument) with recourse to the Borrower or any Subsidiary;

(ii)	in effect guaranteed, directly or indirectly, by the Borrower or any Subsidiary through an agreement, contingent or otherwise:

(A)	to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

(B)	to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where the primary purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

(C)	to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

(iii)	secured by any Lien upon property owned by the Borrower or any Subsidiary, even though neither the Borrower nor any Subsidiary has assumed or become liable for the payment of such indebtedness or liabilities; provided that, if neither the Borrower nor any Subsidiary has assumed or become liable for such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property.

For purposes hereof, a Person shall not be deemed to have a Contingent Liability if it is the co-maker of the primary obligation and shall have one Contingent Liability if it has guaranteed the obligations of more than one primary obligor with respect to the same primary obligation;

“Contributing Guarantors” has the meaning ascribed thereto in Section 11.9;

“Core Line of Business” means the ownership or operation of racetracks and pari-mutuel wagering activities, as described in the Form 10-K filed by the Borrower for the year ended December 31, 2007, and including (i) thoroughbred and harness horse racing, (ii) off-track betting facilities, (iii) account wagering and other gaming activities including, without limitation, poker, slot machines and video lottery terminals, (iv) a racetrack and casino complex in Austria, and (v) any food and beverage operations, sports bar operations, content acquisition and distribution, technology and media services, entertainment, the ownership and management of real estate and/or other activities, associated with or ancillary or related to (i), (ii), (iii) and/or (iv), above, including the ownership or operation of horse training and boarding centers, arenas and restaurants;

“Debtors” has the meaning ascribed thereto in the recitals to this Agreement;

“Default” means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default;

“Default Rate” means a rate per annum determined on a daily basis that is equal to the Interest Rate payable pursuant to Section 4.1(a), as applicable, plus 200 basis points (2%) per annum, in each case calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be;

“Deposit Accounts” has the meaning ascribed to it in Article 9 of the New York UCC;

“DIP Administrative Claim” means an allowed superpriority administrative expense claim in a Bankruptcy Case under Section 364(c)(1) of the Bankruptcy Code, having priority over all administrative expenses of the kind specified in, or ordered pursuant to, Sections 105, 326, 330, 331, 503(b), 506(c), 507(a), 507(b) or 726 or any other provisions of the Bankruptcy Code;

“DIP Credit Amount” means, collectively, the DIP Tranche 1 Credit Amount and the DIP Tranche 2 Credit Amount;

“DIP Credit Commitment” means, collectively, the DIP Tranche 1 Credit Commitment and the DIP Tranche 2 Credit Commitment;

“DIP Credit Documents” means, collectively, this Agreement and the Borrower Note, and “DIP Credit Document” means any one of them;

“DIP Credit Facility” means the first priority senior secured loans in an aggregate principal amount equal to the DIP Credit Amount, and all related documents;

“DIP Liens” means perfected Liens on the Collateral granted pursuant to Section 364(c)(2), (c)(3) and (d) of the Bankruptcy Code;

“DIP Tranche 1 Credit Amount” means on any day of determination, the aggregate of the principal amount of the Tranche 1 Advances;

“DIP Tranche 2 Credit Amount” means on any day of determination, the aggregate of the principal amount of the Tranche 2 Advances;

“DIP Tranche 1 Credit Commitment” means the commitment of the Lender to make Tranche 1 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 1 Credit Commitment is $21,700,000; provided, subject to the terms of the Interim Order, that $700,000 of such commitment will be used solely to reimburse the Lender for its legal fees in connection with the DIP Credit Facility;

“DIP Tranche 2 Credit Commitment” means the commitment of the Lender to make Tranche 2 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 2 Credit Commitment is $40,800,000;

“DIP Tranche 1 Unutilized Amount” means, as of any date of determination, the amount by which the then applicable DIP Tranche 1 Credit Commitment exceeds the DIP Tranche 1 Credit Amount on such day;

“DIP Tranche 2 Unutilized Amount” means, as of any date of determination, the amount by which the then applicable DIP Tranche 2 Credit Commitment exceeds the DIP Tranche 2 Credit Amount on such day;

“Disclosure Schedule” means the disclosure schedule as of the Closing Date prepared and executed by the Borrower and the Guarantors attached hereto as Schedule C;

“Documents” has the meaning ascribed to it in Article 9 of the New York UCC;

“Domestic Subsidiary” means a Subsidiary organized under the laws of a jurisdiction located in the United States of America;

“Effect of Bankruptcy” means, with respect to any contractual obligation, contract or agreement to which the Borrower or any of its Subsidiaries is a party, any default or other legal consequences arising on account of the commencement or the filing of the Chapter 11 Cases, as applicable (including the implementation of any stay), or the rejection of any such contractual obligation, contract or agreement with the approval of the Bankruptcy Court if required under applicable Law.

“Employee Plan” means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six years was, an “employer” as defined in Section 3(5) of ERISA, other than a Multiemployer Plan;

“Environment” means soil, land, surface and subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), all layers of the atmosphere, all natural resources and the interacting natural systems that include the foregoing listed components;

“Environmental Consent” means, with respect to the property and operations of the Borrower or any Guarantor, any consent, approval, permit, license, order, filing, authorization, exemption, registration, ratification, permission or waiver that is issued, granted or given by or under the authority of any Governmental Body regarding environmental matters or under any Environmental Law;

“Environmental Laws” means any Applicable Law that requires or relates to:

(i)	notifying appropriate authorities, employees or the public of the presence of or intended or actual Releases of Hazardous Materials or violations of discharge limits or other prohibitions or of the commencement of activities, such as resource extraction or construction, that could have an impact on the Environment;

(ii)	minimizing pollution or protecting the Environment, including regulating, limiting or restricting the storage, handling, use, emissions, discharges or Releases of Hazardous Materials;

(iii)	the transportation, use and disposal of Hazardous Materials;

(iv)	remediating Hazardous Materials that have been Released or are in the Environment, preventing the Threat of Release or paying the costs of such remediation; or

(v)	making responsible Persons or polluting Persons pay private parties or third parties, or groups of them, for damages done to their health or the Environment or permitting representatives of the public to recover for injuries done to public assets or to obtain any other remedies whatsoever, in each case, as a result of a Release or violation of Environmental Law;

and includes all Environmental Consents;

“Environmental or Safety Liability” means any Loss arising from, under, or in connection with any of the following:

(i)	any environmental or safety matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Materials, on-site or off-site contamination associated with a Release of Hazardous Materials;

(ii)	responsibility, financial or otherwise, under any Environmental Law or Safety Law for clean-up costs or corrective action, including any clean-up, removal, containment, monitoring or other remediation or response actions required by any Environmental Law or Safety Law (whether or not such actions have been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(iii)	any other compliance, corrective, remedial or other measure or cost required or lawfully imposed under any Environmental Law or Safety Law;

“Equipment” has the meaning ascribed to it in Article 9 of the New York UCC;

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means (1) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as the Borrower; (2) any trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Internal Revenue Code) with the Borrower; and (3) a member of the same affiliated service group (within the meaning of Section 414(m) of the Internal Revenue Code) as the Borrower, any corporation described in clause (1) above or any trade or business described in clause (2) above; or (4) any other Person which is required to be aggregated with the Borrower pursuant to regulations promulgated under Section 414(o) of the Internal Revenue Code;

“Event of Default” has the meaning ascribed thereto in Section 9.1;

“Excluded Claims” has the meaning ascribed to thereto in Section 2.13;

“Fair Share” has the meaning ascribed thereto in Section 11.9;

“Fair Share Contribution Amount” has the meaning ascribed thereto in Section 11.9;

“Fees” means the Arrangement Fee and the Commitment Fee;

“Final Order” means the order of the Bankruptcy Court entered in the Chapter 11 Cases after a final hearing under Bankruptcy Rule 4001(c)(2) or such other procedures as approved by the Bankruptcy Court, which order shall be substantially in the form of the Interim Order or otherwise reasonably satisfactory in form and substance to the Lender, and from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal has been stayed, dismissed or denied unless the Lender waives such requirement, together with all extensions, modifications and amendments thereto, in form and substance satisfactory to the Lender;

“Fiscal Month” means the period ending on the last calendar day of each calendar month of each Fiscal Year;

“Fiscal Quarter” means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be, of each Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower, being January 1 to December 31;

“Fixtures” has the meaning ascribed to it in Article 9 of the New York UCC;

“Foreign Subsidiary” means a Subsidiary that is a controlled foreign corporation (as defined in Section 957 of the Internal Revenue Code);

“Funding Guarantor” has the meaning ascribed thereto in Section 11.9;

“GAAP” means, at any time, generally accepted accounting principles in effect from time to time in the United States of America, applied on a consistent basis;

“General Intangibles” has the meaning ascribed to it in Article 9 of the New York UCC;

“Goods” has the meaning ascribed to it in Article 9 of the New York UCC;

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances over a Person or such Person’s property, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator and the Racing and Gambling Regulatory Authorities);

“Guarantor Incorporation Documents” has the meaning ascribed thereto in Section 6.1(j);

“Guarantors” has the meaning ascribed thereto in the preamble hereto;

“Guaranty” has the meaning ascribed thereto in Section 11.1;

“Gulfstream Construction Loan Agreement” means the Third Amended and Restated Gulfstream Park Loan Agreement made as of December 22, 2006 between Gulfstream Park Racing Association Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Hazardous Activity” shall include the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Materials in, on, under, about and from any real property or any part thereof;

“Hazardous Material” means any material, substance or waste, whether solid, liquid, or gas, that is defined, regulated or otherwise characterized as a “contaminant” or “pollutant” or as “hazardous”, “toxic”, “harmful” or “dangerous” under, or for which standards of care are imposed by, any provision of any Environmental Law or Safety Law, and including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls;

“Indebtedness” of any Person means without duplication (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or which bear interest, (c) all reimbursement and all obligations with respect to letters of credit, bankers’ acceptances, surety bonds and performance bonds, whether or not matured, (d) all indebtedness for the deferred purchase price of property or services, other than trade payables incurred in the ordinary course of business, (e) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all Capital Lease Obligations of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Equity Interests of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all Indebtedness of the type referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including Accounts and General Intangibles) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness and (i) all Contingent Liabilities of such Person with respect to any of the obligations described in clauses (a) through (h) above;

“Indemnified Person” has the meaning ascribed thereto in Section 3.4(a);

“Indemnifying Party” has the meaning ascribed thereto in Section 3.4(a);

“Instruments” has the meaning ascribed to it in Article 9 of the New York UCC;

“Interest Period” means a period commencing, (i) in the case of the initial Interest Period for the first Advance, on the date of such Advance; and (ii) in the case of any subsequent Interest Period, on the last day of the immediately preceding Interest Period and ending, in either case, on the 30th day of such period;

“Interest Rate” has the meaning ascribed thereto in Section 4.1(a);

“Interim Order” means the order of the Bankruptcy Court entered in the Chapter 11 Cases after an interim hearing, substantially in the form attached hereto as Schedule D or such other form as reasonably satisfactory to the Lender together with all extensions, modifications, and amendments thereto that are reasonably satisfactory to the Lender;

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations and rulings thereunder;

“Inventory” has the meaning ascribed to it in Article 9 of the New York UCC;

“Investment Property” has the meaning ascribed to it in Article 9 of the New York UCC;

“Judgment Currency” has the meaning ascribed thereto in Section 1.7;

“Lender” means MID Islandi sf., a partnership formed under the laws of Iceland, acting through its Zug Branch, and its successors and permitted assigns;

“Lender’s Costs” has the meaning ascribed thereto in Section 4.4;

“Lender’s Counsel” means Davies Ward Phillips & Vineberg LLP and Sidley Austin LLP, or such other firm or firms of solicitors or counsel as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“LIBOR” means the one-month rate of interest per annum for deposits in US Dollars in the London interbank market, calculated on the basis of a year of 360 days, equal to the rate which appears on the Reuters Screen LIBOR01 Page (or any replacement page) as of 11:00 a.m. (London time) on the day which is two Banking Days prior to the first day of the relevant Interest Period;

“Lien” means any mortgage, lien, pledge, assignment by way of security, charge, security interest, lease intended as security, title retention agreement, statutory right reserved in any Governmental Body, registered lease of properties, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance;

“Material Adverse Change” means a material adverse change (other than a change resulting from the Effect of Bankruptcy) in the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all its Subsidiaries on a consolidated basis) or any Guarantor;

“Material Adverse Effect” means material adverse effect, (other than a change resulting from the Effect of Bankruptcy), on (a) the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any of the Guarantors, or

(b) the ability of the Borrower or any of the Guarantors to perform its obligations under any DIP Credit Document to which it is a party, or (c) the rights and remedies of the Lender under this Agreement or any other DIP Credit Document, or (d) the DIP Liens or the perfection or priority thereof;

“Material Agreements” means any contract, agreement, commitment or other document by which the Borrower or any of its Subsidiaries is bound, the default under or the termination of which could reasonably be expected to result in a Material Adverse Effect;

“Material Authorization” means any approval, permit, license, order, consent or similar authorization from, and any filing, registration, qualification or recording with, any Governmental Body, domestic or foreign, required by the Borrower or any of its Subsidiaries, the absence of which could reasonably be expected to result in a Material Adverse Effect;

“Maturity Date” means the earliest of (i) six (6) months from the date hereof, (ii) 45 days after the date on which the Chapter 11 Cases were filed with the Bankruptcy Court if by such date no Final Order has been entered, (iii) the acceleration of all or any portion of the Obligations pursuant to Section 9.2, (iv) the effective date of a confirmed plan of reorganization, provided, however, that, in connection with subsection (i) above, the Maturity Date will be automatically extended for one month in the event that a chapter 11 plan has been confirmed by the Bankruptcy Court, but not yet consummated;

“MID” means MI Developments Inc. and its successors and permitted assigns;

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA;

“New York UCC” means the New York Uniform Commercial Code as in effect from time to time;

“Non-Excluded Taxes” has the meaning ascribed thereto in Section 2.8;

“Non-Primed Obligations” means obligations secured by Non-Prime Liens;

“Non-Primed Liens” means Liens on any of the Collateral that are valid, enforceable, non-avoidable and perfected prior to the Petition Date (or perfected after the Petition Date to the extent permitted by Section 546(c) of the Bankruptcy Code), which are not subject to avoidance, reduction, disallowance, impairment, or subordination pursuant to the Bankruptcy Code or applicable non-bankruptcy law other than the Liens described in Section 5.1(a)(ii);

“Obligations” means all indebtedness, liabilities and other obligations of the Borrower and Guarantors to the Lender under any DIP Credit Document (including any amendments or supplements thereto), whether fixed or contingent, direct or indirect, matured or not, now existing or arising hereafter and includes, without limitation, all unpaid principal, interest, fees, costs and other amounts payable by the Borrower and Guarantors to the Lender hereunder or under any other DIP Credit Document;

“Officer’s Certificate” means, unless otherwise provided herein, in respect of the Borrower, a certificate signed by any one of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary;

“Official Body” means any national government or government of any political subdivision thereof or any parliament, legislature, council, agency, authority, board, bureau, central bank, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic or any non-governmental regulating body, to the extent that the rules, regulations and orders of such body have the force of law;

“Orders” means the Final Order and the Interim Order, collectively;

“Organizational Documents” has the meaning ascribed thereto in Section 6.1(j);

“Other Collateral” means any property of the Borrower and the Guarantors, not included within the defined terms Accounts, Chattel Paper, Commercial Tort Claims, Documents, Equipment, Fixtures, General Intangibles, Instruments, Inventory, Investment Property and Pledged Deposits, including, without limitation, all cash on hand, letter-of-credit rights, letters of credit, Stock Rights and Deposit Accounts or other deposits (general or special, time or demand, provisional or final) with any bank or other financial institution, it being intended that the Collateral include all personal property of the Borrower and the Guarantors;

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto;

“Permitted Debt” means (i) the Obligations; (ii) the Pre-Petition MID Secured Loans; (iii) the Pre-Petition Third Party Secured Loans; (iv) unsecured trade and other accounts payable incurred in the ordinary course of business for the purpose of carrying on the same including the “Construction” (as defined in the Remington Construction Loan Agreement) and the “Reconstruction” (as defined in the Gulfstream Construction Loan Agreement); (v) unsecured intercompany indebtedness of the Borrower to any of the Guarantors or of any of the Guarantors to the Borrower, provided that such unsecured intercompany indebtedness is entered into on customary terms and in the ordinary course of the Borrower and (vi) Indebtedness contemplated by the Budget;

“Permitted Lender Assignee” has the meaning ascribed thereto in Section 10.8;

“Permitted Liens” means any:

(i)	Liens for taxes, assessments or governmental charges or levies incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the Borrower or a Subsidiary, as the case may be, in respect of which the Borrower or a Subsidiary has established on its books adequate reserves therefor, and for which any enforcement proceedings, if commenced, have been stayed or for which payment has been made in accordance with (vii) below;

(ii)	rights reserved to or vested in any Governmental Body by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, or to require annual or other periodic payments as a condition to the continuance thereof;

(iii)	construction, mechanics’, workers’, repairers’, carriers’, warehousemen’s and materialmen’s Liens and Liens in respect of vacation pay, workers’ compensation, social security, old age pension, employment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed or for which the Borrower or a Subsidiary has not received written notice of a Lien or for which a construction lien has been filed and the Borrower or a Subsidiary is contesting such Lien diligently and in good faith;

(iv)	Liens arising from court or arbitral proceedings which have been commenced or are pending, provided that the claims secured thereby are being contested in good faith by the Borrower or a Subsidiary; any execution thereon has been stayed and continues to be stayed; and such Liens do not materially impair the use of the property in the business of the Borrower or the Subsidiary, as the case may be;

(v)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(vi)	deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (iii) above;

(vii)	deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to a Lien described in (i) or (iv) above;

(viii)	minor title defects or irregularities, minor encroachments, zoning laws and ordinances, easements, servitudes, party wall agreements, licenses, rights of way, restrictions that run with the land, leases, municipal by-laws and regulations or other similar encumbrances or privileges in respect of any owned or leased real property (including without limitation, easements, rights of way and agreements for sewers, trains, gas and water mains or electric conduits, poles, wires and cable) which in the aggregate do not materially impair the use of such property by the Borrower or a Subsidiary, as the case may be, in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

(ix)	security given by the Borrower or a Subsidiary to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the Borrower or a Subsidiary, as the case may be, in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the Borrower or the Subsidiary, as the case may be;

(x)	the reservation in any original grants from the Crown of any land or interest therein and statutory exceptions to title;

(xi)	Liens granted by the Borrower to any Guarantor or by any Guarantor to the Borrower or any other Guarantor;

(xii)	any Lien, other than a construction Lien, payment of which has been provided for by deposit with the Lender of an amount in cash, or the obtaining of a surety bond or letter of credit satisfactory to the Lender, sufficient in either case to pay or discharge such Lien or upon other terms satisfactory to the Lender;

(xiii)	any Lien securing Permitted Debt, unless same is by definition unsecured;

(xiv)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in or exercised under any lease and any statutory or common law rights of landlords for rent or compliance with the terms of such lease;

(xv)	rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of properties owned or leased by the Borrower or a Subsidiary in the operation of the business of the Borrower or a Subsidiary;

(xvi)	the granting by the Borrower or any Subsidiary in the ordinary course of its business consistent with past practice of any lease, sub-lease, tenancy or right of occupancy to any Person in respect of properties owned or leased by the Borrower or a Subsidiary;

(xvii)	applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, zoning laws and building restrictions which do not in the aggregate materially adversely affect the current use of the property affected thereby and provided that the same have been complied with in all material respects;

(xviii)	any attachment or judgment Lien not constituting an Event of Default;

(xix)	adequate protection and substitute Liens granted pursuant to the Orders or any other order of the Bankruptcy Court after notice and hearing;

(xx)	the Liens granted pursuant to this Agreement on the Collateral;

(xxi)	any other Lien which the Lender approves in writing as a Permitted Lien;

(xxii)	Non-Primed Liens and Liens described in Section 5.1(a)(ii); or

(xxiii)	Liens represented by the Carve-Out Amount;

“Permitted Variance” means, with respect to the Budget, for any calendar month, the product of (x) the aggregate amount of the Budget for such calendar month and (y) 10%, in the aggregate;

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal or personal representative, Governmental Body or any other legal entity;

“Petition Date” has the meaning ascribed thereto in the recitals to this Agreement;

“Pledged Deposits” means all time deposits of money (other than Deposit Accounts and Instruments), whether or not evidenced by certificates, which the Borrower or any Guarantor may from time to time designate as pledged to the Lender as security for any Obligations, and all rights to receive interest on said deposits;

“PNC Credit Agreement” means the PNC Credit Agreement, dated as of November 27, 2002 between the Borrower and PNC Bank, National Association or a predecessor thereof, existing on the date hereof;

“Post-Petition” means the time period beginning immediately upon the filing of the Chapter 11 Cases;

“Post-Petition Indebtedness” means any or all Indebtedness of the Borrower incurred after the filing of the Chapter 11 Cases;

“Pre-Petition” means the time period ending immediately prior to the filing of the Chapter 11 Cases;

“Pre-Petition Indebtedness” means all Indebtedness of the Borrower outstanding on the Petition Date immediately prior to the filing of the Chapter 11 Cases other than Indebtedness under the Pre-Petition Loan Agreement;

“Pre-Petition Loan Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“Pre-Petition Loan Documents” has the meaning assigned to the term “2008 Loan Documents” in the Pre-Petition Loan Agreement;

“Pre-Petition MID Secured Loans” means (i) Indebtedness under the Bridge Loan Agreement, (ii) Indebtedness under the Pre-Petition Loan Agreement, (iii) Indebtedness under the Remington Construction Loan Agreement; and (iv) Indebtedness under the Gulfstream Construction Loan Agreement;

“Pre-Petition Third Party Secured Loans” means loans under the following agreements: (i) the BMO Credit Agreement, (ii) the PNC Credit Agreement, (iii) the SunTrust Credit Agreement, (iv) the Santa Anita Senior Facility, (v) the existing credit agreement dated March 5, 2004 between Borrower’s Austrian subsidiary MEC Grunstucksentwicklungs GmbH and Raiffeinsenlandebank Niederosterreich-Wein AG, as amended in December 2007, and (vi) the loan agreement among, inter alia , Keybank National Association, as principal lender, and The Village at Gulfstream Park, LCC, as borrower, where such indebtedness is non-recourse to the Borrower and the Gulfstream Guarantor (as defined in the Bridge Loan Agreement) and arises under the May 1, 2005 limited liability company agreement, as amended, by which The Village at Gulfstream Park, LLC, was formed;

“Prime Rate” means for any day, a variable rate of interest, per annum, most recently published in The Wall Street Journal as the “prime rate.” The Prime Rate shall adjust daily and automatically without notice to the Borrower. If more than one Prime Rate is published in The Wall Street Journal for a day, the highest of such Prime Rates shall be used. If The Wall Street Journal is no longer published or ceases to publish the Prime Rate, the Lender may substitute another publication publishing the Prime Rate, reasonably acceptable to the Lender. If Prime Rates are no longer generally published or are limited, regulated or administered by a Governmental Body, the Lender may substitute another rate approximating the Prime Rate;

“Prior Lender” means the lender under the Pre-Petition Loan Agreement;

“proceedings” has the meaning ascribed thereto in Section 6.1(n);

“Purchase Agreement” means the purchase agreement dated March 5, 2009 by and among Magna Entertainment Corp., Gulfstream Park Racing Association, Inc., GPRA Commercial Enterprises, Inc., GPRA Thoroughbred Training Center, Inc., MEC Land Holdings (California) Inc., MEC Maryland Investments, Inc., MEC Texas Racing, Inc., Pacific Racing Association, Racetrack Holdings, Inc., 30000 Maryland Investments LLC, Xpressbet, Inc. and MI Developments Inc.;

“Racing and Gambling Regulatory Authorities” means the racing and gambling regulatory authorities in each state where the Borrower or any Guarantor (or any of their respective Subsidiaries) maintains racetracks and/or carries on business, including (without limitation) the California Horse Racing Board and the Maryland Racing Commission;

“Register” has the meaning ascribed thereto in Section 10.8(b);

“Registered Advance” has the meaning ascribed thereto in Section 10.8(b);

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, in effect from time to time;

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration or other movement on, into or through the Environment or on, into, through, over or out of any property;

“Released Claims” has the meaning ascribed thereto in Section 2.13;

“Released Parties” has the meaning ascribed thereto in Section 2.13;

“Releasing Parties” has the meaning ascribed thereto in Section 2.13;

“Remington Construction Loan Agreement” means the loan agreement made as of July 22, 2005 between Remington Park, Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Reportable Event” means an event described in Section 4043(c) of ERISA with respect to an Employee Plan as to which the 30-day notice requirement has not been waived by PBGC, other than an event described in Section 4043(c)(10) of ERISA;

“Safety Consent” means any consent, approval, permit, license, order, filing, authorization, exemption, registration, ratification or permission granted or given by or under the authority of any Governmental Body regarding health or safety matters or under any Safety Law;

“Safety Law” means any Applicable Law designed to provide safe or healthy conditions for the public or workers and to reduce safety or health hazards for the public or workers and includes all Safety Consents;

“Sale Order” has the meaning ascribed thereto in Section 9.1(g)(iii);

“Santa Anita Senior Facility” means the term loan credit agreement dated as of October 8, 2004 between The Santa Anita Companies, Inc. and Wells Fargo Bank, National Association, together with all guaranties and collateral security therefor, as amended as of the Closing Date, having a principal amount outstanding at any time of not greater than $75,000,000, and includes any renewal or refinancing of any such facility provided the indebtedness thereof or security therefor is not increased thereby;

“Securities Acts” means both the Securities Act of 1933 , as amended, and the Securities Exchange Act of 1934 , as amended, and the respective rules and regulations promulgated thereunder;

“Securities Commission” means the Securities and Exchange Commission of the United States of America, or other Governmental Body in replacement thereof;

“Shareholder Claims” has the meaning ascribed thereto in Section 2.14;

“Stock Rights” means any securities, dividends or other distributions and any other right or property which the Borrower or any Guarantor shall receive or shall become entitled to receive for any reason whatsoever with respect to, in substitution for or in exchange for any securities or other ownership interests in a corporation, partnership, joint venture or limited liability company constituting Collateral and any securities, any right to receive securities and any right to receive earnings, in which the Borrower or any Guarantor now has or hereafter acquires any right, issued by an issuer of such securities;

“Subordinated Debt” means, collectively, up to $75,000,000 principal amount of 7.25% convertible subordinated notes due December 15, 2009 issued by the Borrower pursuant to an indenture dated December 2, 2002, and up to $150,000,000 principal amount of 8.55% convertible subordinated notes due June 15, 2010 issued by the Borrower pursuant to an indenture dated June 2, 2003, each with the Bank of New York, and each as the same may be amended or modified from time to time on the terms approved by the Lender;

“Subsidiary” means, with respect to any Person at any time, any Person of which at least a majority of the votes attaching to Voting Interests are at the time, directly or indirectly, owned by such Person;

“SunTrust Credit Agreement” means the loan and security agreement made as of May 11, 2007 among AmTote International, Inc., as borrower, and SunTrust, as lender, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the SunTrust Credit Agreement as so amended or restated shall not exceed $4.5 million, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $4.5 million and security therefor is not increased thereby;

“Supporting Obligation” has the meaning ascribed thereto in Article 9 of the New York UCC;

“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, goods and services or use taxes, levies, imposts, stamp taxes, royalties, duties, and all fees, deductions, charges and withholdings imposed, levied, collected, withheld or assessed as of May 1, 2002 or at any time thereafter, by any Governmental Body of or within the United States of America or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

“Termination Date” means the date on which the latest of (a) the Maturity Date, (b) all the Advances have been indefeasibly repaid in full in cash, (c) all other Obligations under the Agreement and the other DIP Credit Documents have been completely discharged, and (d) the Borrower shall not have any further right to borrow any monies under this Agreement, shall have occurred;

“Threat of Release” means a reasonable likelihood of a Release that could require action in order to prevent or mitigate damage to the Environment that may result from such Release;

“Tranche 1 Advance” has the meaning ascribed to such term in Section 2.1(a);

“Tranche 2 Advance” has the meaning ascribed to such term in Section 2.1(a);

“Tranche 1 Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Tranche 2 Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Unaudited Financial Statements” means the unaudited consolidated financial statements of the Borrower for the Fiscal Quarter ended December 31, 2008;

“Unutilized Amount” means, on any day of determination, the sum of the DIP Tranche 1 Unutilized Amount and the DIP Tranche 2 Unutilized Amount;

“US Dollars” means lawful money of the United States of America; and

“Voting Interests” means shares of capital stock issued by a corporation (or other equivalent ownership interests in any other Person), the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

1.2	Gender and Number

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Invalidity, etc.

Each of the provisions contained in any DIP Credit Document is distinct and severable and the invalidity, illegality or unenforceability of any such provision or part thereof under Applicable Law or otherwise shall not affect the validity or enforceability of any other provision of such DIP Credit Document or any other DIP Credit Document. Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrower or the Guarantors to the Lender hereunder exceed the maximum amount recoverable under Applicable Law, the amounts so payable hereunder shall be reduced to the maximum amount recoverable under Applicable Law.

1.4	Headings, etc.

The division of a DIP Credit Document into articles, Sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such DIP Credit Document.

1.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts wholly to be performed within such State, subject to applicable provisions of the Bankruptcy Code.

1.6	Submission to Jurisdiction

THE LENDER, THE BORROWER AND EACH GUARANTOR HEREBY CONSENTS AND AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE BORROWER AND THE GUARANTORS, ON THE ONE HAND, AND THE LENDER, ON THE OTHER HAND, PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER DIP LOAN DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER DIP LOAN DOCUMENTS; PROVIDED , THAT THE LENDER, THE BORROWER AND THE GUARANTORS ACKNOWLEDGE THAT ANY APPEALS FROM THE BANKRUPTCY COURT MAY HAVE TO BE HEARD BY A COURT OTHER THAN THE BANKRUPTCY COURT; PROVIDED , FURTHER , THAT, SUBJECT TO RECEIVING PRIOR APPROVAL FROM THE BANKRUPTCY COURT AUTHORIZING SUCH ACTION, NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE THE LENDER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE LENDER. THE LENDER, THE BORROWER AND THE GUARANTORS EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE LENDER, THE BORROWER AND THE GUARANTORS HEREBY WAIVE ANY OBJECTION THAT SUCH PERSON MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENT TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. THE LENDER, THE BORROWER AND THE GUARANTORS HEREBY WAIVE PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PERSON AT THE ADDRESS SET FORTH IN SECTION 10.6 OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH PERSON’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID.

1.7	Judgment Currency

All amounts to be paid pursuant to this Agreement shall be payable when due in U.S. dollars, in the full amount due, without deduction for any variation in any rate of exchange (as defined below). Each party hereto hereby agrees to indemnify the other parties hereto against any loss incurred by any of them as a result of any judgment or order being given or made for the amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (a) the rate of exchange at which the amount in U.S. dollars is converted into the Judgment Currency for the purpose of such judgment or order and (b) the rate of exchange at which such party is then able to purchase U.S. dollars with the amount of the Judgment Currency actually received by it. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency with or from U.S. dollars.

1.8	References

Except as otherwise specifically provided, reference in any DIP Credit Document to any contract, agreement or any other instrument (including, without limitation, any other DIP Credit Document) shall be deemed to include references to the same as varied, amended, restated, supplemented or replaced from time to time and reference in any DIP Credit Document to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.9	Currency

Except as otherwise specifically provided herein, all monetary amounts in this Agreement are stated in U.S. dollars.

1.10	Conflict of Terms

Except as otherwise provided in this Agreement or any of the other DIP Credit Documents by specific reference to the applicable provisions of this Agreement, and subject to the immediately following sentence, if any provision contained in this Agreement conflicts with any provision in any of the other DIP Credit Documents, the provision contained in this Agreement shall govern and control. Notwithstanding the foregoing, if any provision in this Agreement or any other DIP Credit Document conflicts with any provision in the Interim Order or Final Order, the provision in the Interim Order or Final Order shall govern and control.

1.11	Generally Accepted Accounting Principles

Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with GAAP (including, without limitation, determining the amount of any Contingent Liability).

1.12	Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.13	Actions on Days Other Than Banking Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Banking Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Banking Day after such day and interest and fees shall be calculated accordingly. If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.14	Oral Instructions

Notwithstanding any other provision herein regarding the delivery of notices, including Borrowing Notices, by the Borrower, the Lender shall in its sole discretion be entitled to act upon the oral instructions of the Borrower, or any Person reasonably believed by the Lender to be a Person authorized by the Borrower to give instructions, regarding any request for an Advance. All such oral instructions shall be at the risk of the Borrower and must be confirmed in writing by the Borrower on the same Banking Day as the verbal instruction is given. The Lender shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross negligence, willful misconduct, fraud or illegal acts by the Lender or any of its officers, directors, employees, agents or representatives.

1.15	No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

1.16	Incorporation of Schedules

The following schedules annexed hereto shall, for all purposes hereof, form part of this Agreement:

Schedule A	Borrowing Notice
Schedule B	Budget
Schedule C	Disclosure Schedule
Schedule D	Interim Order

ARTICLE 2

DIP CREDIT COMMITMENT

2.1	Establishment of DIP Credit Commitment

(a) Subject to the terms and conditions set forth herein, the Lender agrees to make non revolving loans (each, a “Tranche 1 Advance” and, collectively, the “Tranche 1 Advances”) to the Borrower from time to time on any Banking Day during the period from the entry of the Interim Order to the Maturity Date in an aggregate principal amount that will not result in the DIP Tranche 1 Credit Amount exceeding the Lender’s DIP Tranche 1 Credit Commitment.

(b) Subject to the terms and conditions set forth herein, the Lender agrees to make non revolving loans (each, a “Tranche 2 Advance” and, collectively, the “Tranche 2 Advances”) to the Borrower from time to time on any Banking Day during the period from the entry of the Final Order to the Maturity Date in an aggregate principal amount that will not result in the DIP Tranche 2 Credit Amount exceeding the Lender’s DIP Tranche 2 Credit Commitment.

(c) All Advances shall be made in US Dollars.

(d) At no time shall the amount of the DIP Credit Amount exceed the DIP Credit Commitment available to the Borrower at such time.

(e) Advances will be made to the Borrower on a monthly basis in accordance with, and subject to compliance with, the Budget, subject to the Permitted Variance.

2.2	Use of Proceeds

Amounts available under the DIP Credit Facility will be used solely for, in each case only to the extent specified in the Budget, subject to the applicable Permitted Variance, payment of (i) Post-Petition operating expenses and other working capital and financing requirements of the Borrower and its Subsidiaries, (ii) capital call contributions required to be paid by the Borrower and its Subsidiaries, (iii) Capital Expenditures, (iv) fees, costs and expenses associated with the DIP Credit Facility, (v) other payments as reflected in the Budget, and (vi) other costs and expenses of administration of the Chapter 11 Cases.

2.3	Non-Revolving Nature of DIP Credit Commitment

The DIP Credit Facility is a non-revolving facility and any portion of the DIP Credit Commitment that is drawn shall reduce the DIP Credit Commitment and may not be re-borrowed.

2.4	Pre-Payment

The Borrower may from time to time (without premium or penalty) on any Banking Day prepay to the Lender all or any portion of the DIP Credit Amount, provided that any such repayment (a) shall be in an amount of at least $500,000 (or if less, the outstanding DIP Credit Amount) and any greater amount shall be an integral multiple of $50,000, (b) shall be effected on at least 5 Banking Days notice in writing to the Lender; provided that such notice, once given, shall be irrevocable and binding upon the Borrower, and (c) shall be accompanied by payment of all accrued and unpaid interest, owing as of such date on the principal amount so prepaid. The principal amount of the DIP Credit Amount shall be automatically and permanently reduced by the principal amount of any such repayment.

2.5	Mandatory Repayment

(a)	The DIP Credit Amount shall be repaid in the following amounts and circumstances:

(i)	in the event that the outstanding principal amount of the DIP Credit Amount at any time shall exceed the then effective DIP Credit Commitment at such time, the Borrower shall forthwith make a repayment on account of the DIP Credit Amount such that, after giving effect to such repayment, the aggregate principal amount of the DIP Credit Amount outstanding will be not more than the DIP Credit Commitment;

(ii)	upon the receipt by the Borrower or any of its Subsidiaries of the net proceeds of:

(A)	insurance claims in excess of $1,000,000 in the aggregate during the term of this Agreement, other than proceeds of claims under business interruption insurance, in respect of any of the assets and undertaking of the Borrower or any of its Subsidiaries, unless such proceeds are used for repairs or reconstruction of damaged properties (as approved by the Lender, acting reasonably),

(B)	asset and/or real property sales by the Borrower or any of its Subsidiaries out of the ordinary course of business consistent with past practice (which ordinary course of business includes the sale of individual residential lots at market prices), and

(C)	any expropriation or condemnation of the whole or any part of its real property or other assets,

an amount equal to 100% of such net proceeds shall be applied to repay the DIP Credit Amount until such amount is reduced to zero (0) and then to reduce the Unutilized Amount; and

(iii)	on the Maturity Date.

(b) The repayments referred to in items (A) and (B) of Section 2.5(a)(ii) shall be made as promptly as practicable (and in any event within 3 Banking Days) following the receipt by any of the Borrower and/or its Subsidiaries of the net proceeds referred to therein. Upon the repayment of the principal amount of the DIP Credit Amount pursuant to Section 2.5(a), the DIP Credit Amount shall be permanently reduced by an amount equal to the principal paid.

(c) For the purposes of this Section 2.5, net proceeds from any sale or other transaction referred to herein means the proceeds (including any cash received in respect of non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments) but only as and when received) received by the Borrower and/or any of its Subsidiaries therefrom net of all reasonable professional fees, brokers fees paid on an arm’s-length market basis, filing fees, commissions, sales tax and other direct costs and expenses of such transaction, together with, where applicable, in respect of any sale or other disposition of assets, the amounts necessary to repay or otherwise satisfy all Permitted Liens attaching to such assets ranking in priority to the DIP Liens or arising by virtue of this Agreement.

2.6	Voluntary Reduction in DIP Credit Commitment

The Borrower shall have the right at any time and from time to time, by giving at least 5 Banking Days’ notice to the Lender, which notice, once given, shall be irrevocable and binding upon the Borrower, to reduce the DIP Credit Commitment then in effect. Such notice shall specify the amount of the reduction, which shall be in an integral multiple of $250,000. The amount of any such reduction so made by the Borrower shall be permanent and irrevocable and the DIP Credit Commitment shall be reduced accordingly.

2.7	Payments Generally

All payments in respect of the DIP Credit Commitment (in respect of principal, interest, fees or otherwise) shall be made by the Borrower to the Lender no later than 1:00 p.m. (New York time) on the due date thereof to the account specified therefor by the Lender from time to time. Any payments received after such time shall be considered for all purposes as having been made on the next following Banking Day unless the Lender otherwise agrees in writing. All payments shall be made by way of immediately available funds.

2.8	Tax Matters

(a) Each party to this Agreement agrees to treat the DIP Credit Commitment as debt for all tax purposes. All payments made by, or on account of any obligation of, the Borrower pursuant to the DIP Credit Commitment shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions, withholdings or similar charges, and all liabilities with respect thereto, now or hereafter imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority thereof or therein, excluding (i) net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Lender as a result of a present or former connection between the Lender and the United States or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Lender having executed, delivered or performed its obligations or receive a payment under, or enforced, this Agreement), (ii) any branch profits tax under the Internal Revenue Code, and (iii) any United States withholding tax that is attributable to the Lender’s failure to comply with Section 2.8(b). If any such non-excluded taxes, levies, imposts, duties, charges, fees deductions or withholdings (“Non-Excluded Taxes”) are required to be withheld from any amounts payable to the Lender hereunder, (i) the amounts so payable to the Lender shall be increased as necessary so that after making all such required withholdings and deductions in respect of any such Non-Excluded Taxes, and all payments of, or (if not yet paid) liability for, any such assessments or levies in respect of any such Non-Excluded Taxes, in each case including Non-Excluded Taxes imposed or asserted on or attributable to amounts payable under this Section 2.8, the Lender receives an amount equal to the sum it would have received had no such withholdings, deductions, assessments or levies been made and (ii) the Borrower or Guarantor, as applicable, shall timely pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable laws. Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Lender a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure. The agreements in this section shall survive the termination of this Agreement and the payment of the DIP Credit Commitment.

(b) The Lender (including any assignee) shall deliver to the Borrower on or prior to the date a payment is to be made to the Lender under this Agreement or promptly upon learning that any documentation described in this section expired or became obsolete, at the reasonable written request of the Borrower, two accurate and complete duly signed copies of Internal Revenue Service Form W-9 or W-8BEN, as applicable, or any successor applicable form.

2.9	Single Advance

All Advances to the Borrower and all of the other Obligations of the Borrower arising under this Agreement and the other DIP Credit Documents shall constitute one general obligation of the Borrower secured, until the Termination Date, by all the Collateral.

2.10	Super-Priority Nature of Obligations and the Lender’s Liens

(a) The priority of the DIP Liens on the Collateral shall be set forth in the Interim Order and the Final Order, and shall be subject to the Non-Primed Liens.

(b) All Obligations shall constitute administrative expenses of the Borrower and the Guarantors in the Chapter 11 Cases, with administrative priority and senior secured status under Sections 364(c) and 364(d) of the Bankruptcy Code. Subject to the Carve-Out Amount, such administrative claim shall have priority over all other costs and expenses of the kinds specified in, or ordered pursuant to, Sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provision of the Bankruptcy Code or otherwise, and shall at all times be senior to the rights of the Borrower and the Guarantors, the estates of Borrower and the Guarantors, and any successor trustee or estate representative in the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code. The Liens granted to the Lender on the Collateral, and the priorities accorded to the Obligations shall have the priority and senior secured status afforded by Sections 364(c) and 364(d)(l) of the Bankruptcy Code (all as more fully set forth in the Interim Order and Final Order) senior to all claims and interests other than Non-Primed Obligations and the Carve-Out Expenses up to the Carve-Out Amount.

(c) The DIP Liens and the Lender’s administrative claims under Sections 364(c)(l) and 364(d) of the Bankruptcy Code afforded the Obligations shall also have priority over any claims arising under Section 506(c) of the Bankruptcy Code subject and subordinate only to the following (hereafter referred to as the “Carve-Out Expenses”): (x) fees and disbursements incurred and allowed on and after the Petition Date by professionals retained by the Borrower and the Guarantors, the Committee and any statutorily mandated costs and fees of the United States Trustee with respect to the Chapter 11 Cases, up to a maximum aggregate amount not to exceed $4,500,000 and (y) fees pursuant to 28 U.S.C. § 1930; such dollar amount being referred to herein as the “Carve-Out Amount”) (determined without regard to fees and expenses which may be awarded and paid on an interim basis or any Pre-Petition retainer paid to the Borrower’s or Committee’s counsel in connection with the Chapter 11 Cases), provided , that the Carve-Out Expenses shall not include any other claims that are or may be senior to or pari passu with any of the Carve-Out Expenses or any professional fees and expenses of a Chapter 7 trustee and, provided , further , that Carve-Out Expenses shall not include any fees or disbursements arising after the conversion of the Chapter 11 Case to a case under Chapter 7 of the Bankruptcy Code. Except as set forth herein or in the Final Order, no other claim having a priority superior or pari passu to that granted to the Lender by the Final Order shall be granted or approved while any Obligations under this Agreement remain outstanding. Except for the Carve-Out Expenses up to the Carve-Out

Amount, subject to the entry of the Final Order, no costs or expenses of administration shall be imposed against the Lender or any of the DIP Liens under the Pre-Petition Loan Agreement or the collateral (as defined in the Pre-Petition Loan Agreement) under Sections 105, 506(c) or 552 of the Bankruptcy Code, or otherwise, and the Borrower and each Guarantor hereby waives for itself and on behalf of its estate in bankruptcy, any and all rights under Sections 105, 506(c) or 552, or otherwise, to assert or impose or seek to assert or impose, any such costs or expenses of administration against the Lender or the Lender under the Pre-Petition Loan Agreement.

2.11	Payment of Obligations

On the Maturity Date, the Lender shall be entitled to immediate payment of all outstanding Obligations without further application to or order of the Bankruptcy Court.

2.12	No Discharge; Survival of Claims

The Borrower and the Guarantors agree that (a) the Obligations hereunder shall not be discharged by the entry of an order confirming a plan of reorganization in any Chapter 11 Case (and the Borrower and the Guarantors, pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waive any such discharge) and (ii) the super-priority administrative claim granted to the Lender pursuant to the Interim Order and Final Order and described in Section 2.10 and the Liens granted to the Lender pursuant to the Interim Order and Final Order and described in Section 2.10 shall not be affected in any manner by the entry of an order confirming a plan of reorganization in any Chapter 11 Case.

2.13	Release

The Borrower and the Guarantors hereby acknowledge, effective upon entry of the Final Order and subject to the terms thereof, that the Borrower and the Guarantors or any of their Subsidiaries have no defense, counterclaim, offset, recoupment, cross-complaint, claim or demand of any kind or nature whatsoever that can be asserted to reduce or eliminate all or any part of the Borrower’s or Guarantors’ or any of its Subsidiaries’ liability to repay the Lender as provided in this Agreement or any other DIP Credit Document or to seek affirmative relief or damages of any kind or nature from the Lender in its capacity as Lender. Subject to the Orders, the Borrower and the Guarantors, each in their own right on behalf of their bankruptcy estates, and on behalf of all their successors, assigns, Subsidiaries and any Affiliates and any Person acting for and on behalf of, or claiming through them, (collectively, the “Releasing Parties”), hereby fully, finally and forever release and discharge the Lender, its Affiliates, and all the Lender’s and its Affiliates’ respective past and present officers, directors, servants, agents, attorneys, assigns, heirs, parents, subsidiaries, and each Person acting for or on behalf of any of them (collectively, the “Released Parties”) of and from any and all past, present and future actions, causes of action, demands, suits, claims, liabilities, Liens, lawsuits, adverse consequences, amounts paid in settlement, costs, damages, debts, deficiencies, diminution in value, disbursements, expenses, losses and other obligations of any kind or nature whatsoever (the “Released Claims”), whether in law, equity or otherwise (including, without limitation, those arising under Sections 541 through 550 of the Bankruptcy Code and interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, and incidental, consequential and punitive damages, including, without limitation, those payable to third parties), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, now existing, hereafter existing or which may heretofore accrue against any of the Released Parties, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof in any way, directly or indirectly arising out of, connected with or relating to this Agreement, any other DIP Credit Document, the Interim Order, the Final Order or the transactions contemplated hereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing. Notwithstanding anything to the contrary in this Agreement, Section 2.13 shall not apply and the Releasing Parties shall not release the Released Parties from any Released Claims arising from or relating to any suit, claim, cause of action brought or threatened (i) by any holder of any Equity Interest of the Lender or of any of its Affiliates in such capacity (“Shareholder Claims”); and for the avoidance of doubt the term “Affiliate” shall not include the Borrower or any of its Subsidiaries, and (ii) by a party other than a Releasing Party in respect of any Pre-Petition MID Secured Loans (collectively with Shareholder Claims, the “Excluded Claims”).

2.14	Waiver of any Priming Rights

Upon the Closing Date, and on behalf of themselves and their estates, and for so long as any Obligations shall be outstanding, the Borrower and the Guarantors hereby irrevocably waive any right, pursuant to Sections 364(c) and 364(d) of the Bankruptcy Code or otherwise, to grant any Lien on any of the Collateral of equal or greater priority than the Liens securing the Obligations, or to approve a claim of equal or greater priority than the Obligations, other than with respect to adequate protection Liens approved by order of the Bankruptcy Court in the Interim Order or the Final Order.

ARTICLE 3

GENERAL PROVISIONS RELATING TO THE DIP CREDIT COMMITMENT

3.1	Advances

(a) General . Each request by the Borrower for an Advance under the DIP Credit Commitment shall be made by the delivery of a duly completed and executed Borrowing Notice to the Lender on the 3 rd Banking Day prior to the proposed Borrowing Date or such shorter time as the Lender may accept. Any notice in respect of a proposed Advance shall be irrevocable and binding on the Borrower. All Advances shall be in an amount of at least $250,000 each;

(b) Advances . All requests for Advances shall be consistent (to be determined by the Lender in its sole and absolute discretion) with the Budget, subject to the Permitted Variance.

3.2	Advance Payments

The proceeds of all Advances shall be paid to the Borrower by way of deposit into the Borrower’s current account as specified to the Lender in writing from time to time, provided that the Lender may, upon the direction of the Borrower, pay all or part of proceeds in respect of any Advance directly to a third party to the extent of any amounts owed to such party which are the subject of such Advance. The Borrower acknowledges that all proceeds advanced hereunder are subject to the terms hereof, including the restrictions set out in Section 7.2(g).

3.3	Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain the DIP Credit Commitment or any relevant portion thereof or to give effect to its obligations in respect of the DIP Credit Commitment as contemplated hereby, the Lender may, by notice to the Borrower, declare that its obligations hereunder in respect of the DIP Credit Commitment shall be terminated, and thereupon, subject as hereinafter provided in this Section 3.3, the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations to the Lender in respect of the DIP Credit Commitment, including all amounts payable in connection with such prepayment pursuant to Section 3.4. Any repayments made under this Section 3.3 shall permanently reduce the DIP Credit Amount.

3.4	Indemnity

(a) The Borrower and each of the Guarantors (each, an “Indemnifying Party”) shall indemnify the Lender and its Affiliates (other than the Borrower and its Subsidiaries) and their respective officers, directors and employees (each, an “Indemnified Person”) and shall hold each of them harmless from and against any and all losses, liabilities, damages, claims and reasonable costs and out-of-pocket expenses (including reasonable legal fees on a solicitor and his own client basis, but excluding any Excluded Claims) (in each case, a “Claim”) that may be incurred by or asserted as a result of a claim by any Person or awarded in favor of a Person against any of them, in each case, arising out of, related to, or in connection with, or by reason of (i) the transactions contemplated hereby, (ii) any Acquisition undertaken by the Borrower or any of its Subsidiaries, or (iii) any Environmental Law, including (A) the claim of any Lien thereunder, (B) the presence of any Hazardous Materials affecting any owned or leased real property, or (C) the Release by the Borrower or a Subsidiary of any Hazardous Materials into the environment. Notwithstanding the foregoing provisions of this Section 3.4(a), an Indemnifying Party shall not be obligated to indemnify an Indemnified Person under this Section 3.4(a) for any Claim to the extent that such Claim is solely attributable to the gross negligence, fraud, willful misconduct or willful illegal acts of any Indemnified Person, as determined by a final non-appealable court of competent jurisdiction.

(b) The obligations and indemnification of the Borrower and each of the Guarantors under this Section 3.4 shall survive the payment and satisfaction of all Obligations and the termination of this Agreement. The Lender shall hold the benefit of this indemnity in trust for those Indemnified Persons who are not parties to this Agreement.

3.5	Evidence of Indebtedness

The Lender shall maintain and keep accounts showing the amount of all DIP Credit Amounts advanced or deemed to be advanced by the Lender, from time to time and the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and all payments of principal (including prepayments), interest and fees and other payments made by the Borrower to the Lender from time to time under the DIP Credit Commitment. Such accounts maintained by the Lender shall be prima facie evidence of the matters recorded therein.

ARTICLE 4

INTEREST AND FEES

4.1	Interest Rate

(a)	From and after the Closing Date, Advances shall, subject to Applicable Laws, bear interest during each Interest Period from the date such Advance is made until it is repaid in full at a rate per annum equal to LIBOR for such Interest Period plus 1,200 basis points (12%) (the “Interest Rate”). Accrued and unpaid interest on each Advance calculated at the Interest Rate will be payable on the Maturity Date and on the date of any prepayment of such Advance under Sections 2.4 and 2.5.

(b)	If any Obligations are not paid when due or an Event of Default has occurred and is continuing, all amounts owing or deemed to be owing hereunder, whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are invoiced to the Borrower, shall bear interest at the Default Rate. Such interest shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Banking Day of each calendar month

(c)	If LIBOR is no longer quoted on Reuters and the Lender determines, in good faith, that there is no reliable means to ascertain LIBOR and notifies the Borrower, then all Advances shall bear interest at the Alternative Interest Rate until the Lender determines that the circumstances causing such suspension no longer exist and the Lender so notifies the Borrower. Accrued and unpaid interest on the Advances calculated at the Alternative Interest Rate will be payable on the Maturity Date and on the date of any prepayment of any such Advance under Sections 2.4 and 2.5.

4.2	Calculation and Payment of Interest

Interest on Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days, and shall be payable to the Lender in arrears on the last day of the relevant Interest Period.

4.3	Fees

(a) Arrangement Fee . The Borrower shall pay to the Lender (each, an “Arrangement Fee Payment Date”) (i) after the entry of the Interim Order, a non-refundable arrangement fee equal to three percent (3%) of the DIP Tranche 1 Credit Commitment (the “Tranche 1 Arrangement Fee”), to be paid from the initial Tranche 1 Advance, and (ii) after entry of the Final Order, a non-refundable arrangement fee equal to three percent (3%) of the DIP Tranche 2 Credit Commitment (the “Tranche 2 Arrangement Fee” and together with the Tranche 1 Arrangement Fee, the “Arrangement Fee”) from the initial Tranche 2 Advance.

(b) Commitment Fee . The Borrower shall pay to the Lender on the last Banking Day of each Fiscal Quarter and on the Maturity Date (each a “Commitment Fee Payment Date”) an amount equal to 1% per annum of Unutilized Amounts on each day in such Fiscal Quarter or the part thereof ending on the Maturity Date (the “Commitment Fee”). Each Commitment Fee payable on any Commitment Fee Payment Date shall be payable in respect of the period from and including the Closing Date or the preceding Commitment Fee Payment Date, as the case may be, to but excluding the next Commitment Fee Payment Date, and shall be calculated on a daily basis on the Unutilized Amount on each day during such period on the basis of the number of days elapsed and a year of 360 days.

4.4	Payment of Costs and Expenses

Whether or not the Borrower takes advantage of the DIP Credit Commitment, the Borrower shall pay to the Lender, on demand, the following out-of-pocket costs and expenses (to the extent reasonable and documented) (collectively, the “ Lender’s Costs ”): (i) all fees, costs and expenses (including the reasonable fees and expenses of all its United States, Canadian and other counsel, advisors, consultants and auditors) and (ii) all out-of-pocket fees, costs and expenses, including the reasonable out-of-pocket fees, costs and expenses of United States, Canadian and other counsel or other advisors (including appraisers), incurred in connection with the negotiation, preparation and filing and/or recordation of the DIP Credit Documents, the Interim Order and the Final Order or incurred in connection with:

(a) any amendment, modification or waiver of, consent with respect to, or termination of, any of the DIP Credit Documents or advice in connection with the syndication and administration of the Advances made pursuant hereto or its rights hereunder or thereunder;

(b) any attempt to enforce any remedies of the Lender against any or all of the Borrower and the Guarantors or any other Person that may be obligated to the Lender by virtue of any of the DIP Credit Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Advances during the pendency of one or more Events of Default;

(c) any workout or restructuring of the Advances during the pendency of one or more Events of Default; and

(d) the obtaining of approval of the DIP Credit Documents by the Bankruptcy Court;

(e) the preparation and review of pleadings, documents and reports related to any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings, attendance at meetings, court hearings or conferences related to any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings, and general monitoring of any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings;

(f) efforts to (i) monitor the Advances or any of the other Obligations, (ii) evaluate, observe or assess any of the Borrower and the Guarantors or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral; and

(g) including, as to each of clauses (a) through (f) above, all reasonable and documented attorneys’ and other professional and service providers’ fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such counsel or others in connection with or relating to any of the events or actions described in this Section 4.4, all of which shall be payable, on demand, by the Borrower to the Lender. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, appraisers, investment bankers, and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

ARTICLE 5

SECURITY, ETC.

5.1	Liens

The Borrower and each Guarantor covenant and agree as follows:

(a) The DIP Credit Facility and the Advances and all other Obligations will at all times be secured by the DIP Liens as follows:

(i)	to the extent of any unencumbered assets of the Borrower or any Guarantor, pursuant to Section 364(c)(2) of the Bankruptcy Code, the DIP Liens will be first priority Liens, subject only to the Carve-Out Expenses;

(ii)	as to any assets of the Borrower or any Guarantor in which MID or any Subsidiary or other Affiliate thereof has a perfected first priority Lien as of the Petition Date, pursuant to Section 364(d) of the Bankruptcy Code, the DIP Liens will be first priority priming Liens, subject only to the Carve-Out Expenses and Permitted Liens; and

(iii)	as to all other assets of the Borrower and the Guarantors that are subject to Non-Primed Liens pursuant to Section 364(c)(3) of the Bankruptcy Code, the DIP Liens will be (x) junior to any such Non-Primed Liens, and (y) subject to the Carve-out Expenses up to the Carve-Out Amount.

(b) The DIP Liens will not be subject to challenge and will attach and become valid and perfected upon entry of the Interim Order without any requirement of any further action by the Lender. Other than the DIP Liens, the Collateral will be free and clear of all Liens, claims and encumbrances other than the Permitted Liens.

5.2	Priority of Claim

The Borrower and each Guarantor covenant and agree that all obligations of the Borrower under the DIP Credit Facility and all amounts owing by the Guarantors in respect thereof at all times will constitute DIP Administrative Claims, subject only to the Carve-Out Expenses.

5.3	Security Interest

Each of the Borrower and each Guarantor hereby pledges, assigns and grants to the Lender a security interest in all the Borrower’s or such Guarantor’s right, title and interest, whether now owned or hereafter acquired, in and to the Collateral to secure the prompt and complete payment and performance of the Obligations.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

To induce the Lender to enter into the DIP Credit Documents and to make the DIP Credit Commitment, the Borrower hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, and each of the Guarantors hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis (provided that certain of the representations and warranties are qualified by the Disclosure Schedule (as specifically set out therein) delivered by the Borrower and the Guarantors to the Lender concurrently with the execution by them of this Agreement):

(a) Incorporation and Status . Each of the Borrower and the Guarantors is duly incorporated, formed or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as the case may be, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it. Each of the Guarantors is directly or indirectly owned by the Borrower. None of the Borrower or the Guarantors carries on any business other than the Core Line of Business and other than the ownership or operation of casinos, hotels, resorts, card clubs, sports bars, restaurants and theatres, all of which activities are associated with or ancillary or related to the Core Line of Business, and the ownership and management of a portfolio of real estate properties held for development or sale. Except where the failure to have such Material Authorization or good standing could not reasonably be expected to have a Material Adverse Effect, the Borrower and each Guarantor hold all Material Authorizations necessary to own or lease, as applicable, each property owned or leased by it or to carry on its Core Line of Business in each jurisdiction in which it does so, all of which are in good standing;

(b) Power and Capacity . Subject to entry of the Orders, each of the Borrower and the Guarantors has the power and capacity to enter into each of the DIP Credit Documents to which it is a party, and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it;

(c) Due Authorization . Subject to entry of the Orders, each of the Borrower and the Guarantors has taken all necessary action to authorize the execution, delivery and performance of each of the DIP Credit Documents to which it is a party;

(d) No Contravention . Upon the entry of the Interim Order (or the Final Order, when applicable), the execution and delivery of each of the DIP Credit Documents to which each of the Borrower and Guarantors is a party and the performance by each of the Borrower and the Guarantors of its obligations thereunder (i) do not and will not contravene, breach or result in any default under (A) the articles, by-laws, constating documents or other organizational documents of the Borrower or any Guarantor, (B) any Material Authorization, (C) any Applicable Law, except where the failure to comply with such Applicable Law could not reasonably be expected to have a Material Adverse Effect, or (D) any Material Agreement, (ii) do not and will not oblige the Borrower or any of its Subsidiaries to grant any Lien Post-Petition to any Person other than the Lender, and (iii) do not and will not result in or permit the acceleration of the maturity of any Post-Petition Indebtedness of the Borrower or any Guarantor;

(e) No Consents Required .. Other than filings with the Securities Commission and entry of the Interim Order, no Material Authorization is required, and no consents, approvals or further documentation of any kind whatsoever is required to be obtained from, or provided by, any Person in connection with (i) the execution, delivery or performance of any of the DIP Credit Documents to which it is a party by the Borrower or any Guarantor, (ii) the creation of the DIP Liens, and (iii) the perfection of such DIP Liens;

(f) Enforceability . Each of the DIP Credit Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Borrower and each Guarantor which is a party to it, enforceable against it in accordance with its terms;

(g) Financial Statements. The Lender has been furnished with a copy of the unaudited internally prepared consolidated financial statements of the Borrower and each of the Guarantors dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared consolidated financial statements of the Borrower and each of the Guarantors fairly present the financial condition of the Borrower and each of the Guarantors as at such date in conformity with generally accepted accounting principles applied on a consistent basis (save and except for the reflection of the value of the assets of the Borrower and each of the Guarantors at their market value instead of their cost as reflected in the notes to such financial statements);

(h) Books and Records . The Borrower, the Guarantors and each of their respective Subsidiaries (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, and (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets;

(i) Borrower Organizational Documents . A true and complete copy of the certificate of formation, certificate of authority to transact business and by-laws of the Borrower and all other documents creating and relative to the organization of the Borrower (collectively, the “Borrower Incorporation Documents”) have been made available to the Lender. To Borrower’s knowledge, there are no other agreements, oral or written, among any of the shareholders of the Borrower relating to the Borrower. The Borrower Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Borrower Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Borrower Incorporation Documents;

(j) Guarantors’ Organizational Documents. True and complete copies of the certificates of formation, certificates of authority to transact business, certificates of formation, articles of incorporation, by-laws and all other documents creating and relative to the organization of each of the Guarantors (collectively, the “Guarantor Incorporation Documents”) have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of each of the Guarantors relating to the Guarantors. The Guarantor Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Guarantor Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Guarantor Incorporation Documents. The Borrower Incorporation Documents and the Guarantor Incorporation Documents are herein collectively referred to as the “Organizational Documents”;

(k) Authorized Capital. The authorized capital of the Borrower and the Guarantors is set forth in the Disclosure Schedule;

(l) Legal Name and Chief Executive Office. The Borrower and each Guarantor has advised the Lender in writing of their respective chief executive offices and places of business. None of the Borrower nor any of the Guarantors conducts business under any corporate names other than its legal name, and the Borrower and each of the Guarantors have, in the past, held themselves out as separate entities and have conducted operations under their own respective names;

(m) Affiliate Transactions. Other than the transactions contemplated hereby and in the Pre-Petition Loan Documents and the transactions contemplated in the Remington Construction Loan Agreement, the Gulfstream Construction Loan Agreement and the Bridge Loan Agreement, since the date of the Unaudited Financial Statements, neither the Borrower nor any of the Guarantors has entered into any transaction or agreement with any Affiliate which is not the Borrower or a Guarantor, except in the ordinary course of business consistent with past practices;

(n) No Litigation. There is no unstayed court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal), arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body, or any similar matter or proceeding (collectively “proceedings”) against or involving the Borrower or any Guarantor (whether in progress or threatened in writing), which, if determined adversely to the Borrower or any Guarantor, could reasonably be expected to have a Material Adverse Effect or which purports to affect the legality, validity and enforceability of any DIP Credit Document to which the Borrower or any of the Guarantors is a party; to the Borrower’s knowledge, no such proceedings are threatened or contemplated by any Governmental Body or other Person; to the Borrower’s knowledge, no event has occurred which could reasonably be expected to give rise to any such proceedings; and there was no judgment, decree, injunction, rule, award or order of any Governmental Body outstanding against the Borrower or any of the Guarantors which has had, or could reasonably be expected to have, a Material Adverse Effect, except that no such representation is made with respect to any Excluded Claim;

(o) No Default. Neither the Borrower nor any Guarantor is in default or breach under any Applicable Law or under any Material Agreement, or under the terms and conditions relating to any Material Authorizations in each case with respect to which enforcement of remedies is not stayed by means of the Chapter 11 Cases, and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach, other than those defaults arising as a result of an Effect of Bankruptcy; and there are no unstayed proceedings in progress, pending or threatened which could reasonably be expected to result in the revocation, cancellation, suspension or any adverse modification of any Material Authorization;

(p) Default or Event of Default. No Default or Event of Default has occurred and is continuing;

(q) No Labor Disturbance. No labor disturbance by the employees of the Borrower, or any of its Subsidiaries or by any horse owners or trainers exists or, to the knowledge of the Borrower, is imminent, in each case, that could reasonably be expected to have a Material Adverse Effect;

(r) Taxes. Except as could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors have accurately prepared and timely filed all federal, state, provincial and other Tax returns and reports that are required to be filed by them and have paid or made provision for the payment of all Taxes required to have been paid by them except those Taxes that are being disputed in good faith by appropriate proceedings for which the Borrower or any Guarantor has established on its books adequate reserves therefor, and including, without limitation, all Taxes that the Borrower or any Guarantor is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return). No unstayed deficiency assessment with respect to a proposed adjustment of the Borrower’s or any Guarantor’s federal, state, provincial or other Taxes is pending or, to the knowledge of the Borrower or any Guarantor, threatened. There are no Tax Liens, whether imposed by any federal, state, provincial or other taxing authority, outstanding against the assets, properties or business of the Borrower or any Guarantor other than Permitted Liens;

(s) Material Assets. The Borrower and each of the Guarantors owns or licenses or otherwise has legally enforceable rights to use, under validly existing agreements, all material assets (including all real property, patents, licenses, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto), contracts, and other documents necessary to conduct their businesses as now conducted;

(t) Material Agreements. The list of Material Agreements included on the Disclosure Schedule (as the same may be supplemented and amended from time to time) constitutes all of the Material Agreements now in existence for the Borrower and the Guarantors. Neither the Borrower nor the Guarantors nor, to the best knowledge of the Borrower and the Guarantors, any other party thereto, is in breach of or in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction;

(u) Investments. Except as disclosed in the Unaudited Financial Statements, none of the Borrower and its Subsidiaries has loans to or investments in any Person in excess of $1,000,000, nor have any of them given any guarantee or incurred any liability in connection with the indebtedness of any Person in excess of $1,000,000;

(v) ERISA. (i) the Borrower and its ERISA Affiliates are in compliance with all applicable provisions of ERISA, (ii) neither the Borrower nor any ERISA Affiliate has violated any provision of any Employee Plan, (iii) no Reportable Event has occurred and is continuing with respect to any Employee Plan initiated by the Borrower or any ERISA Affiliate, (iv) the Borrower and all ERISA Affiliates have met their minimum funding requirements under ERISA with respect to each Employee Plan, and (v) each Employee Plan was able to fulfill its current benefit obligations as they come due in accordance with the Employee Plan documents, except to the extent that all events described in this Section 6.1(v) could not, in each case, be expected to have a Material Adverse Effect;

(w) Investment Company. Neither the Borrower nor any Guarantor is an “investment company”, or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended; provided that with respect to “affiliated persons” this representation is made solely to the best knowledge of the Borrower and the best knowledge of each of the Guarantors, without any investigation, with respect to the holders of publicly traded securities of the Borrower and provided that no representation is made herein with respect to Magna International Inc. or MID and the holders of their securities. Neither the making of any Advances, nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities Commission thereunder;

(x) Margin Regulations. Neither the Borrower nor any Guarantor is engaged, nor will any of them engage, principally or as one of its primary activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U, and neither the Borrower nor any of the Guarantors owns margin stock which, in each case, in the aggregate, would constitute over 25% of the assets of such Person and no proceeds of the DIP Credit Commitment will be used to purchase or carry, directly or indirectly, any margin stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any margin stock;

(y) Foreign Ownership. Neither the Borrower nor any of the Guarantors is or will be a “foreign corporation”, “foreign partnership”, “foreign trust”, “foreign estate”, “foreign person”, “affiliate” of a “foreign person” or a “United States intermediary” of a “foreign person” within the meaning of the IRC, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, or the regulations promulgated pursuant to such Acts or any amendments to such Acts;

(z) Other Regulations. Neither the Borrower nor any Guarantor is subject to regulation under the Investment Company Act of 1940, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other law, regulation, rule, limitation or restriction of a Governmental Body limiting its ability to incur indebtedness;

(aa) USA Patriot Act. Neither the Borrower nor any of the Guarantors nor any Affiliate thereof is identified in any list of known or suspected terrorists published by any United States government agency (individually, as each such list may be amended or supplemented from time to time, referred to as a “Blocked Persons List”) including, without limitation, (i) the annex to Executive Order 13224 issued on September 23, 2001 by the President of the United States and (ii) the Specially Designated Nationals List published by the United States Office of Foreign Assets Control, except that no such representation or warranty is made by the Borrower or any Guarantor with respect to the Lender and its Affiliates other than the Borrower and the Guarantor;

(bb) No Agreement to Sell Assets; Reorganizations. Other than sales of assets contemplated by the Bid Procedures Motion and the Purchase Agreement, as of the Closing Date neither the Borrower nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any Person or entity to sell any of its assets (including real and personal property), except in the ordinary course of business consistent with past practice; or to effect any merger, consolidation or other reorganization of the Borrower or any of its Subsidiaries with any other Person or entity or to enter into any agreement with respect thereto;

(cc) Adequate Insurance. All of the property of the Borrower and the Guarantors is insured with good and responsible companies against fire and other casualties in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property located in the same general area as the property owned by the Borrower or Guarantor, as the case may be, including any owned or leased real property, and the Borrower and each of the Guarantors maintains or causes to be maintained with good and responsible insurance companies adequate insurance against business interruption with respect to the operations of all of such property and liability on account of damage to Persons or property, including damage resulting from product liability, and under all applicable workers’ compensation laws, in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property;

(dd) Licenses and Permits. Except for Permitted Liens, neither the Borrower nor any of its Subsidiaries has pledged any licenses or permits, held by it or any of its Subsidiaries, to a third party;

(ee) Title. Subject only to Permitted Liens, the Borrower and (where applicable) each Guarantor is the absolute beneficial owner of and has good and marketable title in fee simple to, or has a good and marketable leasehold interest in, all of any owned or leased real property material to the business of the Borrower or any Guarantor;

(ff) Improvements. The present use of any real property complies, and the future use of all owned or leased real property material to the business of the Borrower or any Guarantor will comply, in all material respects, with all: (a) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, subdivision, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental agency; (b) applicable building, occupancy and other permits, licenses and approvals; and (c) declarations, easements, rights-of-way, covenants, conditions and restrictions of record; in each case to the extent that enforcement of remedies is not stayed;

(gg) Real Property Access. All owned or leased real property material to the business of the Borrower or any Guarantor is accessible through all current access points, each of which connects or, upon the completion of the contemplated development thereof will connect, directly to a fully improved and dedicated road accepted for maintenance and public use by the Governmental Body having jurisdiction;

(hh) Utilities. All property utility services necessary and sufficient for the construction, use or operation of each of any owned or leased real property (now and as contemplated by the Borrower and the Guarantors in the future) material to the business of the Borrower or any Guarantor are currently connected at the boundary of any owned or leased real property directly to lines owned by the applicable utility and lying in dedicated roads, including water, storm, sanitary sewer, gas, electric and telephone facilities;

(ii) Compliance. There are no alleged or asserted violations of law (including, without limitation, all racing and gaming laws and regulatory requirements), municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to any owned or leased real property which if unstayed and enforced could reasonably be expected to have a Material Adverse Effect. None of the buildings or other structures located on any owned or leased real property encroaches upon any land not leased or owned by the Borrower or one of the Guarantors, and there are no expropriation or similar proceedings, actual or threatened, of which the Borrower or any Guarantor has received written notice, against any owned or leased real property or any part thereof, in all cases, where the existence and continuance of any encroachment, expropriation or similar proceedings could reasonably be expected to have a Material Adverse Effect. All by-laws, zoning, licenses, certificates, consents, approvals, rights, permits and agreements required to enable any owned or leased real property to be used, operated and occupied in their current and intended manner are being complied with or have been obtained and are in good standing, or, to the extent that any have not already been obtained, the same are not yet required and, if not yet required, the Borrower and the Guarantors have no reason to believe that the same will not be available prior to the time that the same are so required, except, in all cases, where the breach or non-performance thereof could not reasonably be expected to have a Material Adverse Effect. All building services required for the proper functioning of any owned or leased real property have been obtained, except where failure to obtain the same could not reasonably be expected to have a Material Adverse Effect. All buildings located on any owned or leased real property are functioning properly and are fit and suitable for their intended purpose, except where lack of suitability or failure to function could not reasonably be expected to result in a Material Adverse Effect;

(jj) Flood Hazards. To the knowledge of the Borrower, none of any owned or leased real property is situated in an area designated as having special flood hazards as defined by the Flood Disaster Protection Act of 1973, as amended, and none of the owned or leased real property has any flood hazards that could reasonably be expected to have a Material Adverse Effect;

(kk) Environmental Conditions. Except as disclosed in the Disclosure Schedule:

(i)	each of any owned or leased real property is in material compliance with all applicable Environmental Laws and all applicable Safety Laws and all operations and activities on or at each of any owned or leased real property are in material compliance with all applicable Environmental Laws and all applicable Safety Laws and to the knowledge of the Borrower and each of the Guarantors, there are no current facts, circumstances or conditions that are reasonably likely to materially affect such continued compliance with currently existing Environmental Laws;

(ii)	except as would not reasonably be expected to result in the Borrower incurring material Environmental and Safety Liability, neither the Borrower nor any of the Guarantors has received, or has actual knowledge of any threatened, claim, encumbrance, order, notice, citation, directive, inquiry, summons or warning, or any other written communication alleging any actual or potential violation or failure to comply with any Environmental Law or Safety Law or of any actual or potential obligation to undertake or bear the cost of any Environmental or Safety Liability, including with respect to any Hazardous Activity from: (A) any Governmental Body or private citizen, whether acting or purporting to act in the public interest or otherwise; (B) the current or prior owner, occupant or operator of any owned or leased real property; or (C) any other Person to whom any of the Borrower and any of the Guarantors could be reasonably held liable;

(iii)	except as would not reasonably be expected to result in the Borrower incurring material Environmental and Safety Liability, the Borrower and each of the Guarantors has obtained all material Environmental Consents and Safety Consents and has obtained or is in the process of obtaining all non-material Environmental Consents and Safety Consents, in each case as required for their use of and operations at any owned or leased real property and all such obtained Environmental Consents and Safety Consents are in good standing and the Borrower and each of the Guarantors is in compliance with all terms and conditions of such Environmental Consents and Safety Consents;

(iv)	to the knowledge of the Borrower and each of the Guarantors, there are no Hazardous Materials present at, near or from any owned or leased real property at concentrations exceeding those allowed by Environmental Laws;

(v)	to the knowledge of the Borrower and each of the Guarantors, there has been no material Release and there is no current Threat of Release of any Hazardous Materials at or from any location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, processed, transported, stored, handled, treated, disposed, recycled or received from the Borrower and/or any of the Guarantors;

(vi)	to the knowledge of the Borrower and each of the Guarantors, there are no aboveground or underground storage tanks in or associated with any owned or leased real property that would have a Material Adverse Affect on any owned or leased real property;

(vii)	to the knowledge of the Borrower and each of the Guarantors, no owned or leased real property contains any wetlands or other sensitive, endangered or protected areas or species or flora or fauna that would adversely affect the continued use of the land;

(viii)	to the knowledge of the Borrower and each of the Guarantors, there are no facts or circumstances at any owned or leased real property that could form the basis for the assertion of any material Environmental or Safety Liability against the Borrower and/or any of the Guarantors, including any material Environmental or Safety Liability arising from current environmental or health and safety practices;

(ix)	to the knowledge of the Borrower and each of the Guarantors, neither the Borrower nor any of the Guarantors has compromised or released any insurance policies, or waived any rights under insurance policies, that may provide coverage for any Environmental or Safety Liability, where such compromise, release or waiver would have a Material Adverse Effect;

(x)	to the knowledge of the Borrower and each of the Guarantors, none of the Borrower, and/or any of the Guarantors has contractually assumed the liability of any other Person or entity for, and none of the foregoing has agreed to indemnify any other Person or entity against, claims arising out of the Release of Hazardous Materials into the Environment other than claims that Borrower and/or each Guarantor would otherwise be independently liable without regard to such assumption or indemnity;

(xi)	to the knowledge of the Borrower and each of the Guarantors, the Borrower and the Guarantors have made available to the Lender true and complete copies of any and all reports, studies, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Materials or Hazardous Activities in, on, under or related to any owned or leased real property, the operations and approval of development of any owned or leased real property, compliance by the Borrower and each of the Guarantors with Environmental Laws and Safety Laws or any actual or potential Environmental or Safety Liability of any of the Subsidiaries;

(ll) Casualty. There is no damage or destruction to any part of any owned or leased real property by the Borrower or any Guarantor by fire or other casualty that has not been repaired or that could reasonably be expected to have a Material Adverse Effect;

(mm) Disclosure. All information provided to the Lender relating to the financial condition, business and affairs of the Borrower and its Subsidiaries (other than market data and financial projections) furnished by or on behalf of the Borrower or any Guarantor, when taken as a whole in connection with this Agreement, was true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading in light of the circumstances under which such information was provided. All financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared in good faith, using assumptions believed to be reasonable, and the Borrower and each of the Guarantors believes such projections to be fair and reasonable;

(nn) Liens on Collateral. The DIP Liens are valid and perfected liens and security interests in the Collateral, subject only to Permitted Liens; and

(oo) Reorganization Matters.

(i)	The Chapter 11 Cases were commenced on the Petition Date in accordance with applicable law and proper notice thereof and the proper notice for (x) the motion seeking approval of the DIP Credit Documents and the Interim Order and Final Order, (y) the hearing for the approval of the Interim Order, and (z) the hearing for the approval of the Final Order. The Borrower and the Guarantors shall give, on a timely basis as specified in the Interim Order or the Final Order, as applicable, all notices required to be given to all parties specified in the Interim Order or Final Order, as applicable;

(ii)	After the entry of the Interim Order, and pursuant to and solely to the extent permitted in the Interim Order and the Final Order, the Obligations will constitute allowed administrative expense claims in the Chapter 11 Cases having priority over all administrative expense claims and unsecured claims against the Borrower and the Guarantors now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expense claims of the kind specified in Sections 105, 326, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provision of the Bankruptcy Code or otherwise, as provided under Section 364(c)(l) of the Bankruptcy Code, subject, as to priority only, to the Carve-Out Expenses up to the Carve-Out Amount;

(iii)	After the entry of the Interim Order and pursuant to and to the extent provided in the Interim Order and the Final Order, the Obligations will be secured by a valid and perfected Lien on all of the Collateral having the priority described in the Orders; and

(iv)	The Interim Order (with respect to the period prior to entry of the Final Order) or the Final Order (with respect to the period on and after entry of the Final Order), as the case may be, is in full force and effect and has not been modified or amended without the consent of the Lender, in its sole discretion, or reversed or stayed.

6.2	Survival of Representations and Warranties

All representations and warranties of the Borrower and the Guarantors in this Agreement, the DIP Credit Documents and all representations and warranties in any certificate delivered by the Borrower pursuant hereto and thereto, shall survive execution of the DIP Credit Documents and the making of the DIP Credit Commitment, and may be relied upon by the Lender as being true and correct with effect as of the date given (either initially or as brought down) until the Termination Date, notwithstanding any investigation made at any time by the Lender or on its behalf. Without derogating from the foregoing, the representations and warranties of the Borrower and each of the Guarantors shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other DIP Credit Documents.

ARTICLE 7

COVENANTS

7.1	Affirmative Covenants

The Borrower and each of the Guarantors covenants and agrees with the Lender that it shall, and, except where the failure to cause any Subsidiary could not reasonably be expected to have a Material Adverse Effect, shall cause its Subsidiaries to, from and after the Closing Date until the DIP Credit Commitment (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

(a) Punctual Payment. The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein;

(b) Compliance with Agreements. Carry out all its obligations under this Agreement and shall use its reasonable efforts to cause the other parties thereto to do likewise;

(c) Use of Proceeds. Use the proceeds of the DIP Credit Commitment only as authorized in Section 2.2 hereof and subject to the terms and provisions of the DIP Credit Documents and for no other purpose, without the Lender’s prior written consent. Except as expressly permitted herein, no portion of the proceeds of the DIP Credit Commitment shall be used by the Borrower in any manner that might cause the borrowing or the application of such proceeds to violate Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities Acts;

(d) Use of Specific Asset Sale Proceeds. The Borrower and its Subsidiaries will use the net proceeds from any asset and/or real property sales in the manner set forth in Section 2.5 hereof and in the Orders, including, without limitation, by providing directions to the purchasers thereof to pay the applicable amount of net proceeds arising therefrom and due to the Lender pursuant to this Agreement directly to the Lender;

(e) Corporate Existence. Except as permitted herein, the Borrower shall maintain in good standing its corporate existence under the laws of the State of Delaware and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of, and to carry on, its Core Line of Business in a commercially reasonable manner in accordance with past practice, and each Guarantor shall maintain in good standing its corporate existence under the laws of the jurisdiction of its incorporation or organization and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations, except in each case where failure to do so could reasonably be expected to have a Material Adverse Effect;

(f) Preservation of Material Authorizations. Preserve, maintain in effect at all times and at all times comply in all material respects with all Material Authorizations;

(g) Compliance with Applicable Law, Material Agreements, etc. (i) Except where any such failure could not reasonably be expected to have a Material Adverse Effect, comply with (A) the requirements of all Applicable Laws (including Environmental Laws and Safety Laws), with all obligations, which, if contravened, could give rise to a Lien (other than a Permitted Lien) over any of the Collateral, and with all insurance policies required to be maintained under Section 7.1(r), and (B) all Material Agreements to which it is a party or by which it or its properties are bound; (ii) except where any such changes could not reasonably be expected to have a Material Adverse Effect, obtain the Lender’s prior written consent (which consent may be withheld in the Lender’s sole and absolute discretion) before making, permitting or allowing any material amendments or other material changes to, or the termination of, any Material Agreement; (iii) obtain the Lender’s prior written consent before entering into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under the DIP Credit Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith, or which would violate or breach any provision hereunder or under the DIP Credit Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith; and (iv) obtain the Lender’s prior written consent not unreasonably withheld or delayed before making any material amendments to its constituent documents;

(h) Payment of Obligations. Subject to the right to contest legitimate disputes, and subject, where applicable to the provisos in Section 7.1(t) and as otherwise provided or permitted in the Bankruptcy Code, pay and discharge, or cause to be paid and discharged, all its indebtedness and obligations to other Persons in accordance with normal terms and practices of its businesses, as well as all lawful claims for labor, materials and supplies which otherwise, if unpaid, might become a lien or charge upon its properties or any part thereof, in each case if failure to do so would reasonably be expected to result in a Material Adverse Effect;

(i) Accounting Methods and Financial Records. Maintain a system of accounting which is established and administered in accordance with GAAP and keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles;

(j) Public Information. The Borrower shall from time to time deliver to the Lender copies of all reports, financial statements, information or proxy circulars and other information sent by the Borrower to its shareholders at the same time as the Borrower sends such material to its shareholders and the Borrower shall deliver to the Lender copies of all registration statements, prospectuses, press releases, material change reports and similar disclosure documents filed by the Borrower with any securities regulatory authority (including the Securities Commission) or stock exchange, provided that if any such reports or disclosures are filed on a confidential basis, then the Borrower shall not be required to deliver the same to the Lender until such time as they are no longer filed on a confidential basis;

(k) Books and Records; Reporting. Keep and maintain (and provide the Lender and its representatives and agents with reasonable access and copies of same if so requested by the Lender) at all times complete and accurate books of accounts and records adequate to reflect the results of the operation of each of any owned or leased real property, any financial statements required to be provided to the Lender pursuant to any of the Mortgages, and copies of all written contracts, correspondence, and other documents affecting any owned or leased real property. Without limiting the foregoing, the Borrower and each Guarantor agrees to deliver the following to the Lender, in duplicate:

(i)	upon the written request of the Lender, and contemporaneously with the Fiscal Quarter and Fiscal Year financial statements required under this Section 7.1(l), a certificate (a “Compliance Certificate”) signed by an officer of the Borrower stating that to the best of his or her knowledge after having made reasonable inquiry and without personal liability to such officer:

(A)	(1) no Default or Event of Default has occurred and is continuing or (2) if any such Default or Event of Default has occurred and is continuing, a statement as to the nature and status thereof, including specifying the relevant particulars and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, and stating that otherwise no Default or Event of Default has occurred during such Fiscal Quarter or Fiscal Year, as applicable, which is still continuing; and

(B)	in each case where a Material Adverse Change has occurred, specifying the relevant particulars, the period of existence and the action taken, being taken or proposed to be taken by or on behalf of the Borrower of any Guarantor with respect thereto, such certificate to relate to the period from the end of the then last preceding Fiscal Quarter or Fiscal Year, as applicable, of the Borrower or such Guarantor in question, to and including the date of such certificate;

(ii)	the Borrower and the Guarantors shall prepare and furnish (or cause to be so prepared and furnished) to the Lender:

(A)	within 60 days after the end of each month, an unaudited income statement and a balance sheet for the Borrower and its Subsidiaries for the preceding month, and such other documentation as the Lender may reasonably request from time to time certified as true, correct and complete by the Borrower and its Subsidiaries, as applicable;

(B)	as soon as available and in any event within 60 days after the end of each Fiscal Quarter of the Borrower and its Subsidiaries, a copy of the unaudited financial statements of the Borrower and its Subsidiaries for such Fiscal Quarter;

(C)	as soon as available and in any event within 120 days after the end of the Fiscal Year of the Borrower, a copy of the audited consolidated annual financial statements for the Fiscal Year just ended of the Borrower and its Subsidiaries fairly presenting the financial condition and the results of the operations of the Borrower and its Subsidiaries, including, without limitation, a balance sheet, an income statement and such additional reasonable information as the Lender may reasonably request from time to time;

(D)	if reasonably requested by the Lender, the Borrower will allow the Lender to review supporting documentation for all receipts and expenditures disclosed on any of the aforementioned financial statements and reports, including, but not limited to, bank statements, contracts, invoices, copies of checks and general ledgers. To the extent the Lender reasonably requires based on adverse or incorrect matters disclosed in the Borrower’s records or computations, the Lender may audit the accuracy of the Borrower’s records and computations at any time and the reasonable costs and expenses of any such audit shall be paid by the Borrower. If an Event of Default shall be continuing, the Lender shall be free to conduct such audits as the Lender may deem reasonably necessary and such shall be paid for by the Borrower; and

(iii)

upon the reasonable written request of the Lender, the Borrower shall submit to the Lender (A) a detailed written statement of the status of any remediation activities in respect of any owned or leased real property required for the Borrower to comply with Environmental Laws including, without limitation, a statement as to remediation work performed to date and remediation work remaining to be completed, and (B) an updated environmental assessment report prepared by a consultant reasonably satisfactory to the Lender of (x) any of the owned or leased real properties which contain recommendations for action by the Borrower and/or (y) the most recent update provided to comply herewith, including in such update the amounts expended during such period. In addition, the Borrower will provide to the Lender copies of all notices or warnings of violations, or potential violations, of Environmental Laws received by the Borrower within five days of receipt of such notices or warnings, to the extent such notices or warnings could reasonably be expected to result in the Borrower incurring material Environmental Liabilities;

(l) Reporting Requirements. The Borrower shall deliver to the Lender reasonably detailed monthly progress reports on the 30th day of each month, with the first such report to be delivered on April 1, 2009. The monthly progress reports shall include (i) monthly financial statements, including up-to-date cash flow forecasts, summary of capital expenditures incurred in the month and planned, and revised or amended budgets, (ii) an updated marketing plan for all asset sales, including expected dates for retaining sales agent/brokers, distributing sales materials, receiving offers, executing documentation and closing and summaries of any offers and/or expressions of interest received, (iii) a reconciliation of deviations (if any) from the previously delivered monthly progress report, and (iv) such other information as the Lender requests, acting reasonably;

(m) General Reporting Requirements. The Borrower shall deliver to the Lender and MID weekly cash flow forecast reports with respect to the Borrower (in form and substance satisfactory to the Lender, acting reasonably), together with a reconciliation of deviations (if any) from the previously delivered weekly report;

(n) Other Financial Information. As soon as practicable following a request therefor from the Lender, the Borrower shall furnish to the Lender such other financial information as the Lender may reasonably request from time to time;

(o) Maintenance of Insurance. The Borrower shall maintain on behalf of itself and its Subsidiaries or shall cause its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates, with the Lender having approved the present insurers and insurance; provided, however, that the Borrower and its Subsidiaries may self-insure to the same extent as other companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates and to the extent consistent with prudent business practice;

(p) Payment of Taxes. The Borrower and each of its Subsidiaries shall:

(i)	pay and discharge all Taxes, duties, assessments and other liabilities payable by the Borrower or such Subsidiary;

(ii)	withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required; and

(iii)	pay and discharge all obligations incidental to any trust imposed upon it by statute which, if unpaid, might become a Lien (other than a Permitted Lien) upon any of its properties;

except that no such Taxes or obligations need be paid, collected or remitted if (i) it is being actively and diligently contested in good faith by appropriate and timely proceedings, (ii) adequate reserves shall have been set aside therefor on its books, and (iii) such Taxes or obligation shall not have resulted in a Lien other than a Permitted Lien, for which any enforcement proceedings, if commenced, shall have been stayed and, in any event, appropriate security shall have been given, if required, to prevent the commencement or continuation of proceedings;

(q) Tax Deposits. Upon written direction from the Lender and after approval of and pursuant to an order of the Bankruptcy Court after notice and hearing, after the occurrence of an Default or an Event of Default which remains uncured, the Borrower shall immediately commence to deposit with the Lender commencing with the first interest payment due under the DIP Credit Commitment and on the first day of each month thereafter until the earlier of (i) the date that the Indebtedness is fully paid and (ii) the Default or Event of Default has been cured, a sum equal to one-twelfth (1/12) of the total annual taxes and assessments (general and special) respecting each of any owned or leased real property and the costs of insurance premiums, based upon the Lender’s reasonable estimate as to the amount of the taxes, assessments and premiums to be levied, assessed and incurred (except to the extent, and only to the extent, that, in respect of the Golden Gate Property and/or the Santa Anita Property, the Borrower or any Guarantor is making such payments to BMO and/or Wells Fargo, as the case may be, pursuant to the BMO Credit Agreement and/or the Santa Anita Senior Credit Facility). The Borrower’s initial deposit shall be increased by an amount equal to the Lender’s reasonable estimate of the amount of such taxes and insurance premiums to become owing on the due dates for the payment of such taxes and insurance premiums less the monthly payments to be deposited hereunder prior to such due dates. If any such taxes or insurance premiums relating to each of any owned or leased real property are also related to other premises, the amount of any deposit hereunder shall be based upon the Borrower’s and/or any Guarantor’s share of the taxes, assessments or insurance premiums, the Borrower shall apportion the total amount of the taxes, assessments or premiums levied or assessed as between such other premises and each of any owned or leased real property for the purposes of computing the amount of any deposit hereunder. Such deposits shall be held without any allowance of interest. Such deposits shall be used for the payment of such taxes, assessments and insurance premiums on each of any owned or leased real property on the earliest possible date when such payments become due. If the funds so deposited are insufficient to pay any such taxes, assessments and insurance premiums for any year when the same shall become due and payable, the Borrower shall, within 10 Banking Days after receipt of demand therefor from the Lender, deposit such additional funds as may be necessary to pay such taxes, assessments and insurance premiums in full. If the funds so deposited exceed the amount required to pay such taxes, assessments and insurance premiums for the year, the excess shall be applied on a subsequent deposit or deposits. Said deposits shall be kept in a separate, non-interest bearing account created by and in the name of the Lender. Upon the occurrence of an Default or an Event of Default, the Lender may, at its option, without being required to do so, apply any monies at the time on deposit pursuant to this Section 7.1(q) on any of the Indebtedness, in such order and manner as the Lender may elect. When the Indebtedness has been fully paid, any remaining deposits shall be paid to the Borrower. A security interest within the meaning of the Uniform Commercial Code of the state in which the Borrower is organized as a legal entity is hereby granted to the Lender in and to any monies at any time on deposit pursuant to this Section 7.1(q), as additional security for the Indebtedness. Such funds shall be applied by the Lender for the purposes made hereunder and shall not be subject to the direction or control of the

Borrower. The Lender shall not be liable for any failure to apply the funds so deposited hereunder to the payment of any particular taxes, assessments and insurance premiums unless the Borrower, while not in default hereunder, shall have requested the Lender in writing to make application of such funds to the payment of the particular taxes, assessments or premiums for payment of which they were deposited, accompanied by the bills for such taxes, assessments or premiums. The Lender shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party, but shall be liable only for gross negligence or willful misconduct;

(r) Insurance. The Borrower and the Guarantors shall maintain or cause to be maintained at all times with respect to any owned or leased real property and their business and operations in respect thereof all customary and prudent insurance, including, without limitation, all insurance requested by the Lender, acting reasonably.

(s) Preserve Collateral. The Borrower and each of the Guarantors shall upon reasonable request in writing by the Lender do, observe and perform all matters and things reasonably within its powers necessary or expedient to be done, observed or performed for the purpose of maintaining and preserving the DIP Liens;

(t) Defense of Collateral. The Borrower and the Guarantors shall pay when due all Post-Petition obligations, lawful claims or demands with respect to each of any owned or leased real property which, if unpaid, might result in, or permit the creation of, any Lien on such property senior or pari passu to the DIP Lien, including but not limited to all lawful claims for labor, materials and supplies; provided that the Borrower or the applicable Guarantor shall have the right to contest any such claim so long as the Borrower or such Guarantor posts a bond acceptable to the Lender to protect the Lender’s interest in such property, and, in general, do or cause to be done everything necessary to fully preserve the DIP Liens and the rights of the Lender under this Agreement and the other DIP Credit Documents in respect of such property. The Borrower and the Guarantors shall at all times defend the Lender’s interest in and to any owned or leased real property, and the priority of the DIP Lien;

(u) Maintenance of Real Property. To the extent failure to do so could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors shall keep any owned or leased real property, including all buildings and improvements now or hereafter situated thereon, and all equipment owned by them and material to the operation of any owned or leased real property, in good condition subject to reasonable wear and tear, not commit or permit any waste thereof, make all necessary or advisable repairs, replacements and improvements and subject to force majeure , and complete and restore promptly and in good workmanlike manner any building, improvements or other items of any of the real property that may be damaged, or destroyed, and subject to the right to contest legitimate disputes, pay when due all costs incurred therefor;

(v) Material Adverse Change. Upon the happening of any Material Adverse Change, the Borrower and/or the Guarantors shall promptly advise the Lender of such change or event;

(w) Notice of Default. The Borrower and each of the Guarantors shall promptly provide the Lender with a copy of all written notices and reports received or delivered by the Borrower or such Guarantor (including notices of default) under any of the

Organizational Documents, Material Agreements and notices of violations of Applicable Law received by the Borrower or any of the Guarantors relating to any owned or leased real property that might have a Material Adverse Effect, including, without limitation, all racing and/or gaming licenses;

(x) Notification of Attachment or Other Action. As soon as it becomes aware of same, the Borrower and/or each of the Guarantors shall promptly notify the Lender in writing of any unstayed attachment or other legal process levied or threatened against any of the Collateral, or the institution of any action, suit or proceeding by or against the Borrower, any of the Guarantors or any of the Collateral, or any information received by the Borrower and/or any of the Guarantors relative to any of the Guarantors and/or the Borrower or any owned or leased real property which might have a Material Adverse Effect or constitute a Material Adverse Change;

(y) Notice of Litigation and Other Matters. The Borrower and the Guarantors shall, as soon as practicable after any of them shall become aware of the same, give notice to the Lender of the following events:

(i)	the commencement of any action, proceeding, arbitration or investigation against or in any other way relating adversely to the Borrower or any of the Guarantors or any of their respective properties, assets or businesses by any Person (including any Governmental Body) which, if adversely determined, could singly or when aggregated with all other such actions, proceedings, arbitrations and investigations reasonably be expected to have a Material Adverse Effect;

(ii)	any actual, pending or threatened litigation, arbitration or other proceeding relating to the Borrower or any of the Guarantors or any of their property, assets or business, including any owned or leased real property, which if decided adversely could result in a Material Adverse Change;

(iii)	any insurance claim made by the Borrower or any of the Guarantors in excess of $1,000,000;

(iv)	any development which has had or could reasonably be expected to have a Material Adverse Effect; and

(v)	any Default or Event of Default

specifying, in each case, the relevant particulars thereof and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto;

(z) Bankruptcy Matters. The Borrower and each of the Guarantors shall provide copies of all pleadings, motions, applications and judicial information (i) filed by or on behalf of Borrower or any of its Subsidiaries with the Bankruptcy Court, (ii) provided to any creditors’ committee appointed in the Chapter 11 Cases, at the time such document is filed with the Bankruptcy Court, or (iii) provided to any creditors’ committee appointed in the Chapter 11 Cases; provided that the Borrower shall provide the Lender with drafts of all pleadings, motions and applications to be filed by or on behalf of the Borrower or any of its Subsidiaries as soon as practicable in advance of such filing;

(aa) Inspections and Meetings. The Borrower and each of the Guarantors shall permit each of the Lender and its authorized employees, representatives and agents at reasonable times and during normal business hours, upon giving reasonable notice, to discuss, or meet at the head office of the Borrower to discuss, with senior management of the Borrower, the business, property, financial condition and prospects of the Borrower and/or any of the Guarantors and to inspect any owned or leased real property; and

(bb) USA Patriot Act. The Borrower hereby covenants that until such time as the Obligations are paid in full, neither it nor any of its Subsidiaries will take action (or fail to take any action) that would violate the PATRIOT Act, IEEPA or OFAC and will take all customary and reasonable steps to ensure that they are in compliance with any orders issued thereunder. For purposes hereof, “IEEPA” means the International Emergency Economic Power Act , 50 U.S.C. § 1701 et. seq., “OFAC” means the U.S. Department of Treasury’s Office of Foreign Asset Control and “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56) (The USA PATRIOT Act).

7.2	Negative Covenants

The Borrower and each of the Guarantors covenants and agrees with the Lender that, except as expressly permitted under this Agreement, it shall not, nor shall it permit any of its respective Subsidiaries to, from and after the Closing Date until the Termination Date:

(a) Encumber Property. Create, grant, assume or suffer to exist any Lien upon any of its or their properties or assets, other than Permitted Liens;

(b) Capital Expenditures. Without the Lender’s prior written approval, exercisable in the Lender’s sole discretion, incur or commit or agree to incur any Capital Expenditures, except (i) in accordance with the Budget approved by the Lender; (ii) as required pursuant to the terms of the joint venture arrangements with Forest City Enterprises, Inc. and Caruso Affiliated; and (iii) emergency repairs and repairs in the ordinary course of business;

(c) Transactions with Affiliates. Repay any existing indebtedness or liabilities owed to, or otherwise enter into any transaction or agreement with, any Affiliate (or any corporation which, after the transaction in question becomes effective, would become an Affiliate), other than pursuant to the Interim Order or the Final Order, except in the ordinary course of business consistent with past practice and permitted by an order of the Bankruptcy Court after notice and hearing;

(d) Amalgamations, etc. Enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation, transfer, sale or otherwise) whereby the Borrower or any of its Subsidiaries, all or any other material portion of the undertaking, property and assets of the Borrower or any of its Subsidiaries, would become the property of any other Person, except as approved by an order of the Bankruptcy Court after notice and hearing;

(e) Change in Ownership of Subsidiaries. Sell or otherwise transfer or dispose of any shares in the capital stock of any Subsidiary, or any warrants, rights or options to acquire such stock, or permit any Subsidiary to issue, sell or otherwise transfer or dispose of any shares in its capital stock or the capital stock of any Subsidiary or any warrants, rights or options to acquire such stock except to the Borrower or any Subsidiary, except as approved by an order of the Bankruptcy Court after notice and hearing;

(f) Investments; Acquisitions. Engage directly or indirectly in any business activity unrelated to its Core Line of Business, or purchase or otherwise acquire or make any investment in any properties or assets, or permit or otherwise undertake any Acquisitions; provided, however, that the Borrower may make investments in Cash Equivalents in amounts and pursuant to terms acceptable to the Lender, acting reasonably, except as approved by an order of the Bankruptcy Court after notice and hearing;

(g) Restricted Payments: Without in any way limiting the generality of the restrictions and limitations contained within the covenants referenced in this Agreement, until the Termination Date the Borrower and each of its Subsidiaries (except for Gulfstream Park Racing Association Inc., GPRA Thoroughbred Training Center, Inc., and Remington Park, Inc. which entities shall be permitted to make restricted payments in accordance with and subject to the provisions set forth in the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement) is prohibited from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:

(i)	except pursuant to a confirmed reorganization plan and except as specifically permitted hereunder, make any payment or transfer with respect to any Lien or Indebtedness incurred or arising prior to the filing of the Chapter 11 Cases that is subject to the automatic stay provisions of the Bankruptcy Code whether by way of “adequate protection” under the Bankruptcy Code or otherwise;

(ii)	making any loans to third parties or Affiliates, except intercompany loans by and among the Borrower and its Subsidiaries (other than any Foreign Subsidiary excluding AmTote Canada, Inc., an Ontario corporation) pursuant to a confirmed reorganization plan or in accordance with the Budget; or

(iii)	redeeming, purchasing or otherwise retiring or cancelling for consideration any securities (including any warrants, options or rights to acquire securities);

(iv)	creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the DIP Credit Commitment, or for the acquisition of any equity securities of the Borrower;

(v)	declaring or paying any dividends, except pursuant to a confirmed reorganization plan; or

(vi)	entering into any transactions with any Affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this Section 7.2(g);

(h) Debt. Directly or indirectly, incur, assume or suffer to exist any Indebtedness other than Permitted Debt;

(i) Financial Assistance. Provide financial assistance, either directly or indirectly, by means of a guarantee, provision of security or otherwise to any Person, except for (i) Permitted Debt or Permitted Liens and any other obligations which the Borrower may enter into in favor of the Lender, (ii) financial assistance given by the Borrower to any Guarantor, or by any Guarantor to the Borrower or any other Guarantor and (iii) financial assistance given to a Subsidiary in connection with an acquisition or investment expressly permitted by this Agreement;

(j) Disposition of Assets. Except pursuant to a confirmed reorganization plan or except as specifically permitted under the Sale Order, the Bid Procedures Order or an order of the Bankruptcy Court after notice and hearing, assign, transfer, convey, lease or otherwise alienate or dispose of any assets or properties, or any interest therein (financial or management) whether legal or equitable (or agree to do any of the foregoing), outside of the ordinary course of business consistent with past practice, without the prior written consent of the Lender;

(k) ERISA. Following the Closing Date, (i) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (ii) take any action which will result in the partial or complete withdrawal, within the meanings of Sections 4203 and 4205 of ERISA, from a Multiemployer Plan except in the case of a closure of the businesses or facilities of an ERISA Affiliate, (iii) engage or permit any Person to engage in any non-exempt transaction prohibited by Section 406 of ERISA or Section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject Borrower, any of the Guarantors or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (iv) incur or allow to exist any accumulated funding deficiency (within the meaning of Section 412s, 430, 431 and 432 of the IRC or Sections 302, 303, 304 and 305 of ERISA), except for any funding deficiencies that relate to a Multiemployer Plan caused by a third party (other than an Affiliate of the Borrower), (v) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (vi) fail to comply with the requirements of Section 4980B of the IRC or Part 6 of Title I(B) of ERISA, (vii) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to Section 401(a)(29) of the IRC or (viii) permit any ERISA Affiliate to do any of the things referred to in items (i) to (vii) above, except to the extent that all events described in the preceding clauses of this Section 7.2(k) could not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect;

(l) Assertion of Certain Claims and Defenses. To the extent permitted by Applicable Law, assert in any judicial proceeding any lender liability claim or counterclaim, the defense of lack of consideration or violation of any applicable usury laws or any similar legal or equitable defense to the validity or enforceability of this Agreement or any other DIP Credit Document;

(m) Sale Leasebacks. Directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired, (i) which the Borrower or any Guarantor has sold or transferred or is to sell or transfer to any other Person other than the Borrower or a Guarantor or (ii) the Borrower or any Guarantor intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by the Borrower or any Guarantor to any Person other than the Borrower or a Guarantor in connection with such lease; and

(n) Material Agreements. Except pursuant to a confirmed reorganization plan, enter into, nor permit to be entered into, any new Material Agreements without the prior written consent of the Lender, which consent may be withheld by the Lender in its reasonable discretion;

(o) Use. Use or develop any owned or leased real property for any purposes other than as contemplated under this Agreement, the Gulfstream Development Agreement, the Gulfstream Construction Contracts (as defined in the Gulfstream Construction Loan Agreement), the Remington Construction Contracts (as defined in the Remington Construction Loan Agreement) and other permitted related purposes. Neither the Borrower nor any of the Guarantors shall permit any owned or leased real property or any portion thereof to be converted or take any preliminary actions which could lead to a conversion to condominium or cooperative form of ownership until the Termination Date;

(p) Property Manager. Except pursuant to a confirmed reorganization plan or as approved by an order of the Bankruptcy Court after notice and hearing, enter into any property management agreement in respect of any owned or leased real property without the Lender’s prior written consent;

(q) No Commingling Funds. Except pursuant to a confirmed reorganization plan or except as specifically permitted hereunder or pursuant to an order of the Bankruptcy Court after notice and hearing, commingle any assets or funds of the Guarantors with assets or funds of any of its shareholders, members, partners, principals, Affiliates or any other Person;

(r) Subordinated Debt. The Borrower shall not redeem any Subordinated Debt or otherwise create or become subject to any obligation to make any unscheduled repayment of principal on, or repurchase of, the Subordinated Debt;

(s) No Change in Accounting Policies. Except as required by Applicable Law, there shall be no changes to accounting policies, practices and calculation methods from the accounting policies, practices and calculation methods used by the Borrower and the Guarantors, respectively, as at the date of this Agreement, except as required under Applicable Law;

(t) Reclamation Claims. Notify the Lender prior to entering into any agreement to return any of its assets to any of its creditors for application against any Pre-Petition Indebtedness, Pre-Petition trade payables or other Pre-Petition claims under Section 546(h) of the Bankruptcy Code or allowing any creditor to take any setoff or recoupment against any of its Pre-Petition Indebtedness, Pre-Petition trade payables or other Pre-Petition claims based upon any such return pursuant to Section 553(b)(l) of the Bankruptcy Code or otherwise; and

(u) Chapter 11 Claims. Except for the Carve-Out Expenses up to the Carve-Out Amount, incur, create, assume, suffer to exist or permit any other super-priority administrative claim which is pari passu with or senior to the claims of the Lender against the Borrower or a Guarantor, except as set forth in Section 2.10.

7.3	Environmental Matters

(a) The Borrower and each of the Guarantors shall comply, and shall take all necessary corporate or other action to cause any of its Subsidiaries to comply with all Environmental Laws except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(b) The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not knowingly permit, and shall use reasonable commercial efforts to prevent any person, including but not limited to any invitee, occupant or tenant of or on real property or any part thereof, to engage in any activity (or fail to take action), which is likely to lead to the imposition of any Environmental or Safety Liability against the Borrower or a Subsidiary which would have a Material Adverse Effect.

(c) The Borrower and each of the Guarantors shall, and shall take all necessary corporate action to cause each Subsidiary to, promptly remove any Hazardous Substance (or if removal is prohibited by any Environmental Law, the Borrower or applicable Subsidiary shall take whatever action is required to ensure compliance with such Environmental Law) from any real properties (or neighboring lands where the Hazardous Substance has come from any owned or leased real property) to the extent required by Environmental Law where the failure to do so could reasonably be expected to have a Material Adverse Effect.

(d) The Borrower and each of the Guarantors shall provide the Lender with an environmental assessment report (which shall include a report arising from an environmental site assessment, investigation or environmental review) with respect to any real property or an update of such assessment (i) upon the written request of the Lender documenting its reasonable opinion that the Borrower or any Guarantor may not be in material compliance with this Section 7.3; (ii) if such assessment is required by any Governmental Body or (iii) if an Event of Default relating to an environmental matter has occurred, and the Lender has made a reasonable written request to the Borrower for such assessment or update to address the Event of Default within 60 days after such request, and all such audits or updates thereof shall be at the Borrower’s expense; provided, the Lender may only request such assessment no more than once per year absent a continuing Event of Default; provided that, the Lender will use commercially reasonable efforts to cooperate with the Borrower to avoid nullifying any applicable privileges in connection with receipt of otherwise privileged reports.

(e) If the Borrower, any Guarantor or any Subsidiary (i) receives notice that any violation of any Environmental Law may have been committed or is about to be committed by it, (ii) receives notice that any administrative or judicial complaint or order has been filed or is about to be filed against it alleging violations of any Environmental Law or requiring it to take any action in connection with the release of Hazardous Substances into the environment, or (iii) receives any notice from a Governmental Body or other Person alleging that the Borrower or any Guarantor may be liable or responsible for any Environmental or Safety Liability, in each case where the ultimate liability of the Borrower and/or any of the Guarantors or any Subsidiary which may arise from such notice could reasonably be expected to have a Material Adverse Effect, the Borrower shall, and shall cause each Subsidiary to, provide the Lender with a copy of such notice within five days of receipt thereof. The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, also provide to the Lender, within a reasonable period of time after it becomes available, a copy of any environmental assessment report (including any report arising from an environmental site assessment, investigation or environmental review), including any report required to be submitted to any Governmental Body prepared by or for the Borrower; provided that, the Lender will use commercially reasonable efforts to cooperate with the Borrower to avoid nullifying any applicable privileges in connection with receipt of otherwise privileged reports.

(f) The Borrower shall, and shall cause each Subsidiary to, permit the Lender and its authorized employees, representatives and agents, at reasonable times and during normal business hours and at the Borrower’s own cost, upon giving reasonable notice, to visit, inspect and investigate (including intrusive investigations) any real property where the Lender, in its reasonable opinion, believes that the Borrower or any Subsidiary may not be in compliance with Section 7.3(e); provided Lender shall first require Borrower to provide such assessment report pursuant to Section 7.3(d). If the Lender undertakes such investigation, it shall use qualified environmental professionals possessing reasonable levels of insurance (naming, where appropriate, the Borrower and the Guarantors as additional insured) and, to the extent practicable, pursuant to commercially reasonable terms and conditions which require such environmental professionals to indemnify the Borrower and the Guarantors for losses that arise out of negligence or misconduct by such environmental professionals or their subcontractors.

ARTICLE 8

CONDITIONS PRECEDENT

8.1	Conditions Precedent to Closing

The obligations of the Lender to make available the DIP Credit Commitment or any part thereof to the Borrower are subject to compliance, on or before the Closing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender:

(a)	the representations and warranties set out in Section 6.1 shall be true and correct in all material respects on the Closing Date as if made on and as of such date;

(b)	no Default or Event of Default shall have occurred and be continuing nor shall it be reasonably anticipated that there be any Default or Event of Default immediately after giving effect to the execution of the DIP Credit Documents;

(c)	this Agreement, in form and substance satisfactory to the Lender, shall have been executed by the Borrower and the Guarantors and delivered to the Lender;

(d)	the Lender shall have received the following in form, scope and substance satisfactory to the Lender, acting reasonably:

(i)	an Officer’s Certificate dated the Closing Date certifying that attached thereto are true and correct copies of the following documents, and that such documents are in full force and effect, unamended:

(A)	the articles or constating documents of the Borrower and each Guarantor;

(B)	the by-laws or other organizational documents of the Borrower and each Guarantor;

(C)	a certificate of incumbency including sample signatures of officers and directors of the Borrower and each Guarantor who have executed any of the DIP Credit Documents, or any other document delivered to the Lender under this Article; and

(D)	the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by the Borrower and each Guarantor to authorize the execution, delivery and performance of the DIP Credit Documents to which it is a party;

(ii)	a certificate of status, certificate of good standing or similar certificate with respect to the jurisdiction of incorporation or formation of the Borrower and each Guarantor;

(iii)	the Disclosure Schedule; and

(iv)	such other documentation or information as the Lender shall have reasonably requested;

(e)	entry by the Bankruptcy Court of the Interim Order, by no later than 5 days after the Petition Date;

(f)	completion and receipt by the Lender of all documentation in form and substance satisfactory to the Lender, including receipt of such corporate resolutions, certificates and other documents as the Lender will reasonably request;

(g)	entry of all “first day orders,” including, without limitation, all employee-related orders and critical vendor orders entered at or about the time of the commencements of the Chapter 11 Cases, in form and substance reasonably satisfactory to the Lender; and

(h)	payment of all closing costs and fees and all unpaid expenses of the Lender.

8.2	Conditions Precedent to Advances

The obligation of the Lender to make any Advances is subject to compliance, on or before the relevant Borrowing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

(a)	(i) if the date of Advance is 45 days or more after the entering of the Interim Order, the Bankruptcy Court shall have entered the Final Order on or before the date that is 45 days after the Petition Date, (ii) the Interim Order or the Final Order, as the case may be, shall not have been vacated, stayed, reversed, modified or amended without the Lender’s consent and shall otherwise be in full force and effect, (iii) a motion for reconsideration of any such order shall not have been filed or (iv) no appeal of any such order shall have been timely filed and such order is not in any respect the subject of a stay pending appeal;

(b)	the representations and warranties set out in Section 6.1 hereof shall be true and correct on the relevant Borrowing Date as if made on and as of such date and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(c)	no Default or Event of Default shall have occurred and be continuing immediately before or after giving effect to the proposed Advance and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(d)	no Material Adverse Change shall have occurred since the Closing Date in the case of the initial Advance and in the case of each subsequent Advance, since the date of the last Advance and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(e)	the Lender shall have received a Borrowing Notice dated at least five Banking Days prior to the relevant Borrowing Date (other than with respect to the First Advance, which Borrowing Notice shall be dated contemporaneously therewith);

(f)	no injunction, order or decree of any court shall prohibit the Lender from making such Advance;

(g)	as a condition precedent to the initial Advance only, the Lender shall have received payment in full of (i) all reasonable invoiced fees and reimbursable out-of-pocket expenses payable by the Borrower on or prior to the date of such initial Advance in respect of this Agreement, including payment of all reasonable fees, disbursements and out-of-pocket expenses of counsel to the Lender and (ii) the Tranche 1 Arrangement Fee. For greater certainty, the Lender acknowledges that such amounts may be paid to the Lender by the Borrower using proceeds from the initial Advance;

(h)	as a condition precedent to the initial Advance only (or to such subsequent Advance as the Lender may determine, in its sole and absolute discretion), as evidence of, and security for, the DIP Credit Commitment and all other obligations, liability and Indebtedness of the Borrower hereunder and under the other DIP Credit Documents, both present and future, the Borrower shall have delivered to the Lender, in form satisfactory to the Lender and its counsel, a promissory note from the Borrower in favor of the Lender (the “Borrower Note”); and

(i)	as a condition precedent to the initial Advance under the DIP Tranche 2 Credit Commitment only, the Lender shall have received payment in full of the Tranche 2 Arrangement Fee. For greater certainty, the Lender acknowledges that such amounts may be paid to the Lender by the Borrower using proceeds from the initial Advance under the DIP Tranche 2 Credit Commitment.

ARTICLE 9

EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default

Notwithstanding the provisions of Section 362 of the Bankruptcy Code and without notice, application or motion to, hearing before, or order of the Bankruptcy Court or any notice to the Borrower, and subject to Section 9.2(b), the occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an “Event of Default” hereunder:

(a)	default by the Borrower in payment of (i) any principal when due (including, without limitation, any mandatory prepayments pursuant to Section 2.5 or (ii) any interest thereon within three Banking Days after the same becomes due or (iii) any other amount hereunder within 10 days after notice of non-payment thereof is received by the Borrower;

(b)	default by the Borrower or any Guarantor in the performance or observance of any covenant, condition or obligation contained in any of the DIP Credit Documents to which it is a party that does not require the payment of money to the Lender, and such default continues for a period of 20 days (or such longer period as the Lender may in its sole discretion determine) after the earliest of (x) receipt of notice from the Lender of such default, and (y) knowledge of the existence of such default by any officer of the Borrower;

(c)	any representation, warranty, certificate, information or other statement (financial or otherwise) made, deemed to be made, or furnished by or on behalf of the Borrower or any Guarantor in, or in connection with, this Agreement or any other DIP Credit Document (i) that is not or has not been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading in any material respect when made, deemed to be made, or furnished or (ii) that is or has been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading when made, deemed to be made, or furnished, where, in all such cases, the consequences of such misrepresentation or breach of warranty could reasonably be expected to have a Material Adverse Effect;

(d)	except for defaults resulting from an Effect of Bankruptcy and defaults or breaches under any other agreement, document or instrument entered into either

(x) Pre-Petition and which is assumed after the Petition Date or is not subject to the automatic stay provisions of Section 362 of the Bankruptcy Code, or (y) Post-Petition, that is not cured within any applicable grace period therefor, and such default or breach (i) that results from the failure to make any payment when due in respect of any Indebtedness (other than the Obligations) of the Borrower or any Guarantor in excess of $1,000,000 in the aggregate (including (x) undrawn committed or available amounts and (y) amounts owing to all creditors under any combined or syndicated credit arrangements), or (ii) causes, or permits any holder of such Indebtedness or a trustee to cause, Indebtedness or a portion thereof in excess of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, or cash collateral in respect thereof to be demanded;

(e)	any judgment or order for the payment of money in excess of $5,000,000 shall be rendered against the Borrower or any Guarantor which remains unsatisfied or unstayed and (i) executions shall have been levied on any property of the Borrower or any Guarantor by or on behalf of any creditor in reliance on such judgment or order and (ii) there shall be any period during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(f)	if, at any time after execution and delivery thereof, other than by reason of a willful act or omission of the Lender, (i) any DIP Credit Document ceases to be in full force and effect; (ii) any DIP Credit Document is declared by a court or tribunal of competent jurisdiction to be null and void; (iii) the validity or enforceability of any DIP Credit Document is contested by the Borrower or any Guarantor; or (iv) the Borrower or any Guarantor denies in writing that it has any or further liability or obligations under any DIP Credit Document or in respect of the Obligations; or

(g)	any of the following occurs:

(i)	a bid procedures and sale motion, which motion (x) contemplates the “stalking horse bid” of the Lender or an Affiliate thereof on the assets described in the Purchase Agreement and (y) is in form and substance reasonably acceptable to the Lender in its sole discretion, is not submitted to the Bankruptcy Court on or before March 9, 2009;

(ii)	the Borrower does not obtain an order of the Bankruptcy Court (the “Bid Procedures Order”), in form and substance reasonably acceptable to the Lender, approving the bid procedures for the sale(s) of all or substantially all the assets of the Borrower and its Subsidiaries on or before the earlier of 3 weeks after the creditors’ committee is formed and April 3, 2009; or

(iii)	the Borrower does not obtain, within the timeframes set forth in the Bid Procedures Order, an order of the Bankruptcy Court (the “Sale Order”), in form and substance acceptable to the Lender in its sole discretion,

(iii)	approving the sale(s) of the assets of the Borrower and its Subsidiaries (the “Asset Sale(s)”) pursuant to the Bid Procedures Order;

(h)	Any of the following occurs in any Chapter 11 Case:

(i)	the bringing of a motion, taking of any action by the Borrower or any Guarantor in any Chapter 11 Case: (w) to obtain additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement; (x) to grant any Lien other than Permitted Lien upon or affecting any Collateral; (y) except as provided in the Interim or Final Order, as the case may be, to use cash collateral of the Lender under Section 363(c) of the Bankruptcy Code without the prior written consent of the Lender; or

(ii)	the entry of an order in any of the Chapter 11 Cases confirming a plan or plans of reorganization that does not contain a provision for termination of the DIP Credit Commitment and repayment in full in cash of all the Obligations under this Agreement on or before the effective date of such plan or plans; or

(iii)	the entry of an order amending, supplementing, staying, vacating or otherwise modifying the DIP Credit Documents or the Interim Order or the Final Order without the written consent of the Lender or the filing by the Borrower or any Guarantor of a motion for reconsideration with respect to the Interim Order or the Final Order; or

(iv)	the Final Order is not entered on or before the date that is 45 days after the Petition Date; or

(v)	the payment of, or application for authority to pay, any Pre-Petition claim without the Lender’s prior written consent unless (i) authorized pursuant to the first-day orders approved by the Bankruptcy Court, (ii) consisting of adequate protection payments approved by the Bankruptcy Court in the Interim Order or the Final Order, (iii) Pre-Petition payments reflected in the Budget or (iv) otherwise permitted under this Agreement; or

(vi)	from and after the entry of the Final Order, the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code or otherwise against the Lender or any of the Collateral or against the Prior Lender or any Collateral (as defined in the Pre-Petition Loan Agreement); or

(vii)	the appointment of an interim or permanent trustee in any Chapter 11 Case or the appointment of a receiver or an examiner in any Chapter 11 Case with expanded powers to operate or manage the financial affairs, the business, or reorganization of the Borrower or any Guarantor; or the sale, without the Lender’s consent, of all or substantially all the Borrower’s and the Guarantor’s assets either through a sale under Section 363 of the Bankruptcy Code, through a confirmed plan of reorganization in the Chapter 11 Cases, or otherwise that does not provide for payment in full in cash of the Obligations and termination of the DIP Credit Commitment; or

(viii)	the dismissal of any Chapter 11 Case, or the conversion of any Chapter 11 Case from one under Chapter 11 to one under Chapter 7 of the Bankruptcy Code or the Borrower or any Guarantor shall file a motion or other pleading seeking the dismissal of any Chapter 11 Case under Section 1112 of the Bankruptcy Code or otherwise; or

(ix)	the entry of an order by the Bankruptcy Court granting relief from or modifying the automatic stay of Section 362 of the Bankruptcy Code (x) to allow any creditor to execute upon or enforce a Lien on any Collateral, or (y) with respect to any Lien of or the granting of any Lien on any Collateral to any state or local environmental or regulatory agency or authority, which in either case would have a Material Adverse Effect; or

(x)	the entry of an order in any Chapter 11 Case avoiding or requiring repayment of any portion of the payments made on account of the Obligations owing under this Agreement or the other DIP Credit Documents; or

(xi)	the failure of the Borrower or any Guarantor to perform any of its obligations under the Interim Order or the Final Order; or

(xii)	the entry of an order in any of the Chapter 11 Cases granting any other super-priority claim or Lien equal or superior to the DIP Lien other than adequate protection Liens approved by the Bankruptcy Court in the Interim Order or the Final Order.

9.2	Remedies Upon Default

(a) If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, suspend the DIP Credit Commitment with respect to additional Advances, whereupon any additional Advances shall be made or incurred in the Lender’s sole discretion so long as such Default or Event of Default is continuing. If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, except as otherwise expressly provided herein, increase the rate of interest applicable to the DIP Credit Amount to the Default Rate.

(b) If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court: (i) terminate the DIP Credit Facility with respect to further Advances; (ii) reduce the DIP Credit Commitment from time to time; (iii) declare all or any portion of the Obligations, including all or any portion of any Advance to be forthwith due and payable hereunder (including under the Guaranty), all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the

Borrower and each Guarantor; (iv) direct any or all of Borrower and the Guarantors to sell or otherwise dispose of any or all of the Collateral on terms and conditions acceptable to the Lender pursuant to Sections 363, 365 and other applicable provisions of the Bankruptcy Code (and, without limiting the foregoing, direct the Borrower or any Guarantor to assume and assign any lease or executory contract included in the Collateral to the Lender’s designees in accordance with and subject to Section 365 of the Bankruptcy Code), (v) enter onto the premises of the Borrower or any Guarantor in connection with an orderly liquidation of the Collateral, or (vi) exercise any rights and remedies provided to the Lender under the DIP Credit Documents or at law or equity, including all remedies provided under the Code; and pursuant to the Interim Order and the Final Order, the automatic stay of Section 362 of the Bankruptcy Code shall be modified and vacated to permit the Lender to exercise their remedies under this Agreement and the DIP Credit Documents, without further notice, application or motion to, hearing before, or order from, the Bankruptcy Court, provided, however, notwithstanding anything to the contrary contained herein, the Lender shall be permitted to exercise any remedy other than those described in clauses (i), (ii) and (iii) above after seeking and being granted relief from the automatic stay pursuant to Section 362 of the Bankruptcy Code and upon 5 days’ prior written notice to the Borrower or such Guarantor and counsel approved by the Bankruptcy Court for the Committee. Upon the occurrence of an Event of Default and the exercise by the Lender of its rights and remedies under this Agreement and the other DIP Credit Documents, the Borrower and each Guarantor shall, to the extent ordered by the Bankruptcy Court, assist the Lender in effecting a sale or other disposition of the Collateral upon such terms as are acceptable to the Lender.

9.3	Distributions

During the occurrence and continuance of an Event of Default, all distributions under or in respect of any DIP Credit Document or the DIP Credit Commitment shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender, and the Borrower shall remain liable for any such deficiency. All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion. The Lender may at any time change any such appropriation of any such distributions or other moneys received by the Lender and may reapply the same to any other part of the Obligations as the Lender may from time to time in its sole discretion see fit, notwithstanding any previous application.

ARTICLE 10

GENERAL

10.1	Reliance and Non-Merger

All covenants, agreements, representations and warranties of the Borrower made herein or in any other any DIP Credit Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or the Lender’s Counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and any other DIP Credit Document until there are no amounts outstanding under the DIP Credit Commitment and the Lender shall have no further obligation to make Advances hereunder. For clarity, this Section 10.1 shall in no way affect the survival of those provisions of this Agreement or any other DIP Credit Document which by their terms are stated to survive termination of this Agreement.

10.2	Confidentiality

The Lender will maintain on a confidential basis (except as otherwise permitted hereunder or as required by Applicable Law) all information relating to the Borrower and its Subsidiaries provided to it hereunder by and on behalf of the Borrower or any of its Subsidiaries or obtained in respect of any diligence conducted in respect hereof; provided, however, that this Section 10.2 shall not apply to any information which (i) was lawfully in the public domain at the time of communication to the Lender, (ii) lawfully enters the public domain through no fault of the Lender subsequent to the time of communication to the Lender, (iii) was lawfully in the possession of the Lender free of any obligation of confidence at the time of communication to the Lender, or (iv) was lawfully communicated to the Lender free of any obligation of confidence subsequent to the time of initial communication to the Lender.

10.3	No Set-Off

To the fullest extent permitted by law, the Borrower and each of the Guarantors shall make all payments hereunder regardless of, but without prejudice to or otherwise releasing the Lender of or from, any liability, defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Body which may adversely affect the Borrower’s and each of the Guarantor’s obligation to make, or the Lender’s right to receive, such payments. The Borrower and each of the Guarantors grants to the Lender the right to set off all accounts, credits or balances owed by the Lender to the Borrower and/or any of the Guarantors against the aggregate amount of principal, interest, fees and other amounts due hereunder or under any other DIP Credit Document when any such amount shall become due and payable, whether at maturity, upon acceleration of maturity thereof or otherwise.

10.4	Employment of Experts

The Lender may, at any time and from time to time, at the Borrower’s cost, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement or any other DIP Credit Document and will advise the Borrower at any time that it elects to do so.

10.5	Reliance by the Lender

The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile, telex or other means of electronic communication) of the Borrower and the Guarantors believed by it to be genuine and correct.

10.6	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery or courier as hereinafter provided. Any such notice, if delivered by courier, shall be deemed to be received on the next Banking Day after the date of delivery thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day sent if sent prior to 1:00 p.m. (New York time) on any Banking Day or otherwise on the next succeeding Banking Day. Notice of change of address shall also be governed by this Section 10.6. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower or any Guarantor:

Magna Entertainment Corp.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:	Chief Financial Officer, Finance
Facsimile number:	(905) 726-7448

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Brian Rosen
Facsimile number:	(212) 310-8007

(b)	if to the Lender:

MID Islandi sf. Zug Branch

Baererstrasse 16, CH-6304

Zug Switzerland

Attention:	Thomas Schultheiss
Branch Manager
Facsimile number:	+41 41725 2725

with a copy to:

MI Developments Inc.

455 Magna Drive

Aurora, Ontario

L4G 7A9

Attention:	General Counsel
Facsimile number:	(905) 726-2095

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attention:	Lee Attanasio
Facsimile number:	(212) 839-5599

10.7	Further Assurances

Whether before or after the happening of an Event of Default, the Borrower and each Guarantor shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the DIP Credit Commitment and the DIP Credit Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the DIP Credit Documents all within a reasonable period of time following the request of the Lender.

10.8	Assignment

(a) The DIP Credit Documents shall inure to the benefit of the Lender, its successors and assigns, and shall be binding upon the Borrower and the Guarantors, and their respective successors and assigns. Neither the Borrower nor any of the Guarantors shall assign, sell, convey or otherwise transfer any of its rights or obligations under the DIP Credit Commitment or the DIP Credit Documents. The Lender, may assign, sell, convey, grant participations in, pledge, or otherwise transfer all or any part of its rights or obligations under the DIP Credit Commitment and the DIP Credit Documents to any Person or Persons (each a “Permitted Lender Assignee”) at any time, without the Borrower’s or any Guarantor’s consent. Any Permitted Lender Assignee shall provide written notice to the Borrower and the Guarantors of such assignment and its assumption of the obligations of the Lender hereunder and thereafter shall be entitled to the performance of all of the Borrower’s and the Guarantors’ agreements and obligations under the DIP Credit Commitment and the DIP Credit Documents and shall be entitled to enforce all the rights and remedies of the Lender under the DIP Credit Documents, for the benefit of such Permitted Lender Assignee, as fully as if such Permitted Lender Assignee was herein by name specifically given such rights and remedies. Each of the Borrower and the Guarantors expressly agrees that it will assert no claims or defenses that it may have against the Lender against any Permitted Lender Assignee, except those specifically available under this Agreement. In the event that the Borrower or any Guarantor shall become directly liable for any additional charges or levies by any governmental or regulatory authority in consequence of the operation of this Section 10.8, the Borrower shall give the Lender notice thereof and thereafter the Lender shall indemnify the Borrower or the Guarantor, as applicable, in full for any such charges or levies. The Borrower and the Guarantors shall be given written notice of any such assignment. The Borrower and the Guarantors shall cooperate with and perform the reasonable requirements of the Permitted Lender Assignee, but the costs and expenses, including reasonable legal fees and disbursements relating directly to or arising directly out of any such assignment shall not be the expense of the Borrower or the Guarantors.

(b) The Lender shall, on behalf of the Borrower, maintain or cause to be maintained a register (the “Register”) on which it enters the name and address of each Lender and Permitted Lender Assignee as the registered owner of each Advance (and the principal amount thereof and stated interest thereon) held by such Lender or Permitted Lender Assignee (each, a “Registered

Advance”). Borrower hereby acknowledges and makes the Registered Advance a registered obligation for United States withholding tax purposes. A Registered Advance may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register and any assignment or sale of all or part of such Registered Advance may be effected only by registration of such assignment or sale on the Register. Prior to the registration of the assignment or sale of any Registered Advance, Borrower shall treat the person in whose name such Registered Advance is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes. The Register shall be conclusive absent manifest error, and the Borrower, Lender and Permitted Lender Assignees and their agents shall treat each person whose name is recorded as a holder of the interest described therein for purposes of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower, Lender and any Permitted Lender Assignee at any reasonable time and from time to time upon reasonable prior notice.

10.9	Disclosure of Information to Potential Permitted Lender Assignees

The Borrower and the Guarantors agree that the Lender shall have the right (but shall be under no obligation) to make available to any potential Permitted Lender Assignee any and all information which the Lender may have pursuant to the DIP Credit Documents, provided such disclosure is not in violation of any applicable securities laws, rules or regulations and such potential Permitted Lender Assignee enters into a typical and customary confidentiality agreement in favor of the Borrower and the Guarantors.

10.10	Right to Cure

The Lender may from time to time, in its sole and absolute discretion (but shall have no obligation to do so), for the Borrower’s account and at the Borrower’s expense, pay any amount or do any act required of the Borrower or a Guarantor hereunder or required under the DIP Credit Documents or requested by the Lender to preserve, protect, maintain or enforce any DIP Credit Commitment, any owned or leased real property or any other Collateral, and which the Borrower or a Guarantor fails to pay or do or cause to be paid or done, including, without limitation, payment of insurance premiums, taxes or assessments, warehouse charge, finishing or processing charge, landlord’s claim, and any other lien upon or with respect to any owned or leased real property or any other Collateral. Any payment made or other action taken by the Lender pursuant to this Section shall be without prejudice to any right to assert an Event of Default hereunder and to pursue the Lender’s other rights and remedies with respect thereto.

10.11	Forbearance by the Lender Not a Waiver

Any forbearance by the Lender in exercising any right or remedy under any of the DIP Credit Documents, or otherwise afforded by Applicable Law, shall not be a waiver of or preclude the exercise of any right or remedy. The Lender’s acceptance of payment of any sum secured by any of the DIP Credit Documents after the due date of such payment shall not be a waiver of the Lender’s right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other Liens or charges by the Lender shall not be a waiver of the Lender’s right to accelerate the maturity of the DIP Credit Commitment, nor shall the Lender’s receipt of any awards, proceeds or damages operate to cure or waive the Borrower’s or any of the Guarantors’ default in payment or sums secured by any of the DIP Credit Documents. With respect to all DIP Credit Documents, only waivers made in writing by the Lender shall be effective against the Lender.

10.12	Waiver of Statute of Limitations and Other Defenses

The Borrower and Guarantors hereby waive the right to assert any statute of limitations or any other defense as a bar to the enforcement of the lien created by any of the DIP Credit Documents or to any action brought to enforce any obligation secured by any of the DIP Credit Documents.

10.13	Relationship

The relationship between the Lender and the Borrower and the Guarantors shall be that of creditor-debtor only. No term in this Agreement or in the other DIP Credit Documents, nor any shareholder or other Affiliate relationship between the parties, and no course of dealing between the parties shall be deemed to create any relationship of agency, partnership or joint venture or any fiduciary duty by the Lender to any other party.

10.14	Time of Essence

Time is of the essence of this Agreement and each of the other DIP Credit Document and the performance of each of the covenants and agreement contained herein and therein.

10.15	Jury Trial Waiver

THE BORROWER, THE GUARANTORS AND THE LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY THE BORROWER, THE GUARANTORS AND THE LENDER, THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT NEITHER THE LENDER NOR ANY PERSON ACTING ON BEHALF OF THE LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INCLUDE THIS WAIVER OF TRIAL BY JURY OR HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER, EACH GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. THE BORROWER, EACH GUARANTOR AND THE LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

10.16	Final Agreement/Modification

This Agreement, together with the other DIP Credit Documents is intended as the final expression of the agreement among the Borrower, the Guarantors and the Lender. All prior discussions, negotiations and agreements are of no further force and effect. This Agreement can be modified only in writing executed by all parties and the written agreement may not be contradicted by any evidence of any alleged oral agreement.

10.17	Continuing Agreement

This Agreement shall in all respects be a continuing agreement and shall remain in full force and effect (notwithstanding, without limitation, the death, incompetence or dissolution of any of the Borrower or any of the Guarantors).

10.18	No Third Party Beneficiaries

This Agreement, the DIP Liens and the other DIP Credit Documents are made for the sole benefit of the Lender, the Borrower and the Guarantors, and no other party shall have any legal interest of any kind under or by reason of any of the foregoing. Whether or not the Lender elects to employ any or all the rights, powers or remedies available to it under any of the foregoing, the Lender shall have no obligation or liability of any kind to any third party by reason of any of the foregoing or any of the Lender’s actions or omissions pursuant thereto or otherwise in connection with this transaction.

10.19	No Brokers

Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, warrants and represents to the other that it has not employed any broker or agent in connection with the transaction contemplated hereby. Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, shall indemnify and hold the other harmless from any loss or cost suffered or incurred by it as a result of any commission owed to any broker or agent claiming a commission due as a result of representing such party (or any of its Affiliates) with respect hereto.

10.20	Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.21	Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions

The covenants and agreements contained in the DIP Credit Documents shall bind, and the rights thereunder shall inure to, the respective permitted successors and assigns of the Lender, the Borrower and the Guarantors, subject to the provisions of this Agreement. Subject to Section 10.22, all covenants and agreements of the Borrower and the Guarantors shall be joint and several. In exercising any rights under the DIP Credit Documents or taking any actions provided for therein, the Lender may act through its employees, agents or independent contractors as authorized by the Lender.

10.22	Loss of Borrower Note

Upon notice from the Lender of the loss, theft, or destruction of the Borrower Note and upon receipt of an indemnity reasonably satisfactory to the Borrower from the Lender, or in the case of mutilation of the Borrower Note, upon surrender of the mutilated Borrower Note, the Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Borrower Note.

10.23	Acknowledgment

THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT IT HAS THOROUGHLY READ AND REVIEWED THE TERMS AND PROVISIONS OF THIS AGREEMENT, THE ATTACHED SCHEDULES AND THE DIP CREDIT DOCUMENTS AND IS FAMILIAR WITH THE TERMS OF SAME; THAT THE TERMS AND PROVISIONS CONTAINED IN THIS AGREEMENT HAVE BEEN THOROUGHLY READ BY THE BORROWER AND EACH GUARANTOR AND ARE CLEARLY UNDERSTOOD AND FULLY AND UNCONDITIONALLY CONSENTED TO BY THE BORROWER AND EACH GUARANTOR. THE BORROWER AND EACH GUARANTOR HAS HAD FULL BENEFIT AND ADVICE OF COUNSEL OF ITS SELECTION, IN REGARD TO UNDERSTANDING THE TERMS, MEANING, AND EFFECTS OF THIS AGREEMENT. THE BORROWER AND EACH GUARANTOR FURTHER ACKNOWLEDGES THAT ITS EXECUTION OF THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS IS DONE FREELY, VOLUNTARILY AND WITH FULL KNOWLEDGE, AND WITHOUT DURESS, AND THAT IN EXECUTING THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS, THE BORROWER AND EACH GUARANTOR HAS RELIED ON NO OTHER REPRESENTATIONS, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, MADE TO IT BY ANY OTHER PARTY TO THE AGREEMENT; AND THAT THE CONSIDERATION RECEIVED BY THE BORROWER AND EACH GUARANTOR UNDER THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS AND HAS BEEN ACTUAL AND ADEQUATE.

ARTICLE 11

CONTINUING GUARANTY

11.1	Guaranty

Each Guarantor hereby absolutely and unconditionally guarantees (the “ Guaranty “), as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, any and all of the Obligations, whether for principal, interest, premiums, fees, indemnities, damages, costs, expenses or otherwise, of the Borrower to the Lender, arising hereunder and under the other DIP Credit Documents (including all renewals, extensions, amendments, refinancings and other modifications thereof and all costs, attorneys’ fees and expenses incurred by the Lender in connection with the collection or enforcement thereof). The

Lender’s books and records showing the amount of the Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon each Guarantor, and conclusive for the purpose of establishing the amount of the Obligations in the absence of manifest error. This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Obligations or any instrument or agreement evidencing any Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Obligations which might otherwise constitute a defense to the obligations of any Guarantor under this Guaranty, and to the fullest extent permitted by law each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing. The obligations of each Guarantor are joint and several.

11.2	Rights of the Lender

Each Guarantor consents and agrees that the Lender may, at any time and from time to time, without notice or demand (other than as required by Section 9.2 hereof, the Order or applicable bankruptcy law), and without affecting the enforceability or continuing effectiveness hereof: (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Obligations; (c) apply such security and direct the order or manner of sale thereof as the Lender in its sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors (including any other Guarantor) of any of the Obligations. Each Guarantor acknowledges and agrees that this Guaranty is secured in accordance with the terms of the DIP Credit Documents and that the Lender may exercise its remedies thereunder in accordance with the terms thereof. Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of such Guarantor under this Guaranty or which, but for this provision, might operate as a discharge of such Guarantor.

11.3	Certain Waivers

Each Guarantor waives (a) any defense arising by reason of any disability or other defense of the Borrower or any other guarantor (including any other Guarantor), or the cessation from any cause whatsoever (including any act or omission of the Lender) of the liability of the Borrower; (b) any defense based on any claim that such Guarantor’s obligations exceed or are more burdensome than those of the Borrower; (c) any right to proceed against the Borrower, proceed against or exhaust any security for the Obligations, or pursue any other remedy in the power of the Lender; (e) any benefit of and any right to participate in any security now or hereafter held by the Lender; and (f) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties. Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Obligations.

11.4	Obligations Independent

The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Obligations and the obligations of any other guarantor, and a separate action may be brought against any guarantor (including any other Guarantor) to enforce this Guaranty whether or not the Borrower or any other person or entity is joined as a party.

11.5	Subrogation

No Guarantor shall exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and the DIP Credit Commitment is terminated. If any amounts are paid to any Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Lender and shall forthwith be paid to the Lender to reduce the amount of the Obligations, whether matured or unmatured.

11.6	Termination; Reinstatement

This Guaranty is a continuing and irrevocable guaranty of all Obligations now or hereafter existing and shall remain in full force and effect until all Obligations and any other amounts payable under this Guaranty are indefeasibly paid in full in cash and the DIP Credit Commitment with respect to the Obligations is terminated. Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of the Borrower or any Guarantor is made, or the Lender exercises its right of setoff, in respect of the Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any debtor relief laws, including the Bankruptcy Code or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Lender is in possession of or has released this Guaranty and regardless of any prior revocation, rescission, termination or reduction. Each Guarantor agrees that it will indemnify the Lender on demand for all reasonable and documented costs and expenses (including fees and expenses of counsel) incurred by the Lender in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any debtor relief laws, including the Bankruptcy Code or otherwise. The obligations of the Guarantors under this paragraph shall survive termination of this Guaranty.

11.7	Subordination

Each Guarantor hereby subordinates the payment of all obligations and indebtedness of the Borrower or any Guarantor owing to any Guarantor, whether now existing or hereafter arising, including but not limited to any obligation of the Borrower to any Guarantor as subrogee of the Lender or resulting from any Guarantor’s performance under this Guaranty, to the indefeasible payment in full in cash of all Obligations. If the Lender so requests, any such obligation or indebtedness of the Borrower or any Guarantor to any Guarantor shall be enforced and performance received by any Guarantor as trustee for the Lender and the proceeds thereof shall be paid over to the Lender on account of the Obligations, but without reducing or affecting in any manner the liability of any Guarantor under this Guaranty.

11.8	Stay of Acceleration

If acceleration of the time for payment of any of the Obligations is stayed, in connection with any case commenced by or against any Guarantor or the Borrower under any debtor relief laws, including the Bankruptcy Code or otherwise, all such amounts shall nonetheless be payable by each other Guarantor immediately upon demand by the Lender.

11.9	Contribution by the Guarantors

All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any comparable applicable provisions of state law; provided, solely for purposes of calculating the Fair Share Contribution Amount with respect to any Contributing Guarantor for purposes of this Section 11.9, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 11.9), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 11.9. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 11.9 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 11.9 and a right to receive any Fair Share Contribution Amount shall be deemed an asset of the Guarantor entitled to such amount.

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IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA ENTERTAINMENT CORP. as Borrower

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

PACIFIC RACING ASSOCIATION, as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC., AS A GUARANTOR

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

THE SANTA ANITA COMPANIES, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

LOS ANGELES TURF CLUB, INCORPORATED, as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

SOUTHERN MARYLAND AGRICULTURAL ASSOCIATION, a joint venture formed under the laws of the State of Maryland, by its members, PRINCE GEORGE’S RACING, INC. and SOUTHERN MARYLAND RACING, INC., as a Guarantor

BY PRINCE GEORGE’S RACING, INC.

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

SOUTHERN MARYLAND RACING, INC. as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP, a partnership formed under the laws of the State of Maryland, acting through its General Partner, LAUREL RACING ASSOC., INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

PIMLICO RACING ASSOCIATION, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

MARYLAND JOCKEY CLUB, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President, Finance

Name:	William Ford
Title:	Secretary

SOUTHERN MARYLAND RACING, INC. as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

THISTLEDOWN, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

MEC MARYLAND INVESTMENTS INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

AMTOTE INTERNATIONAL, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

3000 MARYLAND INVESTMENTS LLC, as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

GULFSTREAM PARK RACING ASSOCIATION, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

GPRA COMMERCIAL ENTERPRISES, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

MEC DIXON, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

SUNSHINE MEADOWS RACING INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

MEC HOLDINGS (USA), INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

REMINGTON PARK, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

PRINCE GEORGE’S RACING, INC., as a Guarantor

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

MID ISLAND SF., acting through its Zug Branch, as Lender

By:
Name:	Thomas Schultheiss
Title:	Branch Manager

Name:	Peter Nideroest
Title:	Branch Manager

SCHEDULE A

Borrowing Notice

TO: MID Islandi sf., acting through its Zug Branch

RE: Magna Entertainment Corp.

Reference is made to a loan agreement (the “ Debtor-in-Possession Credit Agreement “) dated as of March 5, 2009 between Magna Entertainment Corp., as Borrower, the Guarantors and the Lender. All terms used in this Borrowing Notice which are defined in the DIP Loan Agreement have the meanings attributed thereto in the Bridge Loan Agreement.

The Borrower hereby requests an Advance as follows:

1.	Amount of Advance:

2.	Borrowing Date:

3.	Payment instructions (if any):

Except as specifically qualified in the Disclosure Schedule, all of the representations and warranties of the Borrower in Article 6 of the Debtor-in-Possession Credit Agreement are true and correct on the date hereof as if made on and as of the date hereof.

No Default or Event of Default has occurred and is continuing nor is it reasonably anticipated that any Default or Event of Default will occur immediately after giving effect to the aforementioned Advance.

A-1

Except as disclosed in writing by the Borrower to the Lender, no Material Adverse Change since the date of the last Advance (or, in the case of the initial Advance, the Closing Date) has occurred.

DATED this             day of             ,             .

MAGNA ENTERTAINMENT CORP.

By:
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

Name:	William Ford
Title:	Secretary

A-2

SCHEDULE B

Budget

B-1

SCHEDULE C

Disclosure Schedule

C-1

SCHEDULE D

Interim Order

D-1